SEVERN TRENT

Delivering performance

through higher standards and continuous improvement







Annual Report
and Accounts
2009




09046409

Contents

Delivering performance

Severn Trent group is delivering in key areas:

> group profit before interest, tax and exceptional items £469.9m

> delivered planned operating cost savings

> strong liquidity position; funded for up to the next two years

> dividends to increase by 3% above RPI inflation to March 2010

Cautionary statement

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'will', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements.

Nothing in this document should be regarded as a profits forecast.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Severn Trent Plc

Severn Trent Plc is a public limited company listed on the London Stock Exchange and registered in England and Wales with company number 2366619. This is the Annual Report and Accounts for the year ended 31 March 2009.

More information on Severn Trent Plc can be found on our website at www.severntrent.com.

Severn Trent Water is delivering performance in key areas:

- > reducing customer complaints
- > outperforming our leakage target
- > reducing sewer flooding
- > reducing supply interruptions
- > improving health and safety
- > operating and capital cost efficiency
- > strong liquidity position – funded for up to the next two years

Severn Trent Services is delivering performance in key areas:

- > continued geographic expansion
- > US Operating Services outperforms market growth
- > significant growth in disinfection products
- > improving health and safety
- > developing new technologies and solutions for future market needs

Group turnover £m

£1,642.2m

2009	£1,642.2m
2008	£1,552.4m

Group profit before tax £m

£167.6m

2009	£167.6m
2008	£192.4m

Group profit* £m

£273.5m

2009	£273.5m
2008	£292.2m

* before tax, losses/gains on financial instruments and exceptional items.

Dividend pence per share

+2.6%

2009	67.34p
2008	65.63p

Earnings per share* pence

92.7p

2009	92.7p
2008	97.8p

* from continuing operations before exceptional items, gains/losses on financial instruments and deferred tax.


Total shareholder return
250
225
200
175
150
125
100
75
50
25
0
2004
2005
2006
2007
2008
2009
Severn Trent Plc
FTSE 100 Index

* this graph illustrates the value at 31 March 2009, of £100 invested in Severn Trent on 31 March 2004 compared with the value of £100 invested in the FTSE 100 index. The intermediate points show the value at intervening financial year end.
Source: Datastream

Our business at a glance

At Severn Trent, we are focused on water. We are a FTSE 100 company, with two complementary businesses: Severn Trent Water and Severn Trent Services.

Severn Trent Water

Severn Trent Water provides high quality water and sewerage services to over 3.7 million households and businesses across the Midlands and mid Wales.

Key strengths:

> we have among the lowest bills for customers in the UK industry
> we provide drinking water and waste water quality above UK industry average
> streamlined business delivering against 20 Key Performance Indicators
> commitment to long term responsible stewardship of the business, to the environment, customers and the communities in which we live and work

Our industry

The water industry in England and Wales invests more than £3 billion a year and employs over 27,000 people. There are 10 water and sewerage companies in England and Wales.

Our prices

Every five years, Ofwat, our economic regulator, sets annual price limits for each water company. Our current price limits were set in 2004 for the period 2005-10 (the AMP4 period). Our new price limits for the period 2010-15 (the AMP5 period) will be set in late 2009 (see our final business plan on page 6).

Our performance

Each water company submits an annual return (the June return) to Ofwat covering its activities. This is the primary source of regulatory information and enables Ofwat to monitor and compare the performance of the companies.

Water quality in England and Wales is regulated by the Drinking Water Inspectorate. Water abstraction, river pollution and flooding are regulated by the Environment Agency.

Our vision for the future

In 2007, each water company produced a 25 year Strategic Direction Statement for the years 2010-35. This forms the key foundation for the long term direction and development of the companies. The full report can be found on our website www.stwater.co.uk/sds

Competition

Competition currently only exists for business customers who use 50 megalitres or more of water, per annum. Ways to increase competition in the water industry are being discussed. To see how we're involved, please turn to page 14 of this report.

Severn Trent Services

Severn Trent Services is one of the world's leading suppliers of water and waste water treatment solutions to an increasing number of utilities, municipalities and commercial customers.

Key strengths:

> focused growth strategy
> recognised around the world for quality, reliability and stability
> a leader in high growth, high margin markets such as disinfection, filtration, arsenic removal and marine/offshore waste water treatment
> continually innovating to develop advanced technologies
> a track record of growth and cost control

Severn Trent Services has three principal business groups: Water Purification, Operating Services and Analytical Services. Water Purification is a leader in developing advanced technologies and products focused on disinfection, filtration and adsorption. Operating Services is a leader in managing and maintaining water and waste water treatment plants and networks around the world. Analytical Services is a leader in UK environmental water testing services.

Its growth strategy is focused on four key strategic initiatives: continue the geographic expansion of products and services, expand the scope of operating services around the world, enhance products and operations to improve effectiveness and efficiency and continue to develop new technologies that are at the forefront of water and waste water solutions.

For a review of Severn Trent Services, go to page 17. You can also find out more at www.severntrentservices.com

Turnover

£1,324.9m*

* before elimination of intra group sales

% of group turnover

80%

Employees

5,624



For a review of Severn Trent Water, go to page 7.

You can also find out more at www.stwater.co.uk



Severn Trent Water's region stretches from mid Wales to Rutland and from the Bristol Channel to the Humber. We deliver nearly 2 billion litres of water a day to homes and businesses through 46,000 km of pipes. A further 54,000 km of sewers take waste water away to over 1,000 sewage works.

Turnover

£339.3m*

* before elimination of intra group sales

% of group turnover

20%

Employees

3,120



Headquartered in the US, Severn Trent Services has a growing presence in the Americas, Europe, Middle East and Asia Pacific.

Managing a sustainable business



Sir John Egan
Chairman

I am pleased to report today on a second successive year of encouraging progress. Despite the impact of the current economic environment on consumption and bad debts, and our already announced increase in investment in infrastructure renewals, Tony Wray, our Chief Executive, and his team delivered stable group profit before interest, tax and exceptional items. That's because we continue to deliver on our plans to raise standards and keep down charges through our focus on continuous improvement in all our processes.

I congratulate Tony and all employees on achieving upper quartile performance in 14 of our 20 Key Performance Indicators. I would like to thank our dedicated employees who have embraced our tools and techniques for continuous improvement and risen to the challenge.

Our KPI achievements are being driven by end to end process design improvements created by good leadership and training. Audits and high quality two way communications ensure continuous improvements.

Further productivity gains will flow throughout the next five years from continued process improvements supported by better telecoms technology and IT systems, and with flexible working practices to enable our better trained staff to operate effectively in this new environment.

Now we aim to have the lowest possible water bills in the UK. The cost of all Severn Trent water and waste activities is on average around 84p per day, per household, and we hope to hold that over the next five years to an increase of 4% above inflation, less than 1% per year.

In addition we will continue to grow Severn Trent Services across the world by operating at the forefront of new technology and services as a leading supplier of water and waste water treatment solutions.

Group results

Group profit from continuing operations before tax, gains/losses on financial instruments and exceptional items was £273.5 million (2008: £292.2 million). Group profit from continuing operations before tax was £167.6 million (2008: £192.4 million).

The board is proposing a final dividend of 41.05p (2008: 41.29p) to be paid on 31 July 2009. This would give a total dividend for the year of 67.34p per ordinary share, an increase of 2.6%.

Corporate responsibility

Corporate responsibility must be at the heart of the way we develop, manage and operate Severn Trent for long term sustainable benefit.

We are increasing our focus on water efficiency and reducing our carbon footprint. This involves improving our own efficient use of water and energy and engaging with our customers and the wider community to influence all our behaviours. We have a target of generating 30% of our gross electricity requirements from renewable sources by 2013 and are working on longer term targets to support our 25 year plan.

In 2008/09 we improved our group performance on our health and safety KPI of lost time incidents per 100,000 hours by 29%.

Closure of regulatory investigations

I am pleased to report we finally resolved our legacy issues in July 2008.

More than four years of intensive time and energy has been invested by this board and the management team putting our organisation back into the positive position our customers, regulators, shareholders and employees deserve.

Board

Martin Houston stepped down as a non-executive director of Severn Trent Plc and Severn Trent Water Limited with effect from 23 January 2009. I thank him for his contribution to Severn Trent since 2003 and we wish him well for the future.

Gordon Fryett, Director of Property at Tesco, has been appointed to the boards of Severn Trent Plc and Severn Trent Water Limited from 1 July 2009. His experience in managing capital projects and customer service will, I believe, enable him to contribute greatly to your board.

We have reviewed our governance framework to further encourage robust board room practices to ensure challenge and delivery. See page 24 for more details.

Outlook

We continue to drive performance improvements across Severn Trent Water. We have accelerated some of our improvement plans and expect to incur around £20 million of restructuring costs in 2009/10 which is planned to deliver around £5 million of additional operating cost efficiencies in 2009/10, beyond our previous plans and further cost efficiencies in AMP5.

The capital programme is proceeding according to plan. We continue to expect to deliver on our regulatory commitments and anticipate total capital expenditure (UK GAAP, net of grants, contributions and other income) of £2.6 billion for the AMP4 period. The three key areas we are focused on are:

- accelerating our renewable energy programme to deliver greater operational efficiency, enhance our natural hedge to energy costs and reduce our carbon footprint,
- to engage with our supply chain to further our early start contracting strategy, delivering benefits in the AMP5 investment programme, and
- investments in economically enhancing technology and locations, principally the construction of the new Severn Trent Centre.

In April 2009 we submitted our Final Business Plan to Ofwat. We believe it is a high quality, holistic and balanced plan that has customers at its heart, is supported by all the key stakeholders and will enable a fair and appropriate return for our investors. The plan proposes a capital programme of £2.6 billion (net of efficiencies, grants and contributions at 2007/08 prices), challenging efficiencies and an assumed weighted average cost of capital of 5%.

In Severn Trent Services, the market for all three areas of activity still provides the opportunity for growth. We are working to a focused growth strategy, capitalising on organic and other growth opportunities in the downturn economy by building on our brand recognition and reputation, our strong market positions, our international scale and our advanced technologies.

The group has a strong liquidity position and is funded for its investment and cash flow needs for up to the next two years.

Delivering continuous improvement





Tony Wray
Chief Executive

In 2008/09, we delivered what we set out to do. We continued to focus on water and to improve our performance across the group.

Delivering continuous improvement across our group

Last year I talked about the revitalisation of Severn Trent and our plans to continue building on the improvements we had been making. This year we have been delivering continuous improvement throughout our businesses and making it part of the way we work every day.

Our approach of always challenging ourselves to do better is designed to ensure that we take our businesses forward in a responsible and sustainable way and one that delivers for all our stakeholders.

Delivering continuous improvement in Severn Trent Water

We said to our customers that we would make fewer mistakes, deal with their calls more effectively and reduce the number of causes of complaint in our business. We said to Ofwat and the Environment Agency that we would meet our leakage targets, deliver improved security of supply and reduce pollution incidents. We said to our investors that we would continue to deliver operating (opex) and capital (capex) efficiencies and maintain our progressive dividend. We said to our stakeholders that we would operate to the highest standards of governance. We said to our people that we would continue to improve what it's like to work for Severn Trent. We said we would do these things and we have done them, in line with our ongoing commitment to be the best water and waste water company, with the highest standards, the lowest charges and great people.

In 2008/09, we continued to improve our performance across the board. The 20 Key Performance Indicators (KPIs) remain the primary basis on which we measure and demonstrate this continuous improvement. They are indicators we identified as important to our customers, regulators, employees and shareholders. I am pleased to report that we are now achieving upper quartile performance in 14 of our KPIs, with 5 at median and 1 at lower quartile.

The professionalism and commitment of our people has enabled our achievements. We have given and intend to continue to give our people the encouragement, training, tools and techniques to ensure it is a fundamental everyday part of the way we work, finding ever safer, better, faster ways of delivering our Key Strategic Intentions. As set out in our 25 year Strategic Direction Statement we are becoming ever more customer focused and ambitious for efficiency improvements that help produce lower charges and drive process improvements that help raise standards. In support of these, we continue to commit to improvements designed to attract, retain, develop and reward our great people.

Over the last 12 months we have also been working on our fifth Price Review (PR09), for the period 2010-15 (AMP5) undertaken by Ofwat. We believe preparations for PR09 have gone well. There is still a way to go in the regulatory process, but we have what we believe to be a high quality, holistic and balanced plan that has customers at its heart, is supported by all the key stakeholders and should enable a fair and appropriate return for our investors. We talk more about our plan on page 6 of this report.

Delivering continuous improvement in Severn Trent Services

Continuous improvement is at the heart of Severn Trent Services, our international water and waste water solutions business. It is the engine driving the Severn Trent Services growth plan focused on four key strategic initiatives: continuing the geographic expansion of products and services, expanding the scope of operating services around the world, enhancing products and operations to improve effectiveness and efficiency, and continuing to develop new technologies that are at the forefront of water and waste water solutions.

Looking ahead

As Severn Trent Water progresses into the final year of AMP4, we are driving performance improvements across the business. These improvements, measured by our 20 KPIs, are designed to deliver higher standards and efficiencies; enabling us to meet the challenges and opportunities of the current economic environment and provide the momentum for delivery of our PR09 plan.

We are very aware of the challenging economic climate and what that means for our customers, for our supply chain and for our future funding.

We are also very conscious of our corporate responsibilities, not least in playing our part to address the increasing challenges of climate change through our water resources, our waste processing, our energy use and our engagement with our communities. We are committed to achieving carbon reductions through our renewable and energy efficiency programmes which are intended to exceed the government targets to 2015.

In the future, the nature of our industry is bound to change. We can't be sure exactly how, but we can and will play our part in shaping developments – for example around competition in the UK regulated industry. We have clear ideas about how it might best be developed in a way that both benefits customers and addresses regional water supply imbalances. We are actively discussing these ideas with Ofwat and other interested parties. Whatever the future holds, we will refuse to accept the status quo and intend to focus on water, on our core skills, on aligning ourselves around our key processes, and having excellent relationships with our key stakeholders.

In Severn Trent Services we will continue to build on the improvements we have made this year. Our focus will be on growth opportunities through our four key strategic initiatives and driving continuous improvement in the business.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders.

Severn Trent Water – Final Business Plan (2010-15)



CCWater like the way Severn Trent's plan reflects customer priorities. We value the transparent and open consultations they have had with us and other stakeholders in developing the programme.

Sir James Perowne,
Consumer Council
for Water



Natural England is pleased to have been involved with Severn Trent throughout the business planning process and we very much value our relationship with the company. We have been encouraged by the commitment to maintaining and enhancing the environment, particularly for biodiversity and the development of more sustainable catchment management solutions.

Roger Owen,
Natural England

We believe we have a high quality, holistic and balanced Final Business Plan which has customers at its heart and takes into account the interests of all our stakeholders.

We submitted our Final Business Plan for 2010-15 to Ofwat on 7 April 2009.

Our Plan is aligned to our eight Key Strategic Intentions (KSIs) set out in our 25 year Strategic Direction Statement. It has customers at the heart of it, in delivering the improvements they want for a price they consider to be good value for money with the help of our talented and committed workforce.

The plan has been put together in a holistic and balanced way and has been produced directly from our business planning process. It reflects the views of the wider stakeholder groups we consulted during its preparation. We have engaged with the Consumer Council for Water, the Environment Agency, the Drinking Water Inspectorate and Natural England, sharing the results and outcomes of our plan and research. We undertook extensive research into customer expectations and their willingness to pay for improvements as our plan developed.

The next steps in the business plan process will be for Ofwat to publish its draft determination of prices for consultation in July 2009 and final determination in November 2009.

Key improvements outlined in the Plan include:

KSI	Examples of key outputs planned for 2010-15
Providing a continuous supply of quality water	• Increased spending on our assets to – Increase network resilience – Ensure that the environmental and drinking water quality improvements achieved since privatisation are maintained • Sustainable solutions through catchment management
Dealing effectively with waste water	• Improving services by reducing sewer flooding • Environmental improvements delivered through improving sewage treatment works • Sustainable solutions for drainage
Responding to customers' needs	• Lowest possible bills rising by just 4% in real terms by the end of 2010-15 • Improving the quality and speed of response when customers contact us
Minimising our carbon footprint	• Taking into account carbon impacts when assessing quality and environmental improvements
Having the lowest possible charges	• Delivery of continued improvements in efficiency, for both operating costs and capital expenditure, to keep bills down
Having the right skills to deliver	• Maximising the benefits of our process, technology, workplace and structural changes, whilst retaining and upskilling the talent of our workforce
Maintaining investor confidence	• A plan financed to strike the right balance in keeping prices low for the long term and maintaining investor confidence, including delivering a sustainable and progressive dividend policy
Promoting an effective regulatory regime	• Continuing to work constructively with our regulators and government on ways in which the regulatory regime could be improved for customers and the environment • Having a business plan that is realistic and robust

SEVERN TRENT

Shareholder summary 2009

Welcome to our shareholder summary 2009. This summary is distributed with your Notice of Meeting each year. It provides high level information from our financial results together with details of our performance against our KPIs, and brief details of this year's final dividend and our AGM. The full report and accounts, together with additional company information, is available on our website www.severntrent.com



Sir John Egan
Chairman



Tony Wray
Chief Executive

Managing a sustainable business

I am pleased to report today on a second successive year of encouraging progress. Despite the impact of the current economic environment on consumption and bad debts, and our already announced increase in investment in infrastructure renewals, Tony Wray, our Chief Executive, and his team delivered stable group profit before interest, tax and exceptional items. That's because we continue to deliver on our plans to raise standards and keep down charges through our focus on continuous improvement in all our processes.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders.

Delivering continuous improvement

This year we have been delivering continuous improvement throughout our businesses and making it part of the way we work every day.

These results demonstrate continued improvement across Severn Trent Water. We now have 14 of our 20 Key Performance Indicators at upper quartile. We continued to drive significantly higher customer service standards, have outperformed against our leakage target for the second year running and maintained high standards across our key environmental obligations.

Continuous improvement is at the heart of Severn Trent Services, our international water and waste water solutions business. It is the engine driving the Severn Trent Services growth plan focused on four key strategic initiatives.

Our approach of always challenging ourselves to do better is designed to ensure that we take our businesses forward in a responsible and sustainable way and one that delivers for all our stakeholders.

Group turnover £m

£1,642.2m

2009	£1,642.2m
2008	£1,552.4m

Group profit before tax £m

£167.6m

2009	£167.6m
2008	£192.4m

Group profit* £m

£273.5m

2009	£273.5m
2008	£292.2m

* before tax, losses/gains on financial instruments and exceptional items.

Dividend pence per share

+2.6%

2009	67.34p
2008	65.63p

Earnings per share* pence

92.7p

2009	92.7p
2008	97.8p

* from continuing operations before exceptional items, gains/losses on financial instruments and deferred tax.

Severn Trent group is delivering in key areas:

- > group profit before interest, tax and exceptional items £469.9m
- > delivered planned operating cost savings
- > strong liquidity position; funded for up to the next two years
- > dividends to increase by 3% above RPI inflation to 2010

Severn Trent Water

Delivering against our KPIs



Severn Trent Water measures performance and progress against 20 Key Performance Indicators. Our aim is to achieve upper quartile performance across all 20 KPIs.

Our 20 KPIs are the result of a detailed and thorough examination of the key aspects of Severn Trent Water's performance. This includes benchmarking against comparable companies in the water and sewerage sector and other companies with similar characteristics in other sectors. We use a range of publicly available and internally generated data to identify the population that we should compare ourselves to. This process involves a number of judgments to ensure we used appropriately comparable data points for each measure.

Throughout 2008/09, we have been measuring ourselves against our KPIs and the updated benchmarks we established last year. The results are presented here.

We are committed to continually review and reset our KPI targets and expectations, in line with our Strategic Direction Statement.





Basis	Key performance indicator
MAT	Lost time incidents per 100,000 hrs worked[2]
QR	Employee motivation %[3]
MAT	Water quality (test failure rate) ppm[13]
MAT	Customer written complaints per 1,000 properties[1,5]
MAT	First time call resolution for billing %[6]
MAT	Unplanned interruptions > 6 hours per 1,000 properties[1,7]
NPR	Properties at risk of low pressure per 1,000 properties[8,9]
MAT	First time job resolution %[6]
QR	Non performance against regulatory obligations %[6,12]
ATD	Capex (Gross) vs final determination %[10]
MAT	Capital process quality (no defects per £100k)[6]
	Debtor days[8,10]
MAT	Opex vs final determination (UK GAAP) £m[10]
MAT	Cost to serve per property – £[11]
MAT	Pollution incidents (cat 1, 2 and 3) per 1,000 properties[4]
MAT	Sewer flooding incidents – other causes per 1,000 properties[1]
PPS	Sewage treatment works – breach of consents %[4]
	Security of supply[8]
MAT	Net energy use – kWh/Ml[6]
MLE	Leakage Ml/d[1]


Sewage treatment works compliance with consents
100%


Compliance with water quality standards
99.98%


Reduction in pollution incidents
27%


Reduction in lost time incidents
30%


Reduction in unplanned interruptions to supply
67%


Reduction in written customer complaints
41%

2007/08 Performance	2008/09 Performance	2008/09 Quartile	At a glance
0.61	**0.43**	Upper	Improved
77%	**83%**	Upper	Improved
240.1	**200.4**	Upper	Improved
10.90	**6.44**	Upper	Improved
85%	**88%**	Upper	Maintained high standards
21.86	**7.29**	Lower	Improved
0.46	**1.21**	Upper	Improved
85%	**96%**	Upper	Improved
15%	**10%**	Median	Improved
1.7%	**5.0%**	Upper	Improved
0.03	**0.00**	Upper	Improved
37.4	**33.1**	Median	Improved
480.9	**500.9**	Median	Maintained high standards
236.82	**236.53**	Upper	No change
0.11	**0.08**	Upper	Improved
0.21	**0.17**	Median	Improved
0.0%	**0.0%**	Upper	Maintained high standards
95	**98**	Median	Improved
608	**622**	Upper	Maintained high standards
491	**492**	Upper	No change

Key

- Improved
- Maintained high standards
- No change

Notes:

All measures are for the period to 31 March 2009, except as stated.

MAT = Moving Annual Total
QR = Quarterly Review
NPR = Number of properties on register
ATD = AMP4 to date
PPS = Percentage of population served
MLE = Maximum Likelihood Estimate

1. As reported in June Return to Ofwat. Performance figures are provisional at this stage as the June Return will be submitted to Ofwat on 12 June 2009.
2. Actual performance across all employees and agency staff.
3. Performance based on quarterly survey of 10% of permanent employees.
4. Measure for calendar year to 31 December 2008.
5. Performance excludes properties billed by other water companies.
6. Actual performance based on internal data.
7. 2008 performance excludes impact of Summer 2007 flooding. 2008 performance is 184.5 if impact of Summer 2007 flooding included.
8. Measure as at 31 March 2009.
9. 2009 and 2008 performance includes impact of new pressure loggers installed in 2007/08. Excluding pressure loggers, 2009 performance is 0.005 (2008: 0.06) as there has been a significant reduction in reactive identification.
10. Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2009 and expressed in absolute terms.
11. Actual performance based on audited regulatory accounts for the year ended 31 March 2009.
12. Measure expressed as percentage non performance against regulatory obligations.
13. Measure now expressed as test failure rate (parts per million). 2008 performance restated accordingly.

Outlook

We continue to drive performance improvements across Severn Trent Water. We have accelerated some of our improvement plans and expect to incur around £20 million of restructuring costs in 2009/10 which will deliver around £5 million of additional operating cost efficiencies in 2009/10, beyond our previous plans and further cost efficiencies in AMP5.

The capital programme is proceeding according to plan. We continue to expect to deliver on our regulatory commitments and anticipate total capital expenditure (UK GAAP, net of grants, contributions and other income) of £2.6 billion for the AMP4 period. The three key areas we are focused on are:

- Accelerating our renewable energy programme to deliver greater operational efficiency, enhance our natural hedge to energy costs and reduce our carbon footprint,
- To engage with our supply chain to further our early start contracting strategy, delivering benefits in the AMP5 investment programme, and
- Investments in economically enhancing technology and locations, principally the construction of the new Severn Trent Centre.

In April 2009, we submitted our Final Business Plan to Ofwat. We believe it is a high quality, holistic and balanced plan that has customers at its heart, is supported by all the key stakeholders and will enable a fair and appropriate return for our investors. The plan proposes a capital programme of £2.6 billion (net of efficiencies, grants and contributions at 2007/08 prices), challenging efficiencies and an assumed weighted average cost of capital of 5%.

In Severn Trent Services, the market for all three areas of activity still provides the opportunity for growth. We are working to a focused growth strategy, capitalising on organic and other growth opportunities in the downturn economy by building on our brand recognition and reputation, our strong market positions, our international scale and our advanced technologies.

The group has a strong liquidity position and is funded for its investment and cash flow needs for up to the next two years.

Dividend information

The directors are recommending a final dividend of 41.05p per ordinary share, for the 2008/09 financial year.

If approved by shareholders, at the company's AGM, the dividend will be paid on 31 July 2009 to shareholders on the register of members on 19 June 2009.

Together with the interim dividend of 26.29p per ordinary share, paid on 16 January 2009, this will bring the total dividend, for 2008/09, to 67.34p per ordinary share.

The company's financial calendar, with details of future results announcement dates and dividend payment dates is available at www.severntrent.com

Details of our AGM

This year's AGM will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 2pm on Tuesday 21 July 2009. Full details, including the business to be considered and explanatory notes for each resolution, can be found in the enclosed Notice of Meeting.

The doors will open at 1pm. Please note that light refreshments will be available but, due to the time of the meeting, there will be no lunch.

The exhibition area planned for the AGM will include informative, as well as some interactive stands based around a selection of the company's operational areas of the business and our approach to corporate responsibility. There will also be the opportunity to meet with your board of directors before the meeting begins and to register for this year's Shareholder Networking Programme.

Whether you are planning to attend the AGM or not, you can still register your vote by returning the enclosed Form of Proxy or, alternatively, by registering your vote electronically at www.sharevote.co.uk

Contact information

For shareholders:

Visit www.severntrent.com to access the full report and accounts and for additional company information.

If you have any queries relating to your Severn Trent shareholding you can contact our registrar, Equiniti, via one of the following:

By post: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2967*

Textphone: 0871 384 2255*

Email: severntrent@equiniti.com

* Calls to these numbers are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

A range of frequently asked questions is also available at www.shareview.co.uk

For customers:

Customers of Severn Trent Water can find further information by visiting www.stwater.co.uk

If you have any queries related to our services you can contact us via one of the following:

Email: customer.relations@severntrent.co.uk

For billing queries call 08457 500 500 (8am to 8pm Mon-Fri and 8am to 1pm Sat).

For operational emergencies (24 hour service) please call 0800 783 4444.

SEVERN TRENT

Severn Trent Water

Our vision for Severn Trent Water is to be the best water and waste water company in the UK, achieving the highest standards, with the lowest possible charges, through great people.

We provide water and sewerage services to over 3.7 million households and businesses across the Midlands and mid Wales. That's over 8 million people.

Our business is streamlined and organised around our three key processes:

- > water
- > waste water
- > customer relations

Our strategic direction revolves around eight Key Strategic Intentions (KSIs). We focus on delivering continuously improving performance against 20 Key Performance Indicators (KPIs).

With business aligned around driving up standards, driving down costs and developing great people, we have been focusing on improving our operational performance on all fronts.

We report on our performance against our KSIs and KPIs in the following pages.

Turnover in Severn Trent Water was £1,324.9 million in 2008/09, up 4.7% on 2007/08. Profit before interest, tax and exceptional items was £456.0 million.


Severn Trent Water delivers 80% of group turnover

2009	£1,324.9m
2008	£1,265.3m

Turnover up 4.7%

Business highlights

Profit*

£456.0m (2008: £456.4m)

* before interest, tax and exceptional items

Cash and facilities

	Cash and cash equivalents	Committed facilities	
2009	£648m	£500m	£1,148 million
2008	£654m	£500m	£1,154 million

Funded for at least the next two years

Operating performance

KPI performance in upper quartile

2009	14
2008	10

Delivering against our KPIs

We measure our performance and progress against 20 Key Performance Indicators. Our aim is to achieve upper quartile performance across our 20 KPIs.

Our 20 KPIs are the result of a detailed and thorough examination of the key aspects of Severn Trent Water's performance. This includes benchmarking against comparable companies in the water and sewerage sector and other companies with similar characteristics in other sectors. We use a range of publicly available and internally generated data to identify the population that we should compare ourselves to. This process involves a number of judgments to ensure we used appropriately comparable data points for each measure.

Throughout 2008/09, we have been measuring ourselves against our KPIs and the updated benchmarks we established last year. The results are presented here.

We are committed to continually review and reset our KPI targets and expectations, in line with our Strategic Direction Statement.

We reward our people based on the 20 KPIs.

Reduction in pollution incidents
27%

Reduction in lost time incidents
30%

Reduction in unplanned interruptions to supply
67%

Reduction in written customer complaints
41%

Basis	Key performance indicator
MAT	**Lost time incidents per 100,000 hrs worked[2]**
QR	**Employee motivation %[3]**
MAT	**Water quality (test failure rate) ppm[13]**
MAT	**Customer written complaints per 1,000 properties[1,5]**
MAT	**First time call resolution for billing %[6]**
MAT	**Unplanned interruptions > 6 hours per 1,000 properties[1,7]**
NPR	**Properties at risk of low pressure per 1,000 properties[8,9]**
MAT	**First time job resolution %[6]**
QR	**Non performance against regulatory obligations %[6,12]**
ATD	**Capex (Gross) vs final determination %[10]**
MAT	**Capital process quality (no defects per £100k)[6]**
	Debtor days[8,10]
MAT	**Opex vs final determination (UK GAAP) £m[10]**
MAT	**Cost to serve per property – £[11]**
MAT	**Pollution incidents (cat 1, 2 and 3) per 1,000 properties[4]**
MAT	**Sewer flooding incidents – other causes per 1,000 properties[1]**
PPS	**Sewage treatment works – breach of consents %[4]**
	Security of supply[8]
MAT	**Net energy use – kWh/Ml[6]**
MLE	**Leakage Ml/d[1]**

Sewage treatment works compliance with consents

100%

Compliance with water quality standards

99.98%

2007/08 Performance	**2008/09 Performance**	2008/09 Quartile	At a glance	Know more
0.61	**0.43**	Upper	Improved	16
77%	**83%**	Upper	Improved	15
240.1	**200.4**	Upper	Improved	10
10.90	**6.44**	Upper	Improved	12
85%	**88%**	Upper	Maintained high standards	12
21.86	**7.29**	Lower	Improved	10
0.46	**1.21**	Upper	Improved	10
85%	**96%**	Upper	Improved	12
15%	**10%**	Median	Improved	14
1.7%	**5.0%**	Upper	Improved	13
0.03	**0.00**	Upper	Improved	14
37.4	**33.1**	Median	Improved	14
480.9	**500.9**	Median	Maintained high standards	13
236.82	**236.53**	Upper	No change	14
0.11	**0.08**	Upper	Improved	11
0.21	**0.17**	Median	Improved	11
0.0%	**0.0%**	Upper	Maintained high standards	11
95	**98**	Median	Improved	10
608	**622**	Upper	Maintained high standards	11
491	**492**	Upper	No change	10

Key

- Improved
- Maintained high standards
- No change
- 00 Page numbers to related articles

Notes:

All measures are for the period to 31 March 2009, except as stated.

MAT = Moving Annual Total
QR = Quarterly Review
NPR = Number of properties on register
ATD = AMP4 to date
PPS = Percentage of population served
MLE = Maximum Likelihood Estimate

1. As reported in June Return to Ofwat. Performance figures are provisional at this stage as the June Return will be submitted to Ofwat on 12 June 2009.
2. Actual performance across all employees and agency staff.
3. Performance based on quarterly survey of 10% of permanent employees.
4. Measure for calendar year to 31 December 2008.
5. Performance excludes properties billed by other water companies.
6. Actual performance based on internal data.
7. 2008 performance excludes impact of Summer 2007 flooding. 2008 performance is 184.5 if impact of Summer 2007 flooding included.
8. Measure as at 31 March 2009.
9. 2009 and 2008 performance includes impact of new pressure loggers installed in 2007/08. Excluding pressure loggers, 2009 performance is 0.005 (2008: 0.06) as there has been a significant reduction in reactive identification.
10. Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2009 and expressed in absolute terms.
11. Actual performance based on audited regulatory accounts for the year ended 31 March 2009.
12. Measure expressed as percentage non performance against regulatory obligations.
13. Measure now expressed as test failure rate (parts per million). 2008 performance restated accordingly.


I will always try
to take a shower
instead of a bath

Saving water in schools

Our water efficiency plans include working with our customers to reduce water usage by using water more effectively and eliminating waste. This enables them to save money and reduce impact on the environment. In 2008/09 we have been working with schools to audit their water use, identify opportunities to save water and provide educational resources to help change attitudes and behaviours towards water use. Following the audit we devise a programme of work that repairs faulty equipment in the school and fits new water efficient devices wherever it is possible and economic to do so. Typical water usage reduction is around 15% and any investment in equipment is generally paid back in 19 months. To date we have completed 169 audits of our 600 school programme, which will end in March 2010.



For further information on this aspect of our business, visit **www.severntrent.com/corporateresponsibility**

As we progress into the final year of AMP4, the results and performance we have delivered over the past 12 months positions us well for the future. We have performed well in our KPIs and we continue to improve in line with our commitment to highest standards, lowest possible charges and great people.

Focus on Corporate responsibility

Corporate responsibility (CR) must be at the heart of the way we develop, manage and operate for long term sustainable benefit and the way we strive for highest standards, lowest possible charges and great people. In 2008/09, we focused on aligning our CR activities even more closely to the fundamental objectives of our business, our eight Key Strategic Intentions (KSIs). Because all areas of our business are linked closely to our CR agenda we have not included a separate section in this review. We do, however, recognise that a number of our stakeholders are particularly interested in understanding more about some of the key CR issues we are addressing. We have therefore produced a separate CR summary report which is available from our website, alongside additional online data and information. Visit www.severntrent.com/corporateresponsibility.

Focus on highest standards

This first section looks at how we have been improving and performing in water, waste and customer service.

KSI: providing a continuous supply of quality water

We have a number of projects and also KPIs that contribute to ensuring we have the highest standards in our water services.

Water quality

This year we continued to achieve one of the best records in the industry at 99.98% compliance with the regulatory standards set by the Drinking Water Inspectorate.

Our KPI now measures compliance with regulatory samples taken along the whole process from reservoir to tap. This is a more challenging measure which enables us to gain a broader and deeper understanding and allow us to drive water quality even higher through more effective long term solutions.

Unplanned interruptions

We significantly improved our KPI performance from last year by reducing the number of unplanned interruptions by 67% after excluding the effect of flooding at The Mythe Water Treatment Works in July 2007. Our KPI for unplanned interruptions to supply is based on Ofwat's DG3 level of service. In 2008/09, around 25,000 properties experienced unplanned interruptions to supply on this measure, compared to around 195,000 properties in 2007/08 (due to exceptional weather that year). This represents less than 1% of the properties connected to our network, compared to 5.7% in 2007/08.

By analysing the problems we had in 2007, we have been able to focus on improving our operational procedures and response times and aim to continue to look for ways to drive up our performance in this area.

Low pressure

We have installed 4,000 permanent pressure loggers throughout our distribution network to identify more points of low pressure and their root causes.

In the short term, as expected, this has resulted in us identifying more properties at risk, putting pressure on our KPI performance. This year we have identified and rectified over 9,000 properties at risk. We have 4,142 properties on the register and we intend to address these in the coming year. This compares to 1,546 properties in 2007/08 and represents around 0.12% of the properties we serve.

Maintaining security of supply

We replaced our raw water storage measure with a new security of supply KPI. This is a more complete measure of our ability to supply treated water to customers as opposed to the amount of raw water storage we have and is based on the Ofwat security of supply index.

We remain on track to deliver in line with our written undertaking to Ofwat on Security of Supply Index and recorded a performance this year of 98.

We are making good progress on our major scheme at Frankley Water Treatment Works, due to be commissioned in autumn 2009. The scheme will enable us to pump up to 120 megalitres a day (Ml/d) from the river Severn into the works.

Meeting our leakage target

Our leakage was 492 Ml/d in 2008/09. For the second year running and despite the coldest winter for eight years, we have met our leakage target of 500 Ml/d set by Ofwat. In 2008/09, we found and fixed 39,000 leaks, a similar number to 2007/08.

With increased focus on water efficiency, being able to reduce leakage becomes ever more important for our customers, for the environment and for our business. We have succeeded as a result of better network maintenance, better response times to finding and fixing leaks and a better understanding of where water is used.

Each year we invest in maintaining, repairing and modernising our extensive water network, some of which is over 100 years old. In AMP4 we set a target of 1,100 km of mains to be renewed over five years. We have already achieved this target and are planning to deliver 1,230 km at a cost of 3% more than the amount assumed in the Ofwat determination.


Fat Trap

Putting fats, oils and grease to good use
At the heart of our vision for corporate responsibility are projects that benefit our communities, environment, customers and business. A great example is our project with the charity Community Service Volunteers (CSV) 'Grease Lightening'. This trial project involves doorstep collections of fats, oils and grease (FOG) from homes that may usually put these blockage causing substances down the drain. The FOG collected is used for biofuel and the money generated reinvested by CSV. Our goal is a reduction in the number of sewer blockages in this area. This will reduce community impact, our costs and help us to keep our bills as low as possible for all customers.

Improving flood protection at our sites
Following the floods in 2007, we have provided additional flood protection at four water treatment sites. At The Mythe Water Treatment Works, the temporary flood barriers remain in place while we seek planning permission for permanent flood defences. We are also seeking planning permission for an additional pipeline to bring extra supply into the Gloucester area. We continue to liaise closely with the Gloucestershire scrutiny committee.

Promoting the responsible use of water
Water efficiency plays a key part in our water resources planning. In addition to saving water in our own business, we have worked on helping our customers reduce the water they use. For example, we have run workshops with our major use customers to help them identify ways to save water and reduce their bills. We also have a range of programmes to provide schools and households with water saving devices and water saving advice, such as our Be Smart education programme. Through this scheme, employees work as mentors with 50 schools each year using an education pack focused on water efficiency.

KSI: Dealing effectively with waste water
Waste water standards have been improving over the last year and the KPIs and investments shown below are key examples of our progress.

Looking after the environment
We place great emphasis on our environmental responsibilities. How we abstract water, manage waste water discharges, operate over 1,000 sewage treatment sites, 54,000 km of sewers, over 3,600 sewage pumping stations and how we manage resources all have a huge potential impact on the local environment. We have a responsibility to make the best use of our resources.

100% compliance at our sewage treatment works
In 2008, all our sewage treatment works again complied with the discharge consents issued to them by the Environment Agency. This consistently high level of compliance is amongst the best in the industry and demonstrates our continuously improving performance in line with compliance standards that get higher year after year.

Fewer pollution incidents
For pollution incidents, we achieved 0.08 per 1,000 properties in 2008. Pollution incidents in this calendar year were significantly down 25% to 313, from 417 in 2007. Of the total recorded, eight were in the more serious categories 1 and 2 (categorised by the Environment Agency), compared with 13 in 2007. In line with the 13 point plan we agreed with the Environment Agency and Ofwat to improve our environmental performance in relation to pollution, we have heightened awareness and improved our processes in order to be able to prevent, identify and tackle pollution incidents more quickly and effectively.

Reduced sewer flooding
We performed better than last year against our KPI measure for sewer flooding – other causes per 1,000 properties. There is still more to do and we have a specific improvement plan for this area, including encouraging our customers not to put fats, oils and grease down the drain as well as carrying out targeted cleansing of our network. Sewer flooding can also be caused by overloaded sewers. Properties flooded in this way are put onto flooding registers and solutions are investigated. In agreement with Ofwat, we have now bought our methodology in line with the rest of the water industry and as a result the number of properties on the register in our region has come down significantly in 2008/09.

To tackle the many complexities surrounding flooding in the most effective way, we work closely with all concerned, including local authorities, the community and the Environment Agency.

Investing in waste water improvements
We invest heavily in every aspect of our waste water process and network. In 2008/09, we invested £300 million in this part of our business and currently have around 600 schemes underway. Minworth Sewage Treatment Works is our biggest ongoing scheme and one of the largest in the industry. The work has progressed well and is nearing completion and is intended to enable us to achieve higher standards more efficiently ahead of the new effluent standards which come into force in March 2010. Other examples include improvements at Leicester, Stoke-on-Trent and Derby Sewage Treatment Works as well as the completion of our £18 million investment to build a 21st century sewer network for Kenilworth.

We are working closely with government and agencies on the requirement for us to take ownership of private sewers in our region. This will grow our sewer network by around 50%.

KSI: Minimising our carbon footprint
Responsible use of energy
Our net energy use KPI measures how much energy (net of renewable energy generated by us) we consume per megalitre of water supplied or waste water treated. Our net energy use remained broadly in line with last year, at 622 kWh/Ml during this year. Although we have succeeded in continuing to decrease our energy use, our generation of renewable energy was held back, notably at Minworth Sewage Treatment Works, where our investment in improving effluent quality at the site has reduced the amount of biogas we have been able to produce there this year.



Renewable energy

We have ambitious plans to expand our approach to renewable energy and have a target to generate 30% of our energy from renewable sources by 2013. The measures to achieve this include increasing use of our two established methods: hydro power and combined heat and power (CHP) using biogas from our sewage treatment works. We are also developing new methods: wind energy and biomass energy crops.

We have invested substantial time and resource into both these methods and are confident of their potential to help us significantly increase our generation of renewable energy. We intend to have our first energy crop digester operational by April 2010.

In 2008/09, we undertook a major piece of work to calculate our carbon emissions for the AMP4 period and on into AMP5. Despite the continued upward pressures of providing water to more people and meeting higher water quality standards which requires more energy, when we take into account both our investment in renewable technologies and energy efficiency, we have been successful in avoiding significant growth in energy consumption over the last five years.

Looking ahead to the next AMP where we face continued upward pressures, our net greenhouse gas emissions are forecast to remain virtually unchanged between 2009/10 and 2014/15, as a result of our energy strategy.

KSI: Responding to customers' needs

Customer service standards have also seen very positive improvements in the last 12 months.

Resolving jobs first time

Our aim is to resolve jobs on the customer's first call to us. In 2008/09 we achieved 96% first time job resolution, compared with 85% in 2007/08.

This performance improvement was delivered through our 24/7 Customer Operations Service Centre at Coventry and was based upon improved customer service and operational processes.

Building on last year's progress, we continued to improve our performance in customer service and refine our processes to find and fix operational problems as quickly and effectively as possible and we are now achieving upper quartile performance.

Reducing customer complaints

We succeeded in reducing written complaints by 41%, from 45,710 in 2007/08 to 27,066 in 2008/09. This is based on written customer complaints per 1,000 properties, and improves on last year's reduction of 34%.

Better call handling

In 2008/09 we have achieved 88% for our first time call resolution for billing, improving on last year's results of 85%. We are developing the capability of all our teams through a comprehensive upskilling programme, coupled with our continuous improvement programme.

Improving all customer service standards

Alongside our KPI performance measures we have also improved our performance across Ofwat's DG measures, achieving better results in DG6 (response to written billing queries), DG7 (response to written complaints), DG8 (meter readings) and DG9 (customer satisfaction with telephone calls).

This year we fitted 44,331 meters through our free meter option scheme which we continue to promote to our customers.

In addition, we have invested in our website to improve it further to become a genuine customer service centre. The facility to manage 'your account' online is now live, enabling customers to quickly and easily view and pay bills, update details, submit meter readings and much more at a time that's convenient for them. This is part of our ambition to enable our customers to interact with us whenever they need to and in whichever way best suits them – email, website, phone, letter or text message.

Looking ahead, our focus will be to keep improving. We want to continue getting more out of our systems and we want our people to continue getting better and better at what they do.

Addressing the needs of vulnerable customers

While we actively pursue those who are able but unwilling to pay their bills, we offer flexibility to those who genuinely struggle to pay. As a result of the downturn in the economy, we are finding more people need help. We have created a dedicated team to actively seek out customers who might need help, working together with organisations such as the Citizens Advice Bureau and Age Concern.

The Severn Trent Trust Fund is an independent trust set up to help customers in serious financial hardship. The amount of money in the Trust Fund has increased this year by £1 million to £5.5 million. We also continue to promote our WaterSure tariff to cap charges for vulnerable customers who have a water meter.

Along with the rest of the water industry we have teamed up with the Home Office and local police constabularies in supporting their distraction burglary initiative. We know that bogus callers use water companies as a reason to gain entry to people's homes and we continue to promote our password protection scheme to all of our customers to reassure them they can check the genuine identity of doorstep callers at anytime.

New connections

Our new connections team manages, from application to delivery, the connections of customers to water and waste water services.

In 2008/09 the economic climate has resulted in a decline in the level of activity undertaken. This has been most significant in the provision of services to developers. In response to these external pressures we have rationalised our department to a single operating base at our offices in Leicester Water Centre. These changes continue to build upon improvements in our performance, with connections completed within 21 working days increasing from 86% in 2007/08 to 90% in 2008/09.

Developing a sustainable service for customers

Serving customers also means looking after their long term interests as well as their immediate concerns. We continue to maintain the serviceability of our assets. This means carrying out the work necessary to make sure our water and sewerage systems deliver reliable service in the future for customers and the environment. It takes into consideration above ground and below ground water and sewerage assets. Our most recent assessment shows that we have made progress, and we aim to continue to do so.

Focus on lowest charges

We are committed to keep bills as low as possible for our customers. Managing our operational and capital costs is a key contributor to this.

KSI: Having the lowest possible charges

Financial performance

The past year has seen an unprecedented period of disruption to financial markets, leading to the so called 'credit crunch' and wider economic recession. The first half of the year saw increased RPI inflation, peaking at 5% in September, with a rapid fall in the second half. Annual RPI inflation at March 2009 was negative 0.4%.

This volatility has presented a number of challenges. The economics of the Ofwat regulatory framework are explicitly linked to RPI, with Ofwat's final determination for both total opex and capex set in 2002/03 prices and adjusted by the relevant inflation index each year (RPI for opex, COPI, a construction price index, for capex).

We faced rising costs in the first half of the year which we worked hard to contain, while seeking to obtain value from falling rates in the latter half. In a business such as Severn Trent Water where there are long lead times on procured items, particularly on the capital investment programme, this challenge has been difficult. Over the short term, therefore, our cost base does not quickly follow the headline RPI or COPI index.

Investing in our network

Year after year, we invest in improving the quality, resilience and maintenance of our network. During 2008/09, we invested £130 million (net of grants and contributions received) in maintaining our infrastructure network. Capital expenditure, excluding spending on infrastructure maintenance (and net of grants and contributions received), was £476 million. Gross capital expenditure (including infrastructure maintenance expenditure) increased to £635 million.

We are meeting our obligations on investments and making them more efficiently.

Our capex (gross) vs final determination KPI measures our performance on managing the financial aspects of the delivery of our investment programme. This measures the percentage variance between our capital expenditure to meet our obligations for AMP4 and Ofwat's final determination.

This is a continuation of our work in 2007/08 to smooth the so called investment rollercoaster, where investment rises steeply in years two, three and four of the AMP cycle before falling off sharply in year five. Smoothing this out so that there is a steady amount of investment throughout the five years is beneficial for our contractors, because it allows them to plan their resources more easily and cost effectively, and for us, because we can gain from efficiencies.

Whilst we continue to be on track to meet our regulatory obligations and capital expenditure targets in monetary terms, the recent rapid reduction in COPI is likely to lead to a lower than anticipated regulatory capital value cap as we proceed into the final year of AMP4. We remain focused on the successful delivery of the absolute levels of expenditure previously announced, although this may result in an overall efficiency of less than the previously announced 6%.

As we move into the final year of AMP4, we continue to progress a number of return enhancing investments that will provide value over the longer term. These include further renewable energy generation, the early development of capital plans for AMP5 and the new Severn Trent Centre in Coventry. In all cases, our focus is on delivering sustainable efficiencies, lowering the cost of our operations and therefore providing value for our customers.

Managing our operating costs

Despite the economic pressures, we remain on track with our opex vs final determination KPI, which measures the variance between our latest formal forecast of operating costs and Ofwat's final determination for AMP4. The recent rapid reduction in RPI has led to a lower than anticipated baseline final determination for 2008/09, but we have delivered an outcome this year that is in line with the absolute levels of expenditure previously targeted.

As we proceed into the final year of AMP4, the recent rapid reduction in RPI is likely to have a significant negative impact on the anticipated baseline final determination. We have however accelerated some of our improvement plans and expect to incur around £20 million of restructuring costs in 2009/10 which will deliver around £5 million of additional operating cost savings in 2009/10 beyond our previous plans and further cost efficiencies in AMP5. We remain focused on the successful delivery of our plans and we continue our efforts to identify and pursue additional opportunities in this lower inflation environment.

Capital Process Quality

Our capital process quality KPI is now in place and is working well. We achieved zero defects on handover per £100,000 spend, a reduction on last year's 0.03.

The capital process quality measure assesses our delivery of high quality services.

Cost to serve a property

Our KPI, cost to serve per property, measures the total cost (including operating costs, depreciation, infrastructure renewals and third party costs) associated with serving a single property. During 2008/09, we continued to maintain a cost base that supports our position of having some of the lowest bills in the industry.

Managing trade debt

We continue to manage our trade debt as efficiently as possible. Despite the downturn in the economy, our debtor days performance improved from 37.4 days in 2007/08 to 33.1 days. This improvement is a result of enhancements made to our debt management process, including more customers signing up to our water direct scheme to make payments directly from their benefits and an increase in the range and volume of outbound message campaigns encouraging customers in debt to contact us and agree payment plans.

Despite our improved debtor days performance overall, the challenging economic conditions have seen an increase in customer insolvencies and greater difficulty in collecting debt over one year old. As a result, we increased our bad debt charge and it now represents around 2.3% of turnover, up from around 1.9% last year.

KSI: Promoting an effective regulatory regime

Performance against our regulatory obligations

In 2008/09, we improved our performance against our regulatory obligations KPI, reducing the number of areas with significant issues to 10%. This was a significant improvement on the 15% we achieved in 2007/08.

Promoting effective regulation

We have played an active part in developments in the regulatory framework and been active in supporting and exploring the development of competition in the industry. We have engaged with the Cave Review on Competition and Innovation and the Walker Review of Charges. In particular, we believe a competition model based on water trading could work and we are currently looking at how this might be developed in order to help address the balance of water supply and demand on a national basis. This may help to reduce the need for additional infrastructure in some parts of the country where water supplies are low and therefore keep costs as low as possible for all customers.

This is one of the recommendations of the Cave Review. Cave also recommends the separation of retail activity and retail competition for non households. We believe that retail competition is only likely to bring substantial benefits if it is coupled with competition for resources and should not therefore be pursued as an end in itself.

We have also spoken at events and responded to consultation documents on a wide range of regulatory and competition issues with the aim of encouraging the development of the framework to meet the new challenges facing the industry.

We continue to engage with the Environment Agency to explore the trade-offs between the environmental benefits of improving river water quality and the increased energy use this improvement involves. Our aim is to safeguard the needs of the environment and address climate change while keeping our bills as low as possible for our customers.

KSI: Maintaining investor confidence

The interests of our customers and our investors are inextricably linked, we need access to finance to maintain and improve our services to customers, and lower financing costs mean lower bills. In the current economic environment, both customers and investors are placing increasing value on stability.

As we look forward, the continuing large capital investment programme will drive further borrowing requirements, with our Final Business Plan anticipating a borrowing requirement of around £200 million a year on average over AMP5. The future visibility of returns and cash flow are important in sustaining investor confidence in Severn Trent Water and the wider water sector. A key element in this is the setting of an appropriate cost of capital which ensures that water remains sufficiently attractive over the long term to both debt and equity investors to secure financing for our planned investment programme. Our Final Business Plan assumes a cost of capital of 5.0% real, post tax, consistent with maintaining an appropriate credit rating to allow the company to raise the funds it requires to finance future investment at a reasonable rate and deliver an appropriate return to equity investors. The component parts of the assumed cost of capital are real post tax cost of equity of 7.7% (AMP4 7.7%), real post tax cost of debt of 3.3% (AMP4 3.0%) and 60% gearing (AMP4 55%).

The successful execution of our plans in the current AMP4 period, and the basis of our PR09 Final Business Plan submission to Ofwat underpin our ability to:

- deliver a sustainable and progressive dividend to our equity investors, and
- maintain an appropriate financial structure, including sustaining a strong investment grade credit rating, which can absorb the impact of business cycle changes and enable the funding of our long term investment plan.



Coventry is undergoing a £9.4 billion transformation and Severn Trent is a key part of our exciting future.

Councillor Gary Ridley, cabinet member for city development

Focus on great people

KSI: Having the right skills to deliver

We are committed to improving continuously the engagement, skills and working environment of our people. Below are examples of how our work programmes and KPIs contribute to improvements in this area.

Increasing employee motivation

In 2008/09, we achieved our stretching KPI employee motivation target of 83% improving on last year's 77%. We measure this KPI through an annual employee survey and three mini surveys to gain a clear ongoing measure of staff morale and motivation.

This excellent performance has been achieved in a year of continued emphasis on the key enablers that drive our commitment to highest standards, lowest possible charges and great people. These enablers are upskilling, simple processes that work, an improved workplace, improved technology that works, and being paid for doing the right things for our customers.

Developing the skills of our people

We have focused on establishing one way of working for all our people and giving everyone the encouragement, tools and techniques to work that way. To this end, we have been increasing the skills of our managers and of the workforce.

We have formal succession and talent management reviews through the year. This process reaches across the organisation so that we can identify and develop talent to help people achieve their potential.

Improving our management skills

In 2008, we launched the Line Manager Journey to clarify roles and equip managers with the right skills, tools and techniques to be able to get the best out of their teams. From the Chief Executive to the most junior manager, all our managers now have one common process of managing performance.

We have launched a leadership model and rolled out a behavioural model for all employees. It is part of our commitment to develop a modern workplace, where people treat each other in a supportive, adult to adult way and share and develop improvement plans to achieve both business and personal goals.

Creating a diverse workforce

We are committed to improving the diversity of our workforce. Building on the work we have already done, in 2008 we set up a Diversity Working Group and developed an action plan in line with our stated belief that a diverse and inclusive culture is a key factor to a successful business. During the year we commissioned some benchmarking work to better understand our diversity performance and identify areas for improvement. Our key diversity statistics are available on our website and in our Corporate Responsibility Summary report.

Simple processes that work

We have introduced lean management practices across our water, waste water and other business areas. As a result, our people, in water treatment works, sewage depots, call centres, have been able to connect what they do on a day by day basis to our overall strategic direction and KPIs. And critically, they have been given the encouragement, training and tools to start making their own improvements with the support of their managers. This in turn has resulted in cost reductions, improvements in customer service and higher engagement levels among our workforce.

We are identifying and fixing issues faster, more efficiently and more fundamentally, getting more things right first time, eliminating waste from our processes. As a result, our performance is improving, on interruptions to supply, on leakages, on reducing energy use and more. To date, around 1,500 of our 5,624 people have been introduced to the tools and techniques and are now using them in their day to day work. Building on our successes this year, we will continue to invest in our safer, better, faster way of working throughout the business. We are developing lean change champions and an academy of experts to help ensure this way of working continues to be our way of working. Alongside our training in process improvement we continue to invest in developing the technical and professional qualifications of our people through apprenticeships and continuous learning.

An improved workplace

We are investing in our workplace to reflect the quality of the way we work, creating great environments for great people.

Our property portfolio includes 7,000 sites across the 21,000 km^2 Severn Trent Water region. As reported last year, we have been working to a strategy of creating a portfolio of workspace for the business at the right cost, the right quality, of the right amount in the right location and held for the right period of time.

This includes the development of the new Severn Trent Centre in Coventry, which is progressing well, with a number of key milestones being achieved in 2008/09. Severn Trent Centre is part of the programme of workplace improvements to set new standards for our working environments and with plans to implement them across all of our remaining sites.

Improved technology that works

In 2008/09, we aligned our IT investment to our eight KSIs and focused it on helping us provide our day to day business services more efficiently and effectively. We also reorganised the IT team around service delivery, development and strategy on the supply side and around our core business groups on the demand side.

The key objective is to ensure that IT supports our business as effectively as possible. To this end, we are investing in technology to improve key processes that enable us to work better together and improve our performance in water, waste water, customer relations and our finance, HR and procurement functions. A key element of



Above all, we intend to make sure we are constantly looking at the long term stewardship of the business to ensure we continuously improve standards, keep on lowering costs and further develop our great people in the years ahead.

this investment is our SAP programme and the process improvement it will deliver. We have completed the detailed design for this programme and have begun the implementation phase. We are also looking at how to implement new technology to support a far more flexible and mobile workforce and set of working practices, so that our people can work as effectively as possible from wherever they need to be.

Improving health and safety

Creating a safe place to work is at the heart of our commitment to creating a great place to work. We continually focus on improving safety, quality and standards across the organisation.

Reducing lost time incidents

In 2008/09, we improved our performance on our health and safety KPI of lost time incidents per 100,000 hours by 30% – down to 0.43, compared with 0.61 in 2007/08. In achieving this significant improvement, we beat our measure of 0.51. Our RIDDOR (Reporting of Injuries, Diseases and Dangerous Occurrences (Regulations)) rate is 0.33, a 39% improvement on our 2007/08 rate of 0.54.

Demonstrating safety improvement plans

Last year, we set out a 10 point strategy plan on safety, quality and standards that are important to us. This year, we have been cascading the plan through the organisation, working closely with line managers and teams to produce their own safety improvement action plans reflecting the 10 points.

Our Safe and Unsafe Acts behaviour management system is very much an active part of the way we build behavioural safety into our everyday business. Work in this area is active and continuing well with more safety discussions taking place.

In 2008/09, we had four British Safety Council audits at a variety of facilities. One site received five stars, the highest grade, and three received four stars. We also entered 19 of our business areas for Royal Society for the Prevention of Accidents safety awards. 17 business areas received a range of awards, with an overall company Gold Award for safety improvements.

Comprehensive site safety review

We completed a comprehensive health and safety process review of the engineering and operational assets at all our water and waste water sites in 2007/08. In total we surveyed 6,646 sites. During 2008/09, we carried out a wide range of improvements prioritising work based on the level of risk.

Our engineering standards organisation continues to look at asset safety. We have been working on more unified standards for the engineering, safety and design of our future assets. A substantial proportion of the new design templates for AMP5 contracts are now in place.

Safety for suppliers

During the year, we held five supply chain forums for health and safety and quality management. We ran three for contractor health and safety, one at the quality working day for suppliers and one for excavation contractors on the risks of high voltage cable strikes. Over 100 supplier companies have attended one or more of these forums across the year.

Working as one team with our suppliers

We are investing in ever stronger relationships with our contractors and suppliers. We aim to manage the whole supply chain responsibly, from suppliers through to customers.

We make sure we are working with responsible suppliers, based on their health and safety, environment, ethics and human rights track record. We are also looking at identifying areas where our suppliers will be able to help us achieve some of our strategic objectives, such as reducing our carbon footprint.

Our award winning two year supply chain management programme with Nottingham Trent University, draws participants from throughout our business and our contractors and suppliers. The programme allows our employees, contractors and suppliers to work together on areas of joint interest, in a positive environment to deliver business benefits. Key outputs from this programme have already been implemented in the company this year or are part of our strategy around AMP5.

Looking ahead

We intend to continue to deliver on our promises and to build on the wide ranging performance improvements we have achieved in 2008/09 against our 20 KPIs and in line with our eight KSIs.

We believe we have submitted a high quality Final Business Plan for PR09 that balances the interests of all stakeholders: customers, employees, suppliers, economic and environmental regulators, and investors. In the coming months, we look forward to continuing our preparations for AMP5, including working towards final determination of our Plan.

We intend to continue working closely with everyone concerned on regulatory reforms, notably competition and the adoption of private sewers. We welcome these changes and will make sure we are in the best position to address these reforms for our customers and our shareholders.

In these challenging economic times where quality, prudence and long term thinking are at a premium, we aim to apply our robust funding strategy in order to continue securing the finance we need to fund investment over the next year and beyond.

Above all, we intend to make sure we are constantly looking at the long term stewardship of the business to ensure we continuously improve standards, keep on lowering costs and further develop our great people in the years ahead.

Tony Wray
Chief Executive
Severn Trent Water

Severn Trent Services

Our Severn Trent Services business is one of the world's leading suppliers of water and waste water treatment solutions. We operate at the forefront of new water technology, are known around the world for our quality, reliability and stability and enjoy a strong position in our chosen markets.

We have three principal business groups

Our three principal business groups are Water Purification, Operating Services and Analytical Services. Water Purification is a leader in developing advanced technologies and products focused on water and waste water disinfection, filtration, arsenic removal and marine/offshore waste water treatment. Operating Services is a leader in managing and maintaining water and waste water treatment plants and networks around the world. Analytical Services is a leader in UK environmental water testing services.

We have a clear strategy for growth

We are implementing a strategy for growth, building on our brand recognition and reputation, our strong market presence, our global scale and financial position and our advanced technologies.

To achieve our growth objectives we are focusing on four key strategic initiatives. First, to continue the geographic expansion of our products and services. Second, to expand the scope of our operating services in both our home countries and other international markets. Third, to enhance products and operations to improve our effectiveness and efficiency. And fourth, we aim to continue to develop new technologies that are at the forefront of water and waste water treatment solutions.

Turnover in Severn Trent Services was £339.3m in 2008/09, up 8.4% on 2007/08. Profit before interest, tax and exceptional items was £30.5 million, up 14.7%. Profit before interest and tax for our three principal business groups was up 17.4%. Turnover for these businesses was up 0.5% to £319.0 million.

On 13 May 2009, consistent with our strategic aim of geographic expansion of our products and services into selected markets, we completed the acquisition of PS Apliclor S.A., a small assembly and distribution business in Spain.


Severn Trent Services delivers 20% of group turnover

2009	£339.3m
2008	£313.0m

Turnover up 8.4%

Business highlights

Profit*

£30.5m (2008: £26.6m)

* before interest, tax and exceptional items

Profit for our three principal business groups

+17.4%*

* before interest, tax and exceptional items and at constant exchange rates



Len Graziano
President and
Chief Executive Officer

In 2008/09 we pursued our growth strategy, reorganised our structure to support our strategy and performed well across all three of our principal business groups.

The global market for water and waste water is substantial and growing at around 4% per year. Although growth has slowed since last year in the face of the global economic downturn, the fundamental drivers; water scarcity, higher regulatory requirements, population growth and climate change remain strong.

Within this global growth business, we focus on the higher growth and higher margin market segments and geographies where our particular products and services meet a significant need.

Focusing on our four key strategic initiatives

Continuing the geographic expansion of our products and services

We have been increasing our local presence in key areas around the world in order to reduce costs, improve service and maintain quality for our customers. In China, for example, we converted our sales office into a registered foreign invested commercial enterprise able to handle sales, purchasing, marketing and product assembly. The new branch has already bid for and won its first filtration order and we have also been sourcing some of our components in China via this branch.

Established in 2007/08, our branch in Abu Dhabi has exceeded our expected turnover this year and has also been organising local sourcing and assembly. We have, for example, built a number of reverse osmosis units in Abu Dhabi for the Middle East market.

Expanding the scope of our operating services around the world

We have focused on expanding into new geographic territories, through a dedicated International Operating Services team which is currently involved in a number of project proposals.

We have also focused on expanding the scope of our work into design, build and operate contracts and have won awards in both Italy and the UK this year.

Enhancing products and operations to improve our effectiveness and efficiency

We continue to improve the effectiveness and efficiency of our products. This year our product development group carried out extensive technology roadmapping for all our disinfection and filtration product groups. This has allowed us to focus where we have technology gaps and how best to fill them and also which of our existing technologies need enhancing to meet future needs.

For example we have developed and patented TETRAFlex®. An enhancement to our TETRA® brand of filtration products, TETRAFlex® allows more flow to go through filters during peak periods. We have also developed TETRAFlumeFlow®, a new low pressure underdrain block which reduces the cost of installation and enhances the existing technology.

Developing new technologies at the forefront of water and waste water solutions

We have, for example, taken BALPURE®, our patented system of ballast water treatment within ocean going vessels, from new design to shipboard piloting and independent laboratory testing. With the International Maritime Organisation (IMO) regulation driving ballast water treatment coming into effect in January 2010, we believe that BALPURE® has an exciting future.

We also introduced VEGA™, a new gas chlorinator vent exhaust arrestor. Launched in October 2008, this disposable non-hazardous way of keeping chlorine out of contained buildings has been well received by the market.

Reorganising our structure to support our strategy

In order to support our growth strategy as effectively as possible, we reviewed and reorganised our structure around four major regions: the Americas, Europe, Middle East and North Africa and Asia Pacific. This will allow us to get closer to our customers and develop better solutions for them more quickly and cost effectively.

In line with last year's centralisation of product development, this year we also consolidated our products group into one in order to better serve our customers and our markets, streamline our procedures and decision making and in turn be more efficient and effective.

Performing well across our three principal businesses

Water Purification

Our Water Purification business had a strong year, with turnover up 15%.

We continued to focus on advanced water and waste water treatment technologies, building on our strong market positions in areas such as denitrification, arsenic removal and alternative disinfection technologies.

In our seawater electrochlorination business, we won our first order for marine waste treatment technology, from South Korea. We improved the technology this year, ahead of new regulatory requirements due in 2010 and have received third party certification.

We also received a multi-million dollar order for onsite hypochlorite generation at multiple sites in Abu Dhabi. This is the first application of the technology to disinfect waste water effluent in the region.

In our filtration business, we won a US$12 million order for the Miami Dade Water and Sewer Department in Florida, US, to provide deep bed filtration technology as part of a high level disinfection project designed to enable the Department to meet the rising demand for sustainable water resources in the face of an increasing population.


LỄ KHÁNH THÀNH

Historic water treatment facility opens in Ho Chi Minh City

Facing chronic water shortages, residents in Ho Chi Minh City, Vietnam, had been using water transported in barges from a nearby district until the opening of its first water treatment facility for processing salt water into clean drinking water on 8 August 2008. Using Severn Trent Services' UAT™ Series BW brackish water reverse osmosis membrane filtration system which serves the drinking water needs of 66,000 district residents, the facility supplies more than 1.3 million gallons (5 megalitres) of potable water per day. Its capacity is scheduled to nearly double within about one year. The historic project increases the availability and affordability of drinking water in a region where potable water is scarce.



For more detail the full case study can be viewed at:
www.severntrentservices.com

Building on our success in arsenic removal, we are expanding our technology into inorganic treatment. In Florida for example, we won an order to remove iron and manganese.

MicroDynamics®, our patented microwave ultraviolet (UV) technology, was piloted and then selected for the Kent County regional water treatment facility in Delaware, US. The UV system will replace chlorine at the site, thereby reducing chemical use and simplifying regulatory compliance. The system's flexibility was another attraction, it can be turned on and off in line with the site's peaks and troughs in demand. MicroDynamics® has also been selected for a pilot in a Chicago facility and other proposals are in the pipeline. Our product development team has been working on enhancing the system and we plan to introduce a new version of the technology in 2009/10.

In Ho Chi Minh City, Vietnam, their first water treatment facility for processing salt water into clean drinking water is using our reverse osmosis membrane filtration system (ROMFS). It will help reduce water shortages in the city's Tan Gio district.

Operating Services

Turnover at our Operating Services business increased 6%.

We performed very well in the US, where we are one of the top tier suppliers with nearly 400 service contracts and a renewal rate of 96%. We won a three year contract to operate and manage a waste water treatment plant in the city of Danville, Virginia building on last year's contract win in Virginia, which was at the time a new territory for us. We were also successful in renewing a contract for Jackson Mississippi, valued at US$7 million per year for five years.

In the UK, we continued the excellent performance of our Coast to Coast Water (C2C) joint venture. C2C serves some 1,500 UK Ministry of Defence sites in a 25 year £1 billion Private Finance Initiative contract that began in 2005.

In addition, a large UK dairy has given board approval to Severn Trent Services for two design, build and operate opportunities due to commence in 2009.

We were one of the first businesses to be awarded a water supply licence by Ofwat. This year we have been working with a number of large commercial customers and will be signing the first water supply contract in 2009/10. This will ensure we are positioned at the forefront of competition as the market evolves.

We also had a very good year in Italy, where we are one of the few integrated water operators. We won a number of new contracts, including a 20 year £55 million design, build and operate contract for a waste treatment plant.

Building on our strengths in the US, UK and Italy, we are also focusing on expanding Operating Services in other countries. This year we bid and are in the final positions for a number of contracts in Ireland and the Middle East.

Analytical Services

Turnover in Analytical Services was £32.4 million, with good performance in the utility sector despite less demand in the commercial sector. In the financial year, we restructured the business to reduce costs and improve efficiency.

During the year we won a 10 year contract with Yorkshire Water and a three year contract with South Staffordshire Water for analytical services. We also won a prestigious award from the Institution of Water Officers (IWO) for a new analytical method of investigating pesticides in drinking water.

In November 2008, we acquired a small technology company called Cybersense. As a result we can now offer our clients an enhanced service combining the speed of onsite sophisticated analysis tools with the quality and reliability of our laboratory testing.

Living up to our corporate responsibilities

We are committed to doing business in a responsible manner throughout Severn Trent Services.

We have maintained our focus on improving health and safety in all areas of our business. In 2008/09, we succeeded in reducing the number of lost time incidents per 100,000 hours worked by 28%.

Severn Trent Services also achieved an 11% reduction in RIDDOR incidents.

Our laboratories business is in the final phase of achieving Occupational Health And Safety OHSAS 18001 certification. All our other UK and Italian operating services businesses now have this accreditation. Our UK meter installation unit Integra won a silver award from the Royal Society for the Prevention of Accidents.

In Operating Services, our C2C joint venture started an apprenticeship programme and achieved Investors in People accreditation.

In 2007/08, we commissioned an independent business wide employee engagement survey. During 2008/09, we focused on sharing the results of this survey with all employees and developing actions for improvement. In 2009/10, we will carry out another survey to measure the results of our actions.

We maintained our focus on reducing energy consumption. In the US for example, we are producing Site Energy Management Plans for the larger plants we operate. To date, we have produced five plans and they have all led to reductions in energy use and, in turn, costs.

Looking ahead

We will continue to focus on implementing our growth strategy. Building on the successes of this first year of implementation, we will maintain our focus on our four key strategic initiatives, continue to improve cost control and efficiency in all our businesses and look to make the most of opportunities to improve and extend our technologies and solutions for our customers around the world.

Len Graziano
President and Chief Executive Officer
Severn Trent Services

Financial review



Michael McKeon
Finance Director

The past year has seen an unprecedented period of disruption to financial markets, the banking sector and other financial institutions. These events have combined to create the so called 'credit crunch' and a wider economic recession. The speed of these events has also presented its own challenge and we have witnessed first, a rapid rise in retail price inflation, followed by a rapid decline with annual RPI inflation at a negative 0.4% and declining by the March 2009 year end.

The group reacted quickly to events, meeting the challenges, sustaining a sound financial performance throughout the year and ending it in a strong liquidity position.

When it became apparent that credit was becoming more difficult to obtain, with some traditional funding sources and markets effectively closed, the board took the decision to 'pre fund' a major part of our investment and cash needs for up to the next two years. Following this decision, we took a number of steps including successfully issuing new bonds to the sterling market in January, raising £400 million repayable in January 2018. These decisions have, of course, a short term economic cost as we are now holding cash, deposited on lower rates than our current borrowing costs. However, it is the view of the board that, despite the cost, in these unprecedented times, we should secure the funding required to maintain our services to customers and sustain our investment programme, particularly at Severn Trent Water.

The rapid rise in the first half year and then fall in retail price inflation (RPI) has also presented a number of challenges. At Severn Trent Water, which operates under an RPI model as regulated by Ofwat, we faced rising costs in the first half year which we worked hard to contain, while seeking to obtain value from the falling rates in the latter half. In a business such as Severn Trent Water where lead times on procured items, particularly on the capital investment programme, are longer this challenge has been difficult.

We continue to watch carefully the evolution of both the credit markets and the general economic situation, so we may seek out the best options to manage the business in these volatile economic times, but we finished the year ended 31 March 2009 in a strong liquidity position.

Group financial performance

Group turnover from continuing operations was £1,642.2 million (£1,552.4 million), an increase of 5.8% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water, offset by the impact of lower consumption across our measured commercial income base, which reduced year on year revenues by around £20 million.

As described in our preliminary results published in June 2008, Severn Trent Retail and Utility Services (previously reported in Severn Trent Water) is now reported within Severn Trent Services. All comparatives have been restated to reflect this change (see note 5).

Financial highlights

	2009	2008	% change
Turnover* (£m)	**1,642.2**	1,552.4	5.8
Profit* before interest, tax and exceptionals (£m)	**469.9**	469.5	0.1
Profit* before interest and tax (£m)	**451.0**	400.7	12.6
Profit* before tax, exceptionals and IAS 39 (£m)	**273.5**	292.2	(6.4)
Profit* before tax (£m)	**167.6**	192.4	(12.9)
Earnings* per share before exceptionals, IAS 39 and deferred tax (p)	**92.7**	97.8	(5.2)
Earnings* per share (p)	**(24.6)**	89.3	n/a
Final dividend (p)	**41.05**	41.29	(0.6)
Interim dividend (p)	**26.29**	24.34	8.0
Total dividend for the year (p)	**67.34**	65.63	2.6

* from continuing operations

Group profit before interest, tax and exceptional items increased by 0.1% to £469.9 million (£469.5 million). Beyond the net increase in turnover, the main factors affecting profit before interest, tax and exceptional items were increased energy and commodity costs and an increase in infrastructure renewals expenditure and depreciation in Severn Trent Water and increased contribution to profit before interest, tax and exceptional items of £3.9 million from Severn Trent Services. There were net exceptional costs of £18.9 million (£68.8 million). Group profit before interest and tax was £451.0 million (£400.7 million).

Severn Trent Water

Turnover in Severn Trent Water increased by 4.7% in 2008/09, to £1,324.9 million. Sales prices increased by 5.07% (including inflation) from 1 April 2008, with the previously noted decline in commercial consumption reducing revenues by around £20 million.

Profit before interest, tax and exceptional items was flat on the previous year at £456.0 million. Beyond the increase in turnover, a number of factors impacted profit before interest, tax and exceptional items, principally: an increase in infrastructure renewals expenditure of £18.9 million, an increase in energy and commodity costs of £12.5 million, an increase in the bad debt charge of £6.6 million, increase in depreciation charges of £11.5 million and an increase of £5.0 million, net of efficiency savings, across the balance of our cost base.

During the financial year, Severn Trent Water invested £635.3 million (gross, UK GAAP) in fixed assets and maintaining and improving its



> We continue to watch carefully the evolution of both the credit markets and the general economic situation so we may seek out the best options to manage the business in these volatile economic times but we finished the year ended 31 March 2009 in a strong liquidity position.

infrastructure network. Included in this total was net infrastructure renewals expenditure of £130 million.

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process) we continue to be in line to achieve this programme with capital expenditure, net of grants, contributions and other income (UK GAAP) of £2.6 billion.

Severn Trent Services

Turnover in Severn Trent Services was £339.3 million in 2008/09, up 8.4% on 2007/08. Profit before interest, tax and exceptional items increased by 14.7% to £30.5 million.

As set out in the table below, adjusting for the effect of the sale of small businesses and removing the impact of changing exchange rates, like for like turnover was up around 0.5% and profit before interest, tax and exceptional items was up 17.4%.

	Turnover		PBIT*	
	2009 £m	2008 £m	**2009 £m**	2008 £m
As reported	**339.3**	313.0	**30.5**	26.6
STRUS	**(12.5)**	(15.7)	**(4.0)**	(5.9)
Excluding STRUS	**326.8**	297.3	**26.5**	20.7
Exchange rate impact	**–**	31.0	**–**	1.9
Sale of business	**(7.6)**	(10.8)	**1.2**	1.0
Adjusted 'like for like'	**319.2**	317.5	**27.7**	23.6

* profit before interest, tax and exceptional items

Return on invested capital remained at around 15%.

Corporate and other

Corporate and Other Businesses' turnover was down 9.6% to £4.7 million and is now mostly internal charges from our captive insurance company. This turnover is eliminated on consolidation as the captive exists to insure Severn Trent group risks only and does not write any external business. The finalisation of the insurance position in relation to the 2007 floods was the primary reason for an underwriting loss of around £2.0 million being recorded in the year, which forms part of the £3.7 million loss related to other businesses. Corporate overheads amounted to £12.7 million (£10.9 million). In total, Corporate and other incurred a loss before interest, tax and exceptional items of £16.4 million (loss of £11.2 million).

Exceptional items

There was a net exceptional charge, in the year to 31 March 2009 of £18.9 million (£68.8 million) comprising:

- Restructuring costs of £14.6 million comprising: a charge of £13.7 million in Severn Trent Water arising from the programme to restructure and realign the business, a charge of £2.1 million in Severn Trent Services arising from the write down of the Smartmeter business to its expected recoverable amount and a credit of £1.2 million in Corporate arising from the release of provisions and adjustments to sale proceeds for businesses sold in previous periods;
- A net credit of £1.5 million arising from the flooding incidents that affected Severn Trent Water's water and sewerage networks during the summer of 2007. This includes insurance recoveries of £14.6 million less costs of £13.1 million;
- A charge of £7.2 million arising from Severn Trent Water's settlement and closure of the regulatory issues that arose in previous years. This includes a court imposed fine of £2.0 million and costs of £0.2 million from two offences relating to leakage data supplied to Ofwat in 2001 and 2002 and a provision of £5.0 million for additional contributions to the Severn Trent Charitable Trust as agreed with Ofwat; and
- In Severn Trent Services, a credit of £1.4 million arising from the release of the exceptional provision made in the prior year relating to third party legal costs.

Net finance costs

The group's net finance costs were £196.4 million, compared to £177.4 million in the prior period. The increase was largely due to higher finance costs on pension obligations which increased as a result of a higher discount rate, whilst the expected return on assets was lower because the value of investments declined. This was partly offset by a reduction in the interest charge on index linked debt to £42 million (£55 million) due to the lower RPI in the latter part of the year. An increase in gross debt resulted in a higher interest cost and a cost of holding cash since short term investment rates fell during the year.

Losses/gains on financial instruments

The group issues notes in foreign currency under its EMTN programme and uses cross currency swaps to convert the proceeds to sterling. The effect of these swaps is that interest and principal payments on the borrowings are denominated in sterling and hence the currency risk is eliminated. The foreign currency notes and swaps are recorded in the balance sheet at their fair values and the changes in fair values are taken to losses/gains on financial instruments in the profit and loss account. Since the terms of the swaps closely match those of the underlying notes, such changes tend to be broadly equal and opposite. The changes in fair value of debt are shown in the reconciliation of movements in net debt in note 36.

The group holds interest rate swaps with a net notional principal amount of £761 million under which it pays fixed rate interest and receives floating rate interest. These swaps are carried in the books at fair value and are revalued at each balance sheet date. The changes in fair value are taken to losses/gains on financial instruments in the profit and loss account. During the year there has been a decrease of £80.5 million in the fair value of these instruments because market interest rates were lower at 31 March 2009 than at 2008 and hence the difference between market rates and the rates payable in the fixed legs of the swaps has increased. This loss has been charged to losses/gains on financial instruments (see note 12).

It is important to note that we intend to and typically do hold these swaps to maturity. Further, this is not a cash movement and, over the life of the swaps, these charges will net out because the swaps will have a zero fair value when they mature.

Profit from continuing operations

Group profit from continuing operations before tax, exceptional items and gains/losses on financial instruments decreased by 6.4% to £273.5 million (£292.2 million). Group profit from continuing operations before tax was £167.6 million (£192.4 million).

Taxation

The total tax charge for the full year was £223.6 million (credit of £18.2 million), of which current tax represented a charge of £52.1 million (£56.2 million) and deferred tax was a charge of £171.5 million (credit of £74.4 million), including an exceptional charge of £185.6 million in relation to the phased withdrawal of Industrial Buildings Allowances.

The effective rate of current tax on continuing businesses, excluding prior year settlements and exceptional items, calculated on profit before tax, exceptional items and gains/losses on financial instruments was 24.7% (25.6%). The decrease in effective rate is as a result of the reduction in the corporation tax rate to 28%; higher year on year capital expenditure leading to a greater level of capital allowances and other adjustments.

Going forward, we expect the effective current tax rate for 2009/10 to be in the range of 24% to 26%.

Loss for the period and earnings per share

Loss for the period (after tax) from continuing operations was £56.0 million (profit of £210.6 million).

Basic loss per share from continuing and discontinued operations was 24.6 pence (earnings per share 89.7 pence). Adjusted basic earnings per share from continuing operations (before exceptional items, gains/losses on financial instruments and deferred tax) were 92.7 pence (97.8 pence) (see note 16).

Cash flow

	2009 £m	2008 £m
Cash generated from operations	**643.5**	645.9
Net capital expenditure	**(465.0)**	(439.6)
Net interest paid	**(173.9)**	(150.1)
Tax received/(paid)	**1.1**	(76.2)
Other cash flows	**(1.3)**	(1.2)
Free cash flow	**4.4**	(21.2)
Dividends	**(158.8)**	(147.3)
Net issue of shares	**6.2**	8.2
Change in net debt from cash flows	**(148.2)**	(160.3)
Non cash movements	**(216.0)**	(144.9)
Change in net debt	**(364.2)**	(305.2)
Net debt at 1 April	**(3,432.8)**	(3,127.6)
Net debt at 31 March	**(3,797.0)**	(3,432.8)

Cash generated from operations was £643.5 million (£645.9 million). Capital expenditure net of grants and proceeds of sales of fixed assets was £465.0 (£439.6 million). Net interest paid increased to £173.9 million (£150.1 million).

Net debt at 31 March 2009 was £3,797.0 million (£3,432.8 million). Balance sheet gearing (net debt/net debt plus equity) at the year end was 80% (74.0%). Net debt (excluding fair value adjustments), expressed as a percentage of Regulatory Capital Value (RCV) was 57.3% (57.2%), based on RCV at 31 March 2009 of £6,198 million (£5,922 million). The group's net interest charge, excluding gains/losses on financial instruments, was covered 3.7 times (3.7 times) by profit before interest, tax, depreciation and exceptional items, and 2.4 times (2.5 times) by profit before interest, tax and exceptional items.

Treasury management and liquidity

The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. The board determines matters of treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and lowest cost compatible with the need for continued availability.

The group's policy for the management of interest rate risk requires that no less than 45% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2009, interest rates for some 82% of the group's net debt of £3,797 million were so fixed, with a weighted average interest rate of 5.9% for a weighted average period of 12.1 years. This policy has been implemented by entering into a portfolio of long dated interest rate swaps that hedge the group's economic exposure to changes in interest rates. However, these swaps are not designated to particular liabilities and hence do not meet the criteria for hedge accounting under IAS 39. Consequently, the swaps are revalued at each balance sheet date and the change in fair value is taken to the income statement under gains/losses on financial instruments. In the year ended 31 March 2009 £80.5 million (£24.3 million) was charged to the income statement in respect of such fair value movements.

The group's principal operating activity, Severn Trent Water, is a long term business characterised by multi year investment programmes. The strategic funding objectives of the group must reflect this and the liquidity position and the availability of committed funding are essential to meeting its objectives and obligations. The group therefore seeks to attain a balance of long term funding or commitment of funds across a range of funding sources at the best possible economic cost.



> The group is well funded for the investment demands of the remainder of the AMP4 period and for the demands that will come with the next Ofwat price review from April 2010.

In the context of the 'credit crunch', the group remains in a strong liquidity position today. In July 2008 the group renewed a £200 million bank facility for five years and in January 2009 it borrowed £400 million in a sterling bond issue. At 31 March 2009 it had in excess of £640 million in cash and cash equivalents and £500 million of undrawn five year committed bank facilities. In April 2009 the group obtained a further £150 million committed facility from the European Investment Bank. Average debt maturity is now approximately 19 years (20 years).

The group is well funded for the investment demands of the remainder of the AMP4 period and for the demands that will come with the next Ofwat price review from April 2010.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The group's business does not involve significant exposure to foreign exchange transactions. The group has investments in various assets denominated in foreign currencies, principally the US dollar and the euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

The long term credit ratings of Severn Trent Plc and Severn Trent Water Limited are:

Long term ratings	Severn Trent Plc	Severn Trent Water Limited
Moody's*	A3	A2
Standard & Poor's**	A–	A

* on 20 May 2009, Moody's confirmed the ratings for the group and announced that they have placed the ratings under review for possible downgrade.

** on 23 December 2008, Standard and Poor's confirmed the ratings for the group, and announced that they were subject to a 'negative outlook'.

Further details of the group's borrowings, investments and financial instruments are contained in note 22 to the accounts.

Pensions

The group has two defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were last undertaken for the STPS as at 31 March 2007.

On an IAS 19 basis, the estimated net position (before deferred tax) of the group's defined benefit pension schemes was a deficit of £233.0 million as at 31 March 2009. This compares to a deficit of £126.0 million as at 31 March 2008. See note 29 for details of the year on year movement in this net position.

Total cash contributions to the schemes in the year were £42.0 million (£55.6 million).

The key actuarial assumptions were:

	2009	2008
Price inflation	**2.9%**	3.4%
Salary increases	**3.9%**	4.9%
Discount rate	**6.7%**	6.4%
Pension increases in payment	**3.0%**	3.4%
Expected return on equities	**8.0%**	8.0%
Age to which current pensioners aged 65 are expected to live		
Men	**85.1**	85.1
Women	**88.2**	88.2
Age to which future pensioners currently aged 45 are expected to live		
Men	**85.9**	85.9
Women	**88.9**	88.9

The following table summarises the estimated impact on scheme liabilities resulting from changes to key actuarial assumptions whilst holding all other assumptions constant.

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £21.0 million
Price inflation	Increase/decrease by 0.1%	Increase/decrease by £21.0 million
Mortality	Increase life expectancy by 1 year	Increase by £28.0 million

On an IAS 19 basis, the funding level at 31 March 2009 was 83% (91%). As at 31 March 2009 the group's defined benefit pension schemes had total assets of approximately £1,075 million and total liabilities of approximately £1,308 million.

Exchange rates

The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

Accounting policies and presentation of the financial statements

The group's financial statements are prepared in accordance with International Financial Reporting Standards that have been ratified by the European Union.

Supplementary information

For supplementary information including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).

Governance



Fiona Smith
General Counsel and
Company Secretary

Compliance with the Combined Code

The Combined Code sets out standards of good practice that listed companies are expected to follow in areas such as board composition and development, remuneration, accountability and audit and relations with shareholders. This report describes how Severn Trent has applied the principles of good corporate governance as set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in 2006 (Combined Code).

Throughout the year ended 31 March 2009, Severn Trent was compliant in its application of the Combined Code, with the exception of Code Provision A.3.2 which requires that at least half the board, excluding the chairman, should comprise non-executive directors determined by the board to be independent. Martin Houston retired from the board as an independent non-executive director on 23 January 2009 and the board announced its intention to commence the search for a suitable independent non-executive director to appoint to the board at that date. Gordon Fryett was appointed to the board on 22 May 2009, effective from 1 July 2009.

Review of governance framework

In 2008, we undertook a review of the Severn Trent Governance Framework. The purpose of the review was to ensure that:

- the framework accurately reflected recent changes to the Severn Trent organisation and structure;
- the framework set out and reinforced Severn Trent's values and supported the Severn Trent group in working and behaving in the right way;
- the risk and assurance processes were a robust and integral part of the framework; and
- the framework reflected best governance practices.

The review completed in November 2008. We have now embarked on a plan to embed the framework throughout Severn Trent.

The Severn Trent Governance Framework has three key elements:

- the way Severn Trent is structured, our organisation is structured to allow for effective and efficient decision making with clear accountabilities;
- the way we work at Severn Trent, our Code of Conduct sets out the way in which we work at Severn Trent and comprises our vision and values. The Code of Conduct is supported by our policies, standards, procedures and processes. Our values, set out in our Code of Conduct, can be viewed in full on our website. Our values are supported by 15 high level policies which define in more detail how we will carry out our responsibilities and the general rules under which we will operate. Our policies are approved by the board; and
- the way we assure our performance, management assurance is provided by a combination of effective management processes and embedded risk and compliance activities. Independent assurance is provided primarily by internal audit, by our independent external auditors and by other external bodies.

The way we are structured

The board

The role of the Severn Trent board is to promote and protect the interests of the group, setting highest standards of governance and corporate behaviour.

The board has processes in place regarding:

- its own tasks and activities (board membership and administration);
- the matters specifically reserved for board decision making, the authority delegated to the Chief Executive (CEO), the accountability of the CEO for that authority, and guidance on managing the relationship between the board and the CEO; and
- the boundaries on CEO action (CEO limits).

An approved Board Governance document outlines those processes and is available on our website www.severntrent.com

Membership

The board consists of a non-executive Chairman, five executive directors and five independent non-executive directors, ensuring an appropriate balance of experience and independence. The board announced the appointment of Gordon Fryett with effect from 1 July 2009. Gordon will also sit on the Corporate Responsibility Committee.

The members of the board are:

Non-executive directors	Executive directors
Sir John Egan – Chairman	Tony Wray – CEO
Dr Bernard Bulkin	Tony Ballance
Richard Davey	Martin Kane
Gordon Fryett*	Michael McKeon
Martin Lamb	Andy Smith
Baroness Noakes	

* appointed with effect from 1 July 2009

Chairman

Sir John Egan joined the board in October 2004 and became Chairman on 1 January 2005. The role of the Chairman is to facilitate the work of the board at its meetings, and be responsible for ensuring that the principles and processes of the board are maintained in line with the Board Governance document. The Chairman sets the agenda for each meeting in consultation with the CEO and Company Secretary. Any director may request that an item be added to the agenda. The Chairman has authority to act and speak for the board between its meetings, including engaging with the CEO. The Chairman reports to the board and committee Chairmen as appropriate on decisions and actions taken between meetings of the board. The Chairman also meets with the non-executive directors without the executive directors present to consider their performance and provide feedback.

Senior independent non-executive director

Richard Davey is the senior independent non-executive director. He chairs the Remuneration Committee and is a member of the Audit and Nominations Committees. The board has agreed that Richard Davey will act as Chairman of the board in the event that the Chairman is unable to do so for any reason. The non-executive



The role of the Severn Trent board is to promote and protect the interests of the group, setting highest standards of governance and corporate behaviour.

directors, led by the senior independent non-executive director, meet at least once a year, without the Chairman present, where there is an opportunity for them to appraise the Chairman's performance.

Non-executive directors – role and independence

The Chairman and the non-executive directors contribute external expertise and experience in areas of importance to the group such as corporate finance, general finance, corporate strategy, environmental matters, general management and corporate governance. They also provide independent challenge and rigour in the board's deliberations.

The board has reviewed the status of the non-executive directors and considers them all to be independent in character and judgment and within the definition of this term in the Combined Code.

Reappointment

At this year's annual general meeting (AGM), to be held on 21 July 2009 it is proposed that the directors listed below stand for reappointment.

- Sir John Egan
- Tony Ballance
- Tony Wray

In accordance with the company's articles of association, a total of three directors (being nearest to, but not more than one third of the board) are required to stand for reappointment at least every three years. Directors chosen for reappointment will vary and these directors have the longest service since their last reappointment.

The Nominations Committee formally reviewed the performance, contribution and commitment of each of the retiring directors in March 2009. The committee supports and recommends their reappointment to the board. The committee has confirmed that each director standing for reappointment continues to perform well on an individual and collective basis, making a valuable contribution to the board's deliberations and demonstrating commitment to the long term interests of the company.

In addition, Gordon Fryett will stand for election having been appointed to the board since last year's annual general meeting.

Administration

The Chairman has prime responsibility for the effective workings of the board.

The board has reserved the following for its own consideration:

- the appointment of the CEO, directors, the Company Secretary and the Director of Internal Audit;
- the strategy and budgets of the company;
- the Group Authorisation Arrangements which set out the group's delegated approval limits;
- decisions regarding the company and its subsidiaries required to be made by the company's Group Authorisation Arrangements, constitutional documents, statute or external regulation; and
- the approval or adoption of documents (including the publication of reports and statements to shareholders), required to be made by the board by the company's Group Authorisation Arrangements, constitutional documents, statute or external regulation.

The board has regular scheduled meetings throughout the year and committees of the board are established to deal with specific issues or approvals, as and when necessary. During the financial year, 10 committee meetings of the board were convened to consider such matters as results announcements and the submission of the Severn Trent Water Limited Draft and Final Business Plans to Ofwat.

In addition to the formal board meetings, two full day strategy sessions were held this year, where the board and executive management team together considered the cost of capital for the Price Review 2009, the business plan for 2010-15, as submitted to Ofwat and the opportunities presented by competition in the water sector.

Papers, including minutes of board committees held since the previous board meeting and performance reports are circulated in advance of each meeting.

There is an agreed procedure in place which allows directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Company Secretary. Where a director has a concern over any unresolved matter he/she is entitled to require the Company Secretary to minute that concern. Should the director later resign over the issue, the Chairman will bring it to the attention of the board.

Board attendance in 2008/09

Sir John Egan	11/11	Martin Lamb	9/11
Tony Ballance	11/11	Michael McKeon	11/11
Dr Bernard Bulkin	11/11	Baroness Noakes	11/11
Richard Davey	11/11	Andy Smith	11/11
Martin Houston	8/10	Tony Wray	11/11
Martin Kane	11/11		

Induction

On joining the board, directors are provided with a comprehensive induction pack, tailored to their individual requirements, including notes on the group structure, the regulatory framework of the operating businesses within the group, financial reports and business plans and information on the governance framework. Meetings are arranged with members of the executive management team, management and external advisers who provide support to the relevant board committees the directors may serve on. Visits to operational sites across the group are also arranged for directors joining the board.

Continuing professional development

Regular seminars, arranged to coincide with board meetings, are held to update and refresh the board's knowledge and understanding on a variety of topics.

Succession planning

The board plans for its own succession with the assistance of the Nominations Committee. In doing this, the board:

- considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the business;

- assesses the skills, knowledge and experience currently represented;
- identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected who brings those qualities; and
- reviews how board performance might be enhanced, both at an individual director level and for the board as a whole.

When considering new appointments to the board, the Nominations Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

- a proven track record of creating shareholder value;
- unquestioned integrity;
- a commitment to the highest standards of governance;
- having the required time available to devote to the job;
- strategic mind set, an awareness of market leadership, outstanding monitoring skills;
- a preparedness to question, challenge and openly assess; and
- an independent point of view.

Newly appointed directors must submit themselves to shareholders for election at the first AGM following their appointment.

Performance and effectiveness reviews

During the last financial year the board participated in a formal evaluation of its own performance and that of individual directors. To ensure independence and objectivity the review was undertaken by Praesta Partners LLP.

The three core conclusions from the formal independent review were that:

(1) the board is effective across key aspects of its role and supporting processes;

(2) the directors wish to continue to move the emphasis of the board's attention from detailed operational issues to long term strategic issues; and

(3) the board want to structure the future corporate meetings calendars and content of the agendas to support the move in emphasis.

Collectively, the board is satisfied that the actions undertaken during 2008/09 have aided it in achieving its objective. The board is also satisfied that it has all of the necessary skills, experience and qualities to lead the company.

Remuneration

The Directors' remuneration report is set out on pages 40 to 53.

Interests

No director had a material interest at any time during the year in any contract of significance with the company or any of its subsidiary undertakings.

Conflicts of interests

The Companies Act 2006 (the Act) rules on directors' conflicts came into force on 1 October 2008. These rules provide statutory duties:

- a duty not to accept benefits from third parties;
- a duty to disclose any interest in a proposed transaction or arrangement with the company and a separate and independent duty to disclose any interest in an existing transaction or arrangement with the company (transactional conflicts); and
- a duty to avoid conflicts of interest (situational conflicts) unless authorised.

The Act allows board authorisation of situational conflicts where the directors have the relevant powers. The shareholders of the company approved a change to the articles of association at the 2008 AGM to allow the board to authorise conflicts.

In September 2008, the directors were requested to complete a questionnaire to determine whether any actual or potential conflicts needed authorisation. The board fully reviewed the completed questionnaires and noted that no conflicts arose.

For any actual or potential conflicts that arise post 1 October 2008, the following procedure has been adopted by the board to consider and, if it sees fit, to authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the company:

- the director will notify the Chairman and Company Secretary of the actual or potential conflict;
- the Nominations Committee will consider the notification and determine whether it needs to be proposed to a board meeting for authorisation; and
- the conflict will be considered by the board at a scheduled board meeting.

Full details of the conflict will be sent to directors in advance of the meeting. If there is a major conflict or it is decided that authorisation should not wait until the next scheduled meeting, the board would be asked to authorise the conflict by way of written resolution.

In addition to reviewing any conflicts notified and proposing them for authorisation by the board, the Nominations Committee monitors changes to previously notified conflicts and any conditions imposed. Half yearly reports are made to the board of all directors' conflicts and directors are reminded from time to time of their obligations. An annual review of conflicts is carried out and this is incorporated into the year end process of verifying directors' interests.

Insurance and indemnities

Severn Trent purchases directors' and officers' liability and indemnity insurance to cover its directors and officers against the costs of defending themselves in civil proceedings taken against them in that capacity, and in respect of damages resulting from the unsuccessful defence of any proceedings.

Terms and conditions of appointment

The terms and conditions of appointment of the directors are available for inspection by any person at the company's registered office during normal business hours and will be available at the AGM.

Board committees

The board has established four permanent committees to assist in the execution of its responsibilities and has delegated some of its responsibilities to those board committees. The committees assist the board by focusing on their specific activities, fulfilling their roles and responsibilities, reporting to the board on decisions and actions taken, and making any necessary recommendations.

The terms of reference of the Audit, Remuneration and Nominations Committees (the Principal Committees) comply with the provisions of the Combined Code and are available for inspection, together with the terms of reference of the Corporate Responsibility Committee, on the company's website (www.severntrent.com) or may be obtained on written request from the Company Secretary at the address given on the back cover.

Each of the committees has reviewed its effectiveness and terms of reference during the year and any necessary actions have been identified and reported to the board.

The committees of the board, their roles and membership are as follows.

Audit Committee

This report provides details of the role of the Audit Committee and the work it has undertaken during the year. The purpose of the committee is to assist the board in discharging its responsibilities for the integrity of the company's financial statements, the assessment of the effectiveness of the systems of internal controls and monitoring the effectiveness and objectivity of the internal and external auditors. The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

Baroness Noakes, a Fellow of the Institute of Chartered Accountants of England and Wales, is a former senior partner of KPMG and former member of the Court of the Bank of England. Richard Davey is the non-executive Chairman of London Capital Holdings Plc and a non-executive director of Yorkshire Building Society and the former Head of Investment Banking at N M Rothschild & Sons. The board is satisfied that these directors have recent and relevant financial experience.

The Chairman, Chief Executive, the Finance Director, the Director of Internal Audit, the Director of Regulation, the Group Financial Controller, the Company Secretary and the external auditor normally attend, by invitation, all meetings of the committee. Other members of senior management are also invited to attend as appropriate to present reports. In performing its duties, the committee has access to the services of the Director of Internal Audit, the Company Secretary and external professional advisers.

The committee follows an agreed annual work plan. It reviews, with members of management and the internal and external auditors, the company's financial announcements, including the annual report and accounts, to shareholders and associated documentation. It places particular emphasis on their fair presentation and the reasonableness of the judgmental factors and appropriateness of significant accounting policies used in their preparation. At each meeting, the committee receives a report from the Director of Internal Audit concerning the company's systems of internal control, including any significant new issues and actions taken on previously reported issues. The committee also reviews the annual work plan for the group's internal audit function. The committee reports to the board regarding the effectiveness of the group's overall systems of internal control including the risk management systems in relation to the financial reporting process.

The committee additionally reviews the integrity of the processes that ensure the quality and reliability of the information within the annual regulatory return (June Return) of Severn Trent Water Limited, submitted to the Water Services Regulation Authority (Ofwat) and the integrity of the processes that ensure compliance with the requirements of the annual principal statement submitted to Ofwat, including the intentions and the rationale behind tariff proposals for the coming charging year and compliance with licence Condition E. The committee receives reports from the Reporter, an independent professional appointed by Severn Trent Water Limited and approved by Ofwat. The Reporter's role is to act as a professional commentator and certifier on the regulated activities of Severn Trent Water Limited.

The committee receives reports from the external auditor and regularly holds discussions with both the internal and external auditors in the absence of management. The Chairman of the committee reports to the subsequent meeting of the board on the committee's work and the board receives a copy of the minutes of each meeting of the committee.

Internal audit

The group's internal audit function reports to management on the effectiveness of the company's systems of internal controls, the adequacy of these systems to manage business risk and to safeguard the group's assets and resources. The internal audit function and Director of Internal Audit are employed by Severn Trent Plc. Through the Director of Internal Audit, the internal audit function provides objective assurance on risks and controls to the committee.

The plans, the level of resources and the budget of the internal audit function are reviewed at least annually by the committee.

External auditor

Deloitte LLP (Deloitte) was appointed auditor of the company in 2005. Following the annual external audit effectiveness review the committee recommended that the auditor be proposed for reappointment at the annual general meeting. Deloitte audits all significant subsidiaries of the group.

During the year, the company reviewed and approved a formal policy on the provision of non audit services aimed at safeguarding and supporting the independence and objectivity of the external auditor. The revised policy aims to provide greater clarity on what services may and may not be provided by the group's external auditor.

The policy sets out the approach to be taken by the group when using the services of the external auditor, including requiring that certain services provided by the external auditor are pre-approved by the Audit Committee or Audit Committee Chairman. It distinguishes between those services where an independent view is required and that should be performed by the external auditor (such as statutory and non statutory audit and assurance work), prohibited services where the independence of the external auditor could be threatened and they must not be used, and other non audit services where the external auditor may be used. Non audit services where the external auditor may be used include (not exclusively): non recurring internal controls and risk management reviews (i.e. excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services. The approval of the Audit Committee or its Chairman is always required if a non audit service provided by the auditors is expected to cost more than £100,000 or if non audit fees for the year would thereby exceed the amount of the audit fee.

Annually, the committee reviews information provided by the external auditor confirming its independence and objectivity within the context of applicable regulatory requirements and professional standards.

Details of the amounts paid to Deloitte for audit and non audit services are provided in note 7 to the accounts (page 68).

Audit Committee Members in 2008/09

Baroness Noakes (Chairman)
Dr Bernard Bulkin
Richard Davey

Secretary

Kerry Porritt

Audit Committee Attendance in 2008/09

Baroness Noakes	4/4
Dr Bernard Bulkin	4/4
Richard Davey	4/4

Corporate Responsibility Committee

The purpose of the committee is to provide guidance and direction to the group's corporate responsibility (CR) programme, review the key CR risks and opportunities and to monitor progress. The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

The Corporate Responsibility Committee assists the board by focusing on the following activities, reporting to the board on decisions and actions taken, and making any necessary recommendations:

- review the effectiveness of the group's policies and systems for identifying and managing the health, safety, environment and community risks that are material to the group, including those reports made under the group's Whistleblowing Policy;
- review the policies and systems within the group for ensuring compliance with health, safety, environment and community regulatory requirements;
- review the performance of the group having regard to the impact of health, safety, environment and community decisions and actions on employees, communities and third parties and on the reputation of Severn Trent; and
- review the quality and integrity of corporate responsibility reporting to external stakeholders.

During the year, the Corporate Responsibility Committee's agenda included such items as the review and recommendation for approval to the board the company's Health and Safety Policy, Corporate Responsibility Policy, Community Policy, Environment Policy and Whistleblowing Policy; approval of the group's annual Corporate Responsibility Measures and Targets; and the review of the introduction of new Employee and Contractor Safety Rules for the group; the group supply chain process; and, the consideration of a report on reducing the group's carbon footprint.

More information on our approach to corporate responsibility can be found at www.severntrent.com/corporateresponsibility

Corporate Responsibility Committee Members in 2008/09

Dr Bernard Bulkin (Chairman)
Sir John Egan
Martin Houston*
Tony Wray

* retired 23 January

Secretary

Kerry Porritt

Corporate Responsibility Committee Attendance in 2008/09

Sir John Egan	5/5
Dr Bernard Bulkin	5/5
Martin Houston	1/1
Tony Wray	5/5

Nominations Committee

This report provides details of the role of the Nominations Committee and the work it has undertaken during the year. The main purpose of the committee is to assist the board by keeping the composition of the board under review and conducting a rigorous and transparent process when making or renewing appointments of directors to the board. It also advises the board on issues of directors' conflicts of interest and independence. The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

The committee keeps under review the balance of skills on the board and the knowledge, experience, length of service and performance of the directors. It also reviews their external interests with a view to identifying any actual, perceived or potential conflicts of interests, including the time available to commit to their duties to the company. The committee monitors the independence of each non-executive director and makes recommendations concerning such to the board. The results of these reviews are important when the board considers succession planning and the election and reappointment of directors. Members of the committee take no part in any discussions concerning their own circumstances.

During the year the board accepted the committee's recommendations that Gordon Fryett join the board. The appointment of Gordon Fryett as a new non-executive director from 1 July 2009 also helps to maintain the balance of the board in the context of the retirement of Martin Houston during 2009. In respect of Mr Fryett's appointment the committee engaged an external search agency to help it identify suitable candidates with the skills and capabilities required and to assist with the preparation of an interview list.

Nominations Committee Members in 2008/09

Sir John Egan (Chairman) Martin Lamb
Dr Bernard Bulkin Baroness Noakes
Richard Davey Tony Wray
Martin Houston*
* retired 23 January

Secretary
Fiona Smith

Nominations Committee Attendance in 2008/09

Sir John Egan	3/3
Dr Bernard Bulkin	3/3
Richard Davey	3/3
Martin Houston	2/2
Martin Lamb	3/3
Baroness Noakes	3/3
Tony Wray	3/3

Remuneration Committee

The Remuneration Committee assists the board by focusing on the following activities, reporting to the board on decisions and actions taken, and making any necessary recommendations:

- the remuneration policy and its application to the CEO and executives reporting to the CEO;
- the adoption of annual and longer term incentive plans;
- determination of levels of reward to the CEO and approval of reward to executives reporting to the CEO;
- guidance to the Chairman on the annual evaluation of the CEO; and
- the communication to shareholders on remuneration policy and the committee's work on behalf of the board.

Further details on the work of the committee during the year can be found in the remuneration report on pages 40 to 53. A resolution to approve the Directors' remuneration report will be proposed at the AGM.

Remuneration Committee Members in 2008/09

Richard Davey (Chairman) Sir John Egan
Dr Bernard Bulkin Martin Houston*
* retired 23 January

Secretary
Fiona Smith

Remuneration Committee Attendance in 2008/09

Sir John Egan	6/6
Dr Bernard Bulkin	6/6
Richard Davey	6/6
Martin Houston	5/5

Company Secretary

All directors have access to the advice and services of the Company Secretary, Fiona Smith, and the Company Secretariat team. The Company Secretary is responsible for ensuring that the board operates in accordance with the governance framework it has adopted and that there are good information flows to the board and its committees and between senior management and the non-executive directors.

The appointment and resignation of the Company Secretary is a matter for consideration by the board as a whole.

Chief Executive

The board has delegated all responsibility beyond its matters reserved to the CEO to achieve the company's strategy. The CEO, Tony Wray, is empowered to take all decisions and actions that further the company's strategy and which in his judgment are reasonable, having regard to the CEO limits set out in the company's Group Authorisation Arrangements.

The CEO is supported by the executive management team, who together comprise the Executive Committee. During the year, the Executive Committee comprised the executive directors and senior executive managers responsible for key operational and central functions.

Executive Committee

The Executive Committee is chaired by the CEO, Tony Wray, and oversees the development and execution of the Severn Trent strategy. It also has accountability for achieving business results. The terms of reference of the Executive Committee are available on the company's website (www.severntrent.com) or may be obtained on written request from the Company Secretary at the address given on the back cover.



The visit to the water treatment facility enabled us to get a good oversight of the processes involved. I was particularly interested in your ability to produce electricity from the sludge to power the process itself and to sell the surplus to the National Grid.

Shareholder 2008 Networking Programme

Talent review and succession planning

Talent review and succession planning are annual company wide processes designed to give Severn Trent a clear and objective view of the capability of our current and potential leadership population to deliver our future business performance.

They also enable the organisation to focus its company wide future leadership development activity and develop succession plans for senior roles.

In 2007/08 the processes included Executive Committee to middle manager levels across the group, and employees at the next level down in 2008/09. The executive team identified from the talent review individuals with the potential to develop as successors for their own roles and for a role or roles in their individual leadership teams. As a result each Executive Committee member has a succession plan, highlighting both roles where we are at risk as there is no or little internal resource identified as a successor and potential future roles for discussion with individuals identified in the succession plan, in order to inform their development plans. Individuals identified as having potential to be future leaders are then invited to participate in a range of development activities or programmes, depending on their needs, to ensure we maximise their ability to realise their potential.

The way we work

Code of Conduct

Our Code of Conduct provides a common framework for all Severn Trent employees irrespective of their specific job, direct employer or location.

Further details of the Code of Conduct can be found on our website www.severntrent.com

Governance of subsidiaries

The board of the listed company, Severn Trent Plc, is the same as that of its regulated water subsidiary, Severn Trent Water Limited. This decision was taken in 2007 when it was decided to integrate the management of the listed company with the management of the regulated entity to gain greater focus, transparency and effectiveness around the regulated business.

The two companies operate as distinct legal entities. The boards have regard to the Severn Trent Plc Board Governance document and the Severn Trent Water Limited Matters Reserved to the board, and are assisted through the management of separate agendas, meetings and minutes by the Company Secretariat and are advised in their meetings by the Company Secretary where appropriate.

Subsidiary company boards are required to be managed scrupulously with respect to all legal, fiscal and administrative matters. In particular, the relationships between Severn Trent Water Limited, the regulated entity, and our non-regulated companies such as Severn Trent Services are monitored and controlled to ensure that we comply with our Ofwat obligations on arm's length transactions. Certain overseas subsidiaries may have specific obligations to comply with local requirements and the Company Secretariat will define these.

Group Authorisation Arrangements

The Group Authorisation Arrangements (GAA) are the framework through which the Severn Trent Plc board authorises the right people, at the right level, to take important decisions as we manage legal, financial and administrative issues throughout the group. The GAA are designed to facilitate good control, efficient decision making and demonstrable compliance.

The flow of authority is from the Severn Trent Plc board. In respect of certain issues, the delegated authority is subject to an obligation to work with specialist Corporate Centre Departments (such as Taxation, Treasury, Finance and Company Secretariat) that provide additional expertise and a group wide perspective.

Reporting obligations

As a publicly listed company, the company has a range of reporting obligations to meet which are set out by law and regulation. The company is committed to the promotion of investor confidence by taking steps within its power to ensure that trade in its securities takes place in an efficient and informed market.

The company recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must (among other things) earn the trust of security holders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The company announces its results on a half yearly basis and complies with its requirement to make interim management statements.

Shareholders

The board recognises the importance of representing and promoting the interests of its shareholders and that it is accountable to shareholders for the performance and activities of the company.

Institutional shareholders and analysts

Presentations are made to shareholders and analysts following the release of the interim and year end results. The CEO and Finance Director meet shareholders during the year. The Chairman and, if appropriate, the senior independent non-executive director are available to meet shareholders if required. The board receives written feedback following meetings with institutional shareholders.

Retail shareholder engagement strategy

The board has an active shareholder engagement strategy, the main elements of which are set out below.

The annual report and accounts is the principal means of communicating with shareholders. E-communications were approved by shareholders as an alternative means of receiving company information at the 2007 annual general meeting. As at



Everyone explained their part in the work of the company clearly, and showed that it has a commercial workforce.

Shareholder 2008 Networking Programme

31 March 2009, 42,773 shareholders receive company communications via electronic methods whilst 26,323 shareholders continue to receive communications by post.

The company's website (www.severntrent.com), was redesigned and relaunched in May 2008. The relaunched website is now easier to navigate and use and contains an archive of annual reports together with other information relevant to investors. This includes comprehensive share price information, financial results and financial calendars.

From July 2009, to coincide with the company's final dividend, the company is offering a Dividend Reinvestment Plan (DRIP). Details of the DRIP were sent to shareholders in January and June 2009 and are available on the company website and the website of Equiniti, our Registrars.

Further shareholder information can be found on pages 115 to 116.

Annual General Meeting

The Severn Trent Plc AGM will take place at 2pm on 21 July 2009 at the International Convention Centre in central Birmingham.

The AGM is shareholders' opportunity to feedback to the company on performance, management and the way we work in a very direct fashion – through the way they vote – either in favour of the resolution, against the resolution or by withholding their vote so that it does not count either for or against. It is also shareholders' opportunity to meet informally with directors and senior management before and after the meeting and ask formal questions during the meeting.

The board encourages shareholders to attend the company's AGM and exercise their right to vote. The notice of meeting and related papers are sent to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially separate issue.

Presentations are made on the group's activities and performance prior to the formal business of the meeting. Shareholders have the opportunity to ask questions of the board and present their views. The Chairmen of the Audit, Corporate Responsibility, Remuneration and Nominations Committees, together with all other directors will attend the AGM.

In 2008, the company introduced electronic voting at the AGM, allowing shareholders present at the meeting to register one vote per share held. The company intends to continue with this initiative at the 2009 AGM. Results of the poll on each resolution, including details of the votes for and against registered prior to and at the meeting, proxy votes and the number of abstentions will be displayed at the meeting.

The poll results and a list of questions and answers from the AGM will be made available on our website after the meeting.

The exhibition area planned for the 2009 AGM will include informative, and some interactive, stands based around a selection of the company's operational areas of the business and approach to corporate responsibility.

At the 2008 AGM, 52 shareholders registered for Severn Trent's Shareholder Networking Programme. The programme allows a small number of shareholders the opportunity to find out first hand how the company works.

The 2008 site visit was fully attended and shareholders spent a day visiting one of our Customer Relations sites and a sewage treatment works in Derbyshire accompanied by two of our executive directors. Our shareholders attended a small number of presentations informing them of the business improvements being made in each of the Customer Relations, Water and Waste Water service areas and also had an opportunity to observe and speak with our employees.

We received very constructive feedback from the visits and the board encourages those shareholders attending the 2009 AGM to register for this year's visit.

The way we assure our performance

Internal controls

The board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The board reviews the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually in accordance with the requirements of the Combined Code and the guidance set out within it. The system of internal control is reviewed for effectiveness and adequacy. The internal control system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

The board reviews the risk management process and the effectiveness of the system of internal control through the Audit Committee. The board also keeps under review ways in which to enhance the control and audit arrangements in the group. The Audit Committee receives reports every six months from the CEO on the significant risks and uncertainties faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified as requiring remedy are also reported to the Audit Committee. The internal audit department provides objective assurance and advice on risk management and control. The external auditors also report on significant control issues to this committee.

The board confirms that procedures providing an ongoing process for identifying, evaluating and managing the principal risks and uncertainties faced by the group have been in place for the year to 31 March 2009 and up to the date of the approval of the Annual Report.

Risk assurance

Risk management process


cascading objectives
Company risk map
performance monitoring and reporting
Board & Committees
filter
Executive Committee cut off
Businesses & Functions
Business risk maps
filter
Departments, Teams & Individuals
Specific risk assessments e.g.
safety asset project
fraud process

Risk Management

Severn Trent carried out a fundamental review of its approach to risk management, which commenced around 18 months ago.

The journey to implement the process started with our core business activities, and the company is now implementing the approach throughout our substantial change programme in order to give a consistent approach to the management of risks across all key programmes.

Our process includes both top down and bottom up elements and established reporting thresholds. The risk management process focuses on strategic risks managed by executive and senior management, with a process for escalation of significant risks identified at lower levels.

The approach the company uses is objective driven, making this a useful tool for both business planning and performance management, and the company aims to increase the use of risk management information within these processes.

The use of graphical reporting presents the risk information in a simple and understandable format. The reports include an assessment of the effectiveness of controls which allows management to focus its attention on those areas requiring the most improvement.

On a six monthly basis, the Executive and Audit Committees receive a risk map highlighting the key risks faced by the group, together with a 'change in risk profile' report illustrating how the risks have moved over the last six months including new risks identified, risks closed, changes in the assessment of financial impact or likelihood of the risks, changes in the overall assessment of control effectiveness, information on completed improvement actions and an overview of key actions still in progress. In addition, the board and other committees receive detailed information on specific risks identified throughout the year.

Principal Risks and Uncertainties

During the year, the board and the Executive and Audit Committees have received relevant reports to allow them to consider and monitor our key risks and uncertainties. The key risk themes which we are currently facing, and a high level summary of some of our responses to those risks, are described in the table on page 33.

More detailed information on specific financial risk factors can be found on pages 84 and 85.

Key to impacts

F = Financial	*E* = Environmental	*B* = Brand / reputation
H = Health & Safety	*R* = Regulatory	*O* = Operational

Assurance Framework

Severn Trent is building a robust governance framework based on clear organisational structure and decision making, sound policies and standards, and assurance of the outcomes. The board and other key stakeholders need a transparent methodology which delivers and validates the outcome of activities.

The company expects roles to be performed in line with specific annual job objectives. Employees performing their roles properly, preparing and reporting outcomes on time and to the required standard is a key component in our Assurance Framework.

The company is working to embed the compliance, verification and performance activities in Severn Trent. These are within business areas and sometimes within discrete functions. These confirm that operational activities have been performed properly in the line.

Lastly, the company maintains an independent perspective on the overall framework by obtaining confirmation that the governance structure is working properly. In Severn Trent, this is obtained primarily from the internal audit function and the external auditor.

In order to provide an appropriate understanding of how these responsibilities come together for Severn Trent, the company has developed a description of the key elements over which assurance is required by the board. This is maintained by the Director of Internal Audit on behalf of the Executive.

A map details the areas over which Severn Trent has decided to gain specific assurance. These may vary from year to year. The criteria by which each area for assurance is selected are:

- potentially damaging to reputation;
- material financial impact; and
- linked to the corporate KPIs.

Internal audit will confirm the details of the assurance provision to cover:

- who is responsible;
- what is the activity; and
- how is this recorded.

Internal audit deliver an audit plan to confirm that key business risks are being mitigated. It also delivers specific, tested opinions on those areas for which it, as a function, is responsible.

Risk area / impacts	Risk theme	Response
Financial *F, B, R, O*	Achieve funding for the Group to meet business needs.	We have a diversified source of funds and have recently successfully raised £400m through a sterling bond issue.
	Effectively manage counterparty exposure and risk for investments.	We have policies in place which limit the available counterparties and ensure a spread of investments. There is also regular monitoring of counterparties and investment performance.
Legal / Regulatory *F, B, R*	Deliver robust, reliable and timely information to regulators and other relevant bodies.	We have a defined process in place with clear ownership for activities and an established quality assurance process requiring business sign off on all information submitted, together with independent audits by both internal and external auditors.
	Effectively manage compliance with existing and future laws and regulations affecting our business operations.	We monitor actual and proposed changes in law and regulation and seek to ensure that we change our processes to reflect any relevant requirements.
Strategy and Growth *F, B, R*	Achieve an acceptable final determination from Ofwat for Severn Trent Water Limited.	We have submitted our final business plan and will continue to work closely with Ofwat. As part of our business plan, we have formulated responses to a number of different aspects of this risk including deflation, reduced consumption and increased bad debt.
	Achieve sustainable benefits through the Severn Trent Water Limited change programme which includes elements such as managerial upskilling, office rationalisation and substantial technology changes.	We are implementing a programme governance framework including risk and issue management, dependency management and benefits tracking. There is regular and close monitoring of performance.
	Achieve the growth plans for our unregulated business.	We have strong, market leading products and good market knowledge, and we are establishing a local presence in our target markets. We have reviewed our organisation design and implemented changes where appropriate. In addition, there is a regular and close monitoring of performance.
Operational *F, B, R, H, O, E*	Achieve a 'zero by choice' approach in relation to Health and Safety issues.	We have Health and Safety policies which are communicated across the organisation, including to our contractors. We have defined systems and processes for the reporting, investigation and management of accidents and near misses. There is regular and close monitoring of performance, including audits.
	Effectively maintain and improve our asset base to improve performance and operational resilience and meet customer demands.	We have a programme of capital investment to maintain and improve our asset base, together with a programme of asset inspection to identify and resolve potential problems. We are investing to ensure that no community with a population greater than 30,000 is reliant on a single source of supply by the end of AMP5. We plan to extend this programme to communities with populations between 20,000 and 30,000 during AMP6.
	Effectively manage the supply chain particularly in view of the changing economic environment.	We are monitoring critical suppliers and developing contingency plans where risk of business failure is high. We have plans to reduce reliance on single sources of supply.
	Provide robust, resilient and secure IT services to ensure current day to day business operations can be carried out to an agreed level of service.	We continuously review our policies, standards and processes in order to improve performance. We also have disaster recovery arrangements, a service continuity team and third party disaster recovery capability.
Corporate Responsibility *F, B, R, O, E*	Operate the business in a responsible way, including changing customer and stakeholder behaviours towards water and waste water services to reduce water use and pollution events.	We have a corporate responsibility programme in place which is aligned to our business priorities. We undertake a variety of awareness raising activities designed to further educate customers and the wider public on responsible water use, including a leakage reduction and water efficiency awareness campaign and a campaign to reduce disposal of fats, oils and greases into the sewerage network.
	Effectively manage our processes to achieve or exceed relevant environmental standards.	We have resilience built into our treatment plants and networks, together with monitoring and alarms in place on our key processes.

Board of Directors



Tony Ballance

BSc (Hons) MA (Econ) PhD (44)



Tony joined the board on 2 October 2007. He joined Severn Trent Water as Director of Regulation and Competition in August 2005. Prior to that he was an economic consultant in the utilities sector, working as a Director for Stone and Webster consultants and London Economics. He was formerly Chief Economist, Office of Water Services (Ofwat).



Bernard Bulkin*

BS PhD FRSC FRSA FIE (67)



Bernard joined the board on 1 January 2006. He is Chairman of AEA Technology Plc, Chairman of Swedish company Chemrec AB and a non-executive director of Accelergy Corporation in California. He is also a Venture Partner at Vantage Point, an international venture capital firm and a Commissioner on the UK Sustainable Development Commission. In 2003 he retired as Chief Scientist at BP Plc, where he had worked for 18 years.



Richard Davey*

BA (60)



Richard joined the board as senior independent non-executive director on 1 January 2006. He is non-executive Chairman of London Capital Holdings Plc and a non-executive director of Yorkshire Building Society and Amlin Plc. He also served as a non-executive director of Freeserve Plc from 1999 to 2001 and of Scottish Widows Fund and Life Assurance Society from 1996 to 2000. The majority of his executive career was spent in investment banking at N M Rothschild & Sons where he served in various roles including Head of Investment Banking. Prior to that, he worked at various organisations including Merrill Lynch International Limited and Exco International Plc.



Martin Lamb*

BSc MBA (49)



Martin joined the board on 29 February 2008. He has enjoyed a long career with IMI plc, an international engineering business headquartered in Birmingham, joining as a graduate engineer in 1985, appointed to its board in 1996, and becoming Chief Executive in January 2001. He has extensive experience of managing and developing large engineering businesses in all parts of the world. His strong commercial acumen, experience of managing complex projects, and familiarity with current market pressures as a serving Chief Executive leave him well placed to add value to the Severn Trent business. He holds a degree in Mechanical Engineering from Imperial College London and an MBA from Cranfield Business School. He is a former non-executive director of Spectris plc where he chaired the Remuneration Committee.



Michael McKeon

MA CA (52)



Michael joined the board on 13 December 2005 as Finance Director. Prior to that, he was Group Finance Director of the buildings materials group Novar Plc. He worked for Rolls Royce Plc from 1997 to 2000 in various senior roles including Finance Director of the Aerospace Group. He has extensive international business experience, having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. Michael is a Chartered Accountant and a Member of the Institute of Chartered Accountants of Scotland. He was appointed a non-executive director of The Merchants Trust Plc, with effect from 1 May 2008.



Baroness Noakes*

DBE LLB FCA (59)



Sheila Noakes joined the board on 29 February 2008. She is the Senior Independent Director of Carpetright Plc and a director of the Reuters Founder Share Company. Sheila has also been a non-executive director of ICI Plc and Hanson Plc, and a member of the Court of the Bank of England. She is a Fellow of the Institute of Chartered Accountants in England and Wales and spent most of her career in KPMG where she was a senior partner until 2000.

Board committees

Audit Committee (A)
Baroness Noakes (C)*
Dr Bernard Bulkin*
Richard Davey*
Kerry Porritt (S)

Remuneration Committee (R)
Richard Davey (C)*
Dr Bernard Bulkin*
Sir John Egan*
Fiona Smith (S)

Corporate Responsibility Committee (C)
Dr Bernard Bulkin (C)*
Sir John Egan*
Gordon Fryett*
Tony Wray
Kerry Porritt (S)

Nominations Committee (N)
Sir John Egan (C)*
Dr Bernard Bulkin*
Richard Davey*
Gordon Fryett*
Martin Lamb*
Baroness Noakes*
Tony Wray
Fiona Smith (S)

Management committee

Executive Committee (E)
Tony Wray (C)
Tony Ballance
Nick Burraston
Peter Gavan
Len Graziano
Myron Hrycyk
Martin Kane
Alec Luhaste
Richard Martin
Michael McKeon
Alec Richmond
Andy Smith
Fiona Smith
Kerry Porritt (S)

Senior independent non-executive director
Richard Davey*

General Counsel and Company Secretary
Fiona Smith

(C) – Chairman (S) – Secretary * Non-executive director



Sir John Egan*
MSc (Econ) BSc (69)
C N R

Sir John joined the board on 1 October 2004 and became Chairman on 1 January 2005. He is a director of Warwick Castle Park Trust Limited and Borwick Group Limited and a non-executive director of Governance for Owners Group LLP. He was previously Chairman of Inchcape plc and Harrison Lovegrove & Co Limited. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He was Chief Executive of BAA plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986. He is a deputy lieutenant of the County of Warwickshire and since September 2007, Chancellor of Coventry University.



Gordon Fryett*
(55)
C N

Gordon has been appointed to the board with effect from 1 July 2009. Gordon has been Property Director at Tesco since March 2006. He has spent most of his career in Retail Operations as well as in a range of corporate functions. Prior to his appointment as Property Director, he was CEO of Tesco Ireland from 2001 to 2006 and before that he was Director of International Support from 1997 to 2001 where he co-ordinated the development of Tesco businesses in Central Europe and Asia. He is an Alumnus of INSEAD.



Martin Kane
BSc CEng CEnv MICE MIWEM FIWO (56)
E

Martin joined the board on 2 October 2007. He has been Director of Customer Relations, Severn Trent Water since May 2006. He joined Severn Trent Water in 1975, holding various posts including Head of Networks, Director of Engineering and roles in the design, construction and operation of water and waste water treatment plants, water distribution networks and sewerage systems. He is also a board member of UK Water Industry Research Limited and Utilities and Service Industries Training Limited.



Andy Smith
BTech (Hons) (48)
E

Andy joined the board on 2 October 2007. He joined Severn Trent in January 2005 and was appointed Director of Water Services in February 2007. Prior to that he was a board member and Group HR Director with Boots. He has previously held senior management roles in engineering, HR and production with Pepsi-Cola International, Mars and BP.



Tony Wray
BSc (Hons) (47)
C E N

Tony joined the board on 7 March 2005. He was appointed Chief Executive on 2 October 2007. Prior to that, he was Director of Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions. With the establishment of the gas transportation business, Transco, he became Director of Asset Management, then as National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

Directors' report

The directors present their report, together with the audited financial statements of the group for the year ended 31 March 2009.

Principal activity

The principal activity of the group is the supply of water and the treatment and disposal of sewage.

Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2009 appear in notes 20, 21 and 41 to the financial statements on pages 77 and 103.

Business review

The Chairman's statement, the Chief Executive's review, the report and performance reviews for the group's main businesses and the financial review on pages 4 to 23 provide detailed information relating to the group and its strategy, the operation of its businesses and the results and financial position for the year ended 31 March 2009.

Details of the principal risks and uncertainties facing the group are set out in the Governance report on pages 32 and 33.

All of the above are incorporated by reference in (and shall be deemed to form part of) this report.

Research and development

Expenditure on research and development, including amounts capitalised as tangible fixed assets related to research and development, amounted to £5.7 million (2008: £4.9 million).

Treasury management

The disclosures required under the EU Fair Value Directive in relation to the use of financial instruments by the company are set out in note 22 to the accounts on pages 78 to 87.

Post balance sheet events

Details of post balance sheet events are set out in note 39 to the group financial statements on page 102.

Dividends

An interim dividend of 26.29p per ordinary share was paid on 16 January 2009. The directors recommend a final dividend of 41.05p per ordinary share to be paid on 31 July 2009 to shareholders on the register on 19 June 2009. This would bring the total dividend for 2008/09 to 67.34p per ordinary share (2008: 65.63p). The payment of the final dividend is subject to shareholder approval at the AGM.

Capital structure

Details of the authorised and issued share capital, together with details of the movements in the company's issued share capital during the year are shown in note 31 to the financial statements on page 95. The company has one class of ordinary shares which carries no right to fixed income. Each share carries the right to one vote at general meetings of the company. The issued nominal value of the ordinary shares is 100% of the total issued nominal value of all share capital.

There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the articles of association and prevailing legislation. The directors are not aware of any agreements between holders of the company's shares that may result in restrictions on the transfer of securities or on voting rights.

Details of employee share schemes are set out in note 35 to the financial statements on page 97. For shares held by the Severn Trent Employee Share Ownership Trust, the trustee abstains from voting.

No person has any special rights of control over the company's share capital and all issued shares are fully paid.

With regard to the appointment and replacement of directors, the company is governed by its articles of association, the Combined Code, the Companies Acts and related legislation. The articles may be amended by special resolution of the shareholders. The powers of directors are described in the Board Governance document, the articles and the Governance report on page 24.

Under its articles of association, the directors have authority to issue up to 110,316,091 ordinary shares, subject to the aggregate nominal amount limit set at the 2008 AGM.

There are a number of agreements that take effect after, or terminate upon, a change of control of the company, such as commercial contracts, bank loan agreements, property lease arrangements and employee share plans. None of these are considered to be significant in terms of their likely impact on the business of the group as a whole. Furthermore, the directors are not aware of any agreements between the company and its directors or employees that provide for compensation for loss of office or employment that occurs because of a takeover bid.

Directors and their interests

Details of changes to the board during the year and of the directors offering themselves for reappointment at the AGM are set out on pages 24 and 25.

Details of directors' service agreements are set out in the Directors' remuneration report on page 48.

The interests of the directors in the shares of the company are shown on pages 51 to 53.

Biographies of the directors currently serving on the board are set out on pages 34 and 35.

Directors' indemnities

The company's articles of association provide that directors of the company shall be indemnified by the company against any costs incurred by them in carrying out their duties including defending any proceedings brought against them arising out of their positions as directors in which they are acquitted or judgment is given in their favour or relief from any liability is granted to them by the court.

Supplier payment policy

Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 41 to the financial statements on page 103. Trade creditors for the group at the year end are estimated as representing 39.3 days' purchases (2008: 38.1 days' purchases).

Contributions for political and charitable purposes

Donations to charitable organisations during the year amounted to £352,201 (2008: £412,471). Donations are given to charities whose projects align closely with our aim to promote the responsible use of water resources and waste water services which provide the opportunity for longer term partnerships. In addition we provide donations to employee nominated charities through a matched funding scheme and health and safety reward schemes. We are also committed to supporting WaterAid, the UK's only major charity dedicated to providing safe domestic water and sanitation to the world's poorest people.

In response to the floods of July 2007 Severn Trent Water established a £3.5 million recovery fund for Gloucestershire. During the 2007/08 financial year £1.6 million was paid to the fund. During the year under review a further £1.9 million was paid to the Flood Relief Fund. Of the £1.9 million paid during the financial year, approximately £40,000 (2008: £1.1 million) was paid directly to charitable organisations in the Gloucestershire area. The remainder of the donation to the Flood Relief Fund was paid through Gloucestershire local authorities and Gloucestershire First (a partnership between public sector bodies and local businesses) to support other recovery projects.

During the year a provision of £5 million has been made for additional contributions to the Severn Trent Charitable Trust as agreed with Ofwat.

Severn Trent's policy is not to make any donations for political purposes in the UK, or to donate to EU political parties or incur EU Political Expenditure. Accordingly neither Severn Trent Plc nor its subsidiaries made any political donations or incurred political expenditure in the financial year under review.

Under the provisions of the Political Parties Elections and Referendums Act 2000 (the relevant provisions of which are now contained in Part 14 of the Companies Act 2006), shareholder authority is required for political donations to be made or political expenditure to be incurred by the company or any of its subsidiaries in the EU and disclose any such payments in the annual report. The legislation gives a wide definition of what constitutes political donations and political expenditure including sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties and support for bodies representing the business community in policy review or reform. The company has therefore obtained limited authority from shareholders as a precautionary measure to allow the company to continue supporting the community and such organisations without inadvertently breaching the legislation.

At the 2006 AGM, shareholders gave the company authorities to make political donations or to incur political expenditure in the EU (which would not ordinarily be regarded as political donations) up to an aggregate annual limit of £50,000 each for the company and its subsidiary Severn Trent Water Limited. Pursuant to those authorities, during the year ended 31 March 2009 the group incurred costs of nil (2008: nil). Those authorities will expire at the 2009 AGM and accordingly the board has decided to put forward a resolution to this year's AGM to renew the authorities to make donations to political organisations and to incur political expenditure up to a maximum of £50,000 per annum. As permitted under the Companies Act 2006, this resolution also covers any political donations made, or political expenditure incurred, by any subsidiaries of the company.

Substantial shareholdings

As at 26 May 2009 the company had been notified in accordance with chapter 5 of the Disclosure and Transparency Rules of the following major shareholdings:

Name of holder	Percentage of voting rights and issued share capital	No. of ordinary shares of 97$^{17}/_{19}$p each	Nature of holding
Pictet Asset Management SA	7.601%	17,718,717	Indirect
Legal & General Group Plc	5.991%	14,162,139	Direct
Invesco Limited	5.078%	11,980,630	Indirect
Newton Investment Management Limited	5.049%	11,934,674	Indirect
Barclays Plc	3.608%	8,412,304	Indirect

Authority to purchase shares

The company was given authority at its AGM in 2008 to make market purchases of ordinary shares up to a maximum number of 23,548,575 shares. Similar authority will again be sought from shareholders at this year's AGM. No market purchases were made by the company during the year ended 31 March 2009.

Employees

The average number of employees within the group is shown in note 9 to the financial statements on page 69.

Severn Trent believes that a diverse and inclusive culture is a key factor in being a successful business. Apart from ensuring an individual has the ability to do the job we do not discriminate in any way and make every effort to ensure that those with disabilities are able to be employed by us. We ensure that training, career development and promotion opportunities are available for all our employees irrespective of their gender, race, age or disability.

The group actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of its activity and financial performance by way of briefings and publication to staff of all relevant information and corporate announcements. To help develop employees' interest in the company's performance, Severn Trent offers two employee share plans. The Severn Trent Sharesave Scheme, an HM Revenue and Customs approved SAYE plan, is offered to UK employees on an annual basis. The Severn Trent Share Incentive Plan, approved by HM Revenue and Customs, makes an annual award of shares to Severn Trent Plc and Severn Trent Water Limited employees, based on performance against the KPIs.

Further details of arrangements relating to employee involvement are provided on our website www.severntrent.com

Auditors

In the case of each of the persons who are directors of the company at the date when this report was approved:

- so far as each of the directors is aware, there is no relevant audit information of which the company's auditors are unaware; and
- each of the directors has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Relevant audit information means information needed by the company's auditors in connection with preparing their report.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Deloitte LLP has indicated its willingness to continue as auditors. A resolution to reappoint them will be proposed at this year's AGM.

The reappointment of Deloitte LLP has been approved by the Audit Committee, which will also be responsible for determining its audit fee on behalf of the directors.

Accounts of Severn Trent Water Limited

Regulatory accounts for Severn Trent Water Limited are prepared and sent to the Water Services Regulatory Authority. A copy of these accounts will be available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Going concern

The group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive's review on page 5 and the business reviews of Severn Trent Water and Severn Trent Services on pages 7 to 16 and 17 to 19. The financial position of the group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review on pages 20 to 23. The group's objectives, policies and processes for managing its capital and its financial risk management objectives are described in the Financial Review and in the Governance report on pages 24 to 33. Details of the group's financial instruments, hedging activities and exposure to credit risk and liquidity risk are described in note 22 to the group financial statements.

The group's principal operating subsidiary, Severn Trent Water, is a regulated long term business characterised by multi year investment programmes. The group's strategic funding objectives reflect this. The group therefore seeks to attain a balance of long term funding or commitment of funds across a range of funding at the best possible economic cost. Average debt maturity is 19 years and the effective average interest cost during the year was 5.6%. The group is in a strong liquidity position with £648 million in cash and liquid reserves and £500 million of undrawn committed bank facilities, which are expected to be sufficient to fund its investment and cash flow needs at least until March 2010 in the normal course of business. During the year the group raised £400 million via a sterling bond issue.

Severn Trent Water operates in an industry that is currently subject to economic regulation rather than market competition. Ofwat, the economic regulator, has a statutory obligation to set price limits that it believes will enable the water companies to finance their activities. As a consequence the directors believe that the group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.

Annual General Meeting

The AGM of the company will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 2pm on Tuesday 21 July 2009. The notice convening the meeting, together with details of the business to be considered and explanatory notes for each resolution, is distributed separately to shareholders. It is also available on the company's website: www.severntrent.com

By order of the board



Fiona Smith
General Counsel and Company Secretary
28 May 2009

Directors' responsibility statement

The directors are responsible for preparing the Annual Report, Directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the group financial statements under IFRSs as adopted by the European Union. The group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the business review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.



Sir John Egan
Chairman



Michael McKeon
Finance Director

Directors' remuneration report



Richard Davey
Senior Independent
Non-Executive Director
and Chairman of the
Remuneration Committee

This report sets out the remuneration policy for the directors of Severn Trent Plc and discloses the amounts paid to them in the year ended 31 March 2009.

This report is subject to a shareholder vote and has been prepared in accordance with the requirements of the Companies Act 1985, Schedule 7A, and the principles of the Combined Code on Corporate Governance and best practice guidelines.

Dear Shareholder

The Severn Trent Remuneration Committee reviews, on a regular basis, the operation and the overall market competitiveness of the total remuneration package for the executive directors. The most recent review showed that, in most respects, the remuneration policy remains appropriate for the company. The key conclusions reached by the committee during the year can be summarised as follows:

- A general policy of a zero increase for executive director base salaries will be adopted for 2009/10.
- The committee wished to address the market alignment of the Chief Executive's base salary, but the Chief Executive chose to decline an increase at this time.
- The annual bonus plan, linked to the company's 20 KPIs, continues to meet the operational needs of the business.
- To enhance the annual bonus plan, the committee has introduced a metric based on the performance of the Severn Trent Services business for the Chief Executive and Finance Director.
- Each of the executive directors will also have a proportion of their bonus linked to personal performance, specifically linked to the individual's contribution to the ongoing business change and transformation process and the programme for bringing forward our most talented people.
- Following the company having successfully addressed its immediate operational issues, the committee believes it is time to address the reward opportunity for executive directors' execution of the longer term strategy.

The committee is therefore seeking shareholder approval for the introduction of the Share Matching Plan at the AGM. This plan will provide for a matching award of shares over those shares which are acquired by a deferral of the annual bonus. The matching shares will be subject to a performance condition. The plan will also create a link between short term and long term performance, whereby good annual performance maximises the share matching opportunity, which will then only vest based on delivering similarly good long term performance. Further details of the proposed Share Matching Plan are set out later in this report.

Richard Davey
Chairman of the Remuneration Committee
28 May 2009

Remuneration Committee

The Remuneration Committee determines, on behalf of the board, the company's policy on the remuneration of executive directors and the Chairman of the board. The committee determines the total remuneration packages and contractual terms and conditions for these individuals. The committee is also consulted on the remuneration policy for the next band of senior executive managers. The policy framework for remunerating all senior executive managers is consistent with the approach taken for executive directors.

The committee is comprised exclusively of independent non-executive directors of the company, with the exception of Sir John Egan, the company Chairman, who was independent on his appointment to the board. The members of the committee during the year were:

- Richard Davey
- Dr Bernard Bulkin
- Sir John Egan
- Martin Houston (retired on 23 January 2009)

With the exception of Sir John Egan, the committee members have no personal financial interest, other than as shareholders, in the matters to be decided. As stated above, as company Chairman, Sir John Egan's fees are set by the committee and Sir John Egan is not party to this discussion. In setting performance related remuneration, the committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers

To ensure that the company's remuneration practices are market competitive, the committee has access to detailed external research on market data and trends from experienced specialist consultants.

The committee has received material advice from Hewitt New Bridge Street (a trading name of Hewitt Associates Ltd), which has been appointed by the committee for the purpose of providing this advice. Hewitt New Bridge Street, the principal adviser to the committee, has not provided any other services to the company.

The Chief Executive, Tony Wray, and the Human Resources Director, Alec Luhaste, also attended the meetings to provide advice and respond to specific questions. Such attendances specifically excluded any matter concerning their own remuneration. The Company Secretary, Fiona Smith, acts as secretary to the committee.

The committee's terms of reference can be viewed on the company's website (www.severntrent.com) or requested from the Company Secretary (at the address on the back cover).

Remuneration Committee activity

During the year ended 31 March 2009, the Remuneration Committee met five times to discuss the key remuneration issues arising, the operation of the remuneration policy and the market updates by its advisers. The following table sets out what the Remuneration Committee covered at each of the meetings over the course of the year.

Date	Key agenda items
May 2008	Agree the vesting results for 2007/08 annual bonus plan and the 2005 LTIP awards
	Review the LTIP total shareholder return comparator group
July 2008	Approve the incentive plan targets for 2008/09
November 2008	Review of the Severn Trent remuneration policy for 2009 and beyond
	Incentive plan performance update
January 2009	Review of the market competitiveness of the executive directors' total remuneration package
	Incentive plan performance update
	Review the operation of the annual bonus plan and discuss proposals to introduce new additional performance metrics for the executive directors
	Consideration of the introduction of a Share Matching Plan
March 2009	Review of executive directors' salaries and review of the Chairman's fee
	Agree how the annual bonus scheme will operate in 2009/10
	Agree how the proposed Share Matching Plan will operate

Remuneration policy

Each year, the committee reviews the remuneration policy for executive directors and other senior executive managers, taking into account both the external market and the company's strategic objectives over the short and the medium term.

The company's continuing remuneration policy for executive directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. The remuneration package is based on the following principles:

Principle	Rationale
Incentives are aligned with the interests of shareholders and seek to reward the creation of long term value.	Executives must be adequately focused on the long term strategy and make decisions that lead to the creation of long term value.
Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration, if paid at the maximum.	The performance of the business is key and the package should be appropriately geared towards performance related pay. Below target levels of performance are not rewarded and the overall pay package is significantly reduced.
The total remuneration package for on target performance should be fully competitive, but not excessive, in the relevant market.	The committee wishes the executives to be appropriately remunerated for the challenges they face and ensure that the right structure and levels are in place to take the business forward.
Packages are structured flexibly to meet critical resource needs and retain key executives.	Package flexibility allows the committee to take decisive action with issues of recruitment and retention in the best interests of business continuity and shareholder value.

The charts below show, as a proportion of the package, firstly, the expected values of salary, bonus and long term incentives for target performance and, secondly, the maximum values of salary, bonus and long term incentives for the executive directors. The committee considers the mix between fixed and performance pay to be appropriate.


Expected value
Base salary
Target bonus (cash)
Target bonus (deferred shares)
Expected value of LTIP awards
Maximum value
Base salary
Maximum bonus (cash)
Maximum bonus (deferred shares)
Maximum value of LTIP awards

Personal shareholdings

The company operates shareholding guidelines under which executive directors are expected to build and maintain a minimum holding of shares in the company. The Chief Executive is expected to build and maintain a holding of shares to the value of 1.5 x base salary and other executive directors 1 x base salary. Executive directors are expected to retain at least half of the shares they receive through the Long Term Incentive Plan or other share based plans until they meet the guideline holdings within five years. If insufficient shares are awarded within five years then this timescale will be extended.

External directorships

Executive directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest, all such appointments are subject to the approval of the Nominations Committee. Executive directors are normally only permitted to retain the fees arising from one such appointment.

Michael McKeon was appointed as a non-executive director of The Merchants Trust Plc on 1 May 2008 and in respect of the appointment for the year ended 31 March 2009 he was paid fees of £13,500. He has retained these fees in accordance with the above policy.

No other executive directors currently hold any external non-executive directorships.

Remuneration arrangements for executive directors

The remuneration arrangements for executive directors comprise the following elements:

- Base salary and benefits
- Annual bonus plan
- Long Term Incentive Plan (LTIP) and the proposed Share Matching Plan (SMP)
- Pension

Details of each of the above elements follow but the table below summarises the current packages of each of the executive directors:

Component	Tony Wray Chief Executive	Michael McKeon Finance Director	Tony Ballance Director of Regulation	Martin Kane Customer Relations Director	Andy Smith Director of Water Services
Base salary from 1 July 2009	£450,000	£425,000	£168,000	£210,000	£250,000
On target bonus (% of salary)	60%	60%	60%	60%	60%
Maximum bonus (% of salary)	120%	120%	120%	120%	120%
% of bonus earned deferred into shares	50%	50%	50%	50%	50%
2009 LTIP award (% of salary)	70%	50%	50%	50%	50%
2010 SMP award – maximum ratio of matching shares to deferred shares	0.5:1	0.5:1	0.5:1	0.5:1	0.5:1
Pension arrangement	Final salary occupational scheme	Cash allowance	Defined contribution scheme	Cash supplement	Final salary occupational scheme
Benefits	A car allowance, private medical insurance, life assurance and an incapacity benefits scheme				

Base salaries and benefits

Base salaries for individual directors are reviewed annually by the Remuneration Committee and take effect from 1 July. The company's policy is to set the salary for each executive director having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practicable, undertaking similar activities. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

The committee has given due consideration to the current economic climate, current market practice regarding executive salary reviews and the broader employee salary review policy at the company.

With this in mind, it has chosen to adopt a general zero increase policy for the base salaries of the executive directors at this time.

At the time of the Chief Executive's appointment, the committee gave a commitment to review his performance each year and if appropriate increase the base salary over time to align it with the market median (currently substantially higher). As the company and the Chief Executive have continued to perform well, the committee decided to increase his salary from £450,000 to £500,000. When this was presented to the Chief Executive he declined the offer of an increase at this time because he believed that it was not appropriate having regard to the salary constraints across the group. Accordingly, the Chief Executive's base salary will remain at £450,000 for the time being.

During 2008 Martin Kane had taken on a number of additional responsibilities and, accordingly, this has been reflected in a salary increase (from £185,000 to £210,000).

Executive directors' salaries for the financial year 2009/10 will be as follows:

Director	Salary
Tony Wray	£450,000
Michael McKeon	£425,000
Tony Ballance	£168,000
Martin Kane	£210,000
Andy Smith	£250,000

The non salary benefits for executive directors comprise:

- A car allowance
- Private medical insurance
- Life assurance
- An incapacity benefits scheme

Private medical insurance and some other benefits may be flexed under the company's flexible benefits scheme.

Annual bonus plan 2008/09

Executive directors are eligible for annual bonuses to encourage improved performance, with targets established by the committee to align executive directors' interests with shareholders. The annual bonus opportunity for all the executive directors was 120% of salary. For the achievement of target performance (which requires satisfaction of challenging KPI goals), 60% of salary would be earned.

Half of any bonus paid will be deferred into shares to be held for three years following payment. During the year the committee agreed to amend the treatment of the deferred shares should the executive leave. The revised treatment is as follows:

- If the executive is summarily dismissed without notice under his/her employment contract then the deferred bonuses are forfeited; and
- In all other cases of cessation of employment the deferred bonus is not lost and the shares automatically vest on the dealing day after the cessation of employment.

The rules of the annual bonus plan provide that the committee may reclaim ('clawback') some or all of the after tax part of any bonuses awarded to executive directors if it transpires that the bonus calculation was based on calculations which are subsequently demonstrated to be materially incorrect.

Annual bonus payments to executive directors are not pensionable.

The bonus out turn is operated by reference to a balanced scorecard of measures, based on the 20 KPIs outlined in the earlier KPI section. The plan attributes a points score to each KPI and bonus entitlement is determined by reference to the aggregate number of points achieved across all the KPIs. The targets taken together are considered by the board to have an impact on the longer term financial performance of the company and a number of them are reported to Ofwat.

The following table shows the level of performance attained under each of the 20 KPIs in relation to the 2008/09 annual bonus scheme. Overall the combined level of performance was above target. As a consequence, executive directors received a bonus payment of 61.8% of their bonus maximum. The actual bonus payments awarded to each director are contained in the table of emoluments on page 50.


Severn Trent KPI performance achieved for 2008/09 bonus payment
280
240
200
160
120
80
40
0
KPI 1
KPI 2
KPI 3
KPI 4
KPI 5
KPI 6
KPI 7
KPI 8
KPI 9
KPI 10
KPI 11
KPI 12
KPI 13
KPI 14
KPI 15
KPI 16
KPI 17
KPI 18
KPI 19
KPI 20
Employee
Customer
Environment
Financial

Annual bonus plan 2009/10

The committee has reviewed the operation of the plan and concluded that the same quantum should apply in respect of 2009/10 with a maximum bonus opportunity for all executive directors of 120% of salary and a target of 60%.

The committee believes that the use of all of the 20 Severn Trent Water KPIs continues to be both an effective and challenging annual bonus metric and meets the needs of the business. The KPIs cover the employee, customer, environment and financial aspects of the business.

The committee decided that it is important to link a proportion of the bonus to the performance of Severn Trent Services (STS) for those directors who oversee this business, namely the Chief Executive and the Finance Director. These individuals will have 10% of their bonus opportunity measured against the profit before interest and tax (before exceptional items) performance of Severn Trent Services, a measure which is a fully disclosed KPI of the Severn Trent Services business, as shown in the Business Review section. The measure would be actual versus budgeted profit, reflecting the desired growth of Severn Trent Services subject to adjustment by the committee based on its assessment.

For each executive director, the committee has decided to introduce a set of personal performance metrics into the annual bonus plan. The metrics would be more subjective in nature than the current measures and allow for more differentiation across the executive team, but will operate within the parameters of the existing plan. The metrics shall incorporate the following:

- Supporting the business change and transformation process – this measure will focus on the ongoing improvements to optimise the performance of the business. This will incorporate process improvements, technology and systems to support the processes and location, training and development of people to operate in the new environment.
- Developing people – this measure will focus on the individual's contribution to ensuring that the talent management processes help develop future leaders and therefore support succession planning and business continuity.

The following charts show how the 2009/10 annual bonus metrics are weighted for the executive directors:


Chief Executive and Finance Director
Other executive directors
0%
20
40
60
80
100%
STW performance
STS performance
Personal metrics

Long term incentives

In early 2009, the committee reviewed the overall market competitiveness of the executive directors' total remuneration package. The conclusion was that, while for the most part the components of the remuneration package are working effectively and are aligned with policy, the relatively low emphasis on long term performance did not fully support the company's longer term strategy and this impacted the overall market competitiveness of the package.

To address this issue, the committee believes the most effective option is to introduce a Share Matching Plan for executive directors as this not only provides an enhanced long term incentive opportunity but also provides a link between short term and long term performance.

At the 2009 AGM, the committee is seeking shareholder approval to introduce the Severn Trent Share Matching Plan. The plan will allow executive directors to receive matching share awards over those shares which have been acquired under the deferred share component of the annual bonus plan.

Proposed Share Matching Plan

The first awards of matching shares would not be made until the 2009/10 annual bonus payouts are calculated and would be subject to a three year vesting period. The matching share award would be calculated using a share matching ratio in conjunction with the number of shares acquired by the annual bonus deferral. The maximum share matching ratio is 1:1, but for the first set of awards it is proposed that a ratio of 0.5 matching shares for every one deferred share be used.

The key features of the Share Matching Plan are summarised in the table below:

Key features	Description
Participants	Executive directors and members of the Executive Committee.
Form of award	Conditional share awards or nil cost options and any benefit ultimately delivered under the plan will not be pensionable.
Matching ratio	Maximum matching ratio will be 1:1, but the maximum match for first round of awards in 2009/10 will be 0.5:1.
Vesting period	Three years from the date of award.
Performance condition	The performance condition requires the company's Total Shareholder Return (TSR) to be measured relative to those companies ranked 51-150 in the FTSE Index by market capitalisation (excluding investment trusts). On this basis, 25% of the matching awards will vest at median performance and 100% will vest for performance in the upper quartile. In addition, for awards to vest, the Remuneration Committee must be satisfied that the TSR is reflective of the company's underlying performance. This replicates the LTIP performance condition.
Leavers	If the participant ceases employment with the company, the matching award will lapse unless the participant is deemed a 'good leaver'. Participants will be good leavers if they leave as a result of death, injury, disability, ill health, redundancy, retirement, the sale of their employing company or business or in such other circumstances as the Remuneration Committee sees fit (the same as under the LTIP rules). If a participant is a good leaver, their matching award will vest on cessation to the extent that the performance condition is satisfied at that time and subject to time pro-rating (although the Remuneration Committee can decide not to time pro-rate if it deems it appropriate).
Change of control	In the event of a change of control the matching awards will vest subject to the satisfaction of the performance condition and time pro-rating (although the Remuneration Committee can decide not to time pro-rate if it deems it appropriate).
Dividends	Participants will receive a dividend equivalent calculated in the same manner as under the LTIP.

Long Term Incentive Plan

At the 2005 AGM, shareholders approved the introduction of the Long Term Incentive Plan 2005 (LTIP 2005). Under the LTIP 2005, annual conditional awards of performance shares may be made to executive directors and senior staff, up to an annual maximum limit of shares worth 125% of base salary.

The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price. Awards will normally vest as soon as the committee determines that the performance conditions have been met provided that the participant remains in employment at the end of the performance period.

2007, 2008 and 2009 LTIP awards

In 2008, LTIP awards of 50% of salary were made to the executive directors and 70% to the Chief Executive, Tony Wray. Although the committee has recently concluded that, to improve market alignment, there should be an increased emphasis on long term incentive opportunity, the LTIP awards for 2009 will remain at the same level as used in 2008 and the Share Matching Plan will be used to address this particular issue.

The vesting of awards made in 2007, 2008 and planned for 2009 will be subject to Total Shareholder Return (TSR), measured relative to those companies ranked 51-150 in the FTSE by market capitalisation (excluding investment trusts). This is considered to be the most suitable comparator group since the number of comparable regulated utilities against which to compare the company's performance remains too small to enable meaningful analysis. The FTSE 51-150 comparator group allows for the company's performance to be measured against a broader market without any one sector overly impacting the group.

The performance measures remain unchanged with 25% of awards vesting at median performance, and 100% vesting for performance in the upper quartile. In addition, for awards to vest, the committee must be satisfied that the company's TSR is reflective of the company's underlying performance.

After the end of the performance period, the performance condition will be measured and independently verified by Hewitt New Bridge Street on behalf of the committee.

2006 LTIP award

The performance condition applying to the 2006 awards is wholly dependent on Severn Trent's TSR relative to the following FTSE 100 'high yield' companies: AWG, BT Group, Centrica, Compass, Kelda, National Grid, Northumbrian Water, Pennon Group, Rentokil Initial, Scottish and Newcastle, Scottish and Southern Energy, Scottish Power and United Utilities. The committee has agreed to use Rexam, Tate & Lyle, Unilever and Cable & Wireless as substitutes for Scottish Power, Kelda, AWG and Scottish and Newcastle.

The performance period for the 2006 award ended on 31 March 2009 and the TSR result and the level of vesting achieved for this award is shown below:

LTIP award	Severn Trent TSR	Ranking	Vesting %
2006	12.6%	8.47 out of 13	0%

Performance graph

This graph shows the value, by 31 March 2009, of £100 invested in Severn Trent Plc on 31 March 2004 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index. The intermediate points show the value at intervening financial year ends.


Total shareholder return
Severn Trent Plc
FTSE 100 Index

Source: Datastream

Below board remuneration
In 2008/09 there were eight executives immediately below board level who were paid salaries of between £100,000 and £250,000 per annum.

Salary £000	Number of executives
100-150	3
151-200	1
201-250	4

The below board level executives also participate in the same incentive arrangements as the executive directors. The annual bonus plan operates on the same terms as the executive directors with the exception that 33% of any bonus earned is deferred into shares and there is, other than for the President of Severn Trent Services, no Severn Trent Services performance metric. The LTIP operates and the proposed Share Matching Plan will operate on the same terms as for the executive directors.

All employee share plans
Through a variety of share schemes, employees are encouraged to hold shares in the company.

This includes an all employee Share Incentive Plan. Awards are currently made which include a performance condition based on achievement of the 20 KPIs. Employees of Severn Trent Plc and Severn Trent Water Limited participate in the plan.

For the year 2008/09, awards of shares to the value of £463 will be made to all eligible employees.

The company also offers an all employee HMRC approved SAYE plan on an annual basis and periodically reviews the use of other all employee incentive vehicles.

Hedging of awards
Details of the company's shares that are held in trust on behalf of participants of certain of the employee share schemes are given on pages 52 and 53. In respect of the LTIPs and the proposed Share Matching Plan the company's policy is to purchase, and hold in trust, 50% of the total number of shares that could potentially vest from all outstanding LTIP awards. The requirement to purchase shares is calculated, and the purchase carried out, shortly after each annual award.

In respect of awards made under the company's Share Incentive Plan, all the shares taken up by employees at each invitation are normally purchased and placed in trust immediately.

The company grants SAYE options over unissued shares, always operating within the dilution limits contained in the scheme rules.

The committee is satisfied that the overall dilution limits provide sufficient headroom for all the company's share schemes.

Pensions
Of the current executive directors, Andy Smith and Tony Wray participate in the Severn Trent Pension Scheme. The scheme is a funded HMRC registered final salary occupational pension scheme which provides:

- A normal retirement age of 60 years
- An overall pension at normal retirement age of two thirds of final pensionable salary, which for executive directors is defined as base salary only, subject to the completion of 20 years' pensionable service
- Life cover of 4 x pensionable earnings
- A pension payable in the event of retirement on grounds of ill health
- A dependant's pension on death of two thirds of the member's pension

Andy Smith and Tony Wray participate up to the level of the scheme specific earnings cap which in 2008/09 was £117,600. They are provided with a cash supplement in lieu of pension entitlement above this scheme cap at 40% of their respective salaries.

Members' contributions are payable at the rate of 6% of pensionable earnings. Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustees consider appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In the event of incapacity, early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules, pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase in line with price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for such increases.

As disclosed in last year's remuneration report, the company reviewed its pension policy for directors and employees as a result of the Pensions Act 2004, Finance Act 2004 and the results of the triennial valuation of two of its main schemes during 2004. As a result of this review, new executives are offered an allowance, expressed as a percentage of base salary, to fund their own pension provision. The individual is able to choose whether the allowance is paid to the company's registered defined contribution scheme, taken as cash or paid to a personal pension arrangement. This reflects the wish of the committee to remove future exposure to defined benefit schemes for senior executives. The new arrangements apply to Michael McKeon at 40% of base salary.

Martin Kane is a member of the Severn Trent Pension Scheme (WPS Section) but opted out of the scheme in June 2007. He receives a cash supplement of 30% of his basic salary in lieu of accrual for future service from that date. While he no longer accrues additional years of service for pension purposes, consistent with the legislation, Mr Kane's accrued benefits generally continue to be linked to his final salary (or £161,000 plus RPI from 30 June 2007 to the date of his retirement, if higher) and scheme benefits are preserved in relation to ill health, retirement and death in service. His normal retirement age is 65 although early retirement is possible prior to age 65 with the consent of the company, but any benefits relating to service accruing after 1 December 2006 would be subject to an actuarial reduction.

Tony Ballance is a member of the Severn Trent Pension Scheme (Pension Choices section) which is the company's defined contribution scheme. Dr Ballance currently contributes 3% of salary and the company contributes at 30%, plus a further 2.5% in respect of death in service and ill health benefits. The normal retirement age for the scheme is 65 although retirement prior to 65 is possible with the consent of the company.

Directors' service agreements and letters of appointment

A model service contract was approved by the committee in 2004 and updated during 2007/08. The main terms of the contracts are summarised in the table below:

Provision	Policy
Notice period	12 months from either party.
Termination payment	Maximum payment in the case of redundancy or termination in breach of the agreement by the company of up to and capped at 175% of base salary which is calculated as a conservative estimate of the value of salary, fixed benefits and on target bonus. Any payment will not include amounts in respect of awards which have been made under the company's Long Term Incentive Plan over which the committee retains discretion.
Mitigation	Any termination payment will not be made automatically but will be subject to both phasing and mitigation unless, in the circumstances, the committee considers it appropriate to achieve a clean break through payment of a lump sum, in which case it will require some discount for early payment.
Change of control	There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company.
Contract dates	See below

Executive directors	Date of agreement	Effective date
Tony Wray	20 May 2008	7 March 2005
Michael McKeon	6 December 2005	13 December 2005
Tony Ballance	2 June 2008	23 July 2005
Martin Kane	2 June 2008	30 September 1975
Andy Smith	2 June 2008	1 January 2005

The committee believes that the contracts provide as much scope as is feasible to protect the interests of shareholders when negotiating a termination, at which time it would address the duty of mitigation.

Tony Wray and Tony Ballance are subject to reappointment as executive directors at the forthcoming AGM.

Chairman and other non-executive directors

The remuneration policy for non-executive directors, other than the Chairman, is determined by the board, within the limits set out in the articles of association.

Remuneration for non-executive directors, other than the Chairman, comprises an annual fee for acting as a non-executive director of the company and additional fees for the senior independent director and chairmanship or membership of the committees. The annual fee was increased to £42,500 in 2008/09, from £40,000. The additional fees have remained the same and can be summarised as follows:

	Senior independent director	Audit Committee		Remuneration Committee		Corporate Responsibility Committee		Nominations Committee
		Chairman	Member	Chairman	Member	Chairman	Member	
Additional fee per annum	£10,000	£15,000	£3,000	£15,000	£3,000	£10,000	£3,000	No fee paid

During 2008, Sir John Egan was paid fees of £250,000 for his role as Chairman, increasing from £230,000 paid for the prior year. He does not receive any additional fees for committee memberships. Sir John is provided with a company car but does not participate in any of the company's pension arrangements, share or bonus schemes.

As explained in last year's report, from 1 April 2008 the board decided to cease requiring directors to take a proportion of their fees in shares and, instead, now leaves decisions regarding the holding of shares to individual non-executive directors.

Non-executive directors do not participate in share or bonus schemes, nor is any pension provision made.

Non-executive directors normally serve three terms of three years. They do not have service contracts but their terms of engagement are regulated by letters of appointment, details of which are shown below:

Chairman and non-executive directors	Initial appointment	Current appointment	Current expiry date*
Sir John Egan	1 October 2004	1 January 2008	31 December 2010
Bernard Bulkin	1 January 2006	1 January 2009	31 December 2011
Richard Davey	1 January 2006	1 January 2009	31 December 2011
Gordon Fryett	1 July 2009	1 July 2009	30 June 2012
Martin Lamb	29 February 2008	29 February 2008	28 February 2011
Baroness Noakes	29 February 2008	29 February 2008	28 February 2011

* subject to the requirements of the company's articles of association for the reappointment of directors at AGMs.

Sir John Egan is subject to reappointment as a non-executive director at the 2009 AGM. In addition, Gordon Fryett will stand for election as a non-executive director having been appointed to the board since last year's AGM.

The text and tables that follow comprise the auditable part of the Directors' remuneration report, being the information required by the UKLA Listing Rules 9.8.6 and 9.8.8.

Directors' emoluments

		Basic salary and fees					
		Cash £000	BIKs[1] £000	Annual bonus[2] £000	Other[3] £000	**Total 2008/09 £000**	Total 2007/08 £000
Chairman and other non-executive directors							
Sir John Egan (Chairman)		250.0	26.4	–	–	**276.4**	256.3
Dr Bernard Bulkin		58.5	–	–	–	**58.5**	56.0
Richard Davey		70.5	–	–	0.4	**70.9**	68.8
Martin Houston	(left 23.1.09)	37.9	–	–	–	**37.9**	43.0
Martin Lamb	(app 29.2.08)	42.5	–	–	–	**42.5**	3.4
Baroness Noakes	(app 29.2.08)	57.5	–	–	0.3	**57.8**	4.8
John Smith	(left 29.2.08)	–	–	–	–	**–**	50.4
Executive directors							
Tony Ballance	(app 2.10.07)	166.0	8.2	124.6	13.5	**312.3**	130.9
Martin Kane	(app 2.10.07)	182.5	3.0	137.2	69.9	**392.6**	160.1
Michael McKeon		418.8	3.6	315.2	15.1	**752.7**	586.2
Andy Smith	(app 2.10.07)	247.5	3.6	185.4	67.1	**503.6**	204.8
Tony Wray		440.0	3.6	333.7	144.0	**921.3**	620.5
Rachel Brydon-Jannetta[4]	(left 29.12.06)	–	–	–	–	**–**	102.0
Colin Matthews	(left 2.10.07)	–	–	–	–	**–**	1,669.7
		1,971.7	48.4	1,096.1	310.3	**3,426.5**	3,956.9

1 Benefits in kind received by Sir John Egan comprise the use of a company car. Benefits in kind for executive directors include a car allowance, private medical insurance, life assurance and an incapacity benefits scheme.

2 The directors receive 50% of their bonus in cash and 50% is deferred into shares to be held for three years.

3 Other emoluments include: expenses chargeable to income tax, car allowances, travel allowances, relocation expenses, telephone allowances, payments made under the group's flexible benefit arrangements, amounts paid in lieu of pension contributions. Included in other emoluments are:

- Richard Davey – expenses chargeable to income tax £399.
- Tony Ballance – flexible benefits payments £4,226, car allowance £9,286 and taxable expenses £11.
- Martin Kane – amounts received in lieu of pension contributions £54,750, car allowance £15,000, flexible benefits payments £134 and taxable expenses £8.
- Michael McKeon – car allowance £15,000 and taxable expenses £122.
- Andy Smith – amounts received in lieu of pension contributions £51,960, car allowance £15,000 and taxable expenses £125.
- Tony Wray – amounts received in lieu of pension contributions £128,960, car allowance £15,000 and taxable expenses £11.
- Baroness Noakes – expenses chargeable to income tax £281.

4 Represents amounts paid under an agreement settled in 2006/07.

Directors' pension provisions

	Service completed in years (including in transferred in service credits)	Accrued pension at 31.03.09 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation) £pa	Transfer value of accrued pension at 31.03.09 £000	Transfer value of accrued pension at 31.03.08 £000	Increase/(decrease) in transfer value over the year, net of directors' contributions £000
Martin Kane	35	108,592	12,463	7,656	995.5	829.6	165.9
Andy Smith	4	16,647	4,430	3,819	154.8	109.5	38.2
Tony Wray	4	15,949	4,411	3,834	141.3	97.7	36.5

	Accrued pension at 31.03.09 £pa	Increase in accrued pension during the year £pa	Increase/(decrease) in accrued pension during the year (net of inflation) £pa	Transfer value of increase in accrued benefits net of directors' contributions £000
Martin Kane	108,592	12,463	7,656	114.3
Andy Smith	16,647	4,430	3,819	34.1
Tony Wray	15,949	4,411	3,834	32.0

The following contributions were paid to defined contribution pension arrangements in respect of directors:

	2009	2008
Tony Ballance	**59,978**	26,000
Michael McKeon	**167,500**	157,000

Directors' share interests

The directors of the company at 31 March 2009 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2008 (or date of appointment if later) Number of ordinary shares of $97^{17}/_{19}$p each	At 31 March 2009 (or date of retirement if earlier) Number of ordinary shares of $97^{17}/_{19}$p each	At 26 May 2009 Number of ordinary shares of $97^{17}/_{19}$p each
Chairman and other non-executive directors			
Sir John Egan (Chairman)	7,610	7,610	7,610
Dr Bernard Bulkin	554	554	554
Richard Davey	588	588	588
Martin Lamb	12	3,012	3,012
Baroness Noakes	18	4,018	4,018
Executive directors			
Tony Ballance	–	1,985	1,985
Martin Kane[1]	5,292	7,915	8,142
Michael McKeon	–	20	20
Andy Smith	–	4,034	4,034
Tony Wray[2]	–	5,874	7,010

1 Martin Kane acquired 227 shares on 1 May 2009 following the exercise of his 2006 three year sharesave scheme option.

2 Tony Wray acquired 1,136 shares on 1 May 2009 following the exercise of his 2006 three year sharesave scheme option.

ii) Long Term Incentive Plan

The executive directors have further interests in the company's ordinary shares of $97^{17}/_{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (LTIP). The LTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied.

Executive directors have a technical interest in 613,457 shares held by the Employee Share Ownership Trust. The details of the performance criteria are explained on page 46 of the Directors' remuneration report. The individual interests, for the above named directors and for the directors who left during the year, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	Awards granted	Maximum award	Awards vested	Awards lapsed	Maximum outstanding awards as at 31 March 2009 or earlier date of leaving
Tony Ballance	5 September 2005	6,025	3,013	3,012	–
	19 June 2006	4,782	–	–	4,782
	18 July 2007	3,261	–	–	3,261
	14 July 2008[1]	5,486	–	–	5,486
Martin Kane	5 September 2005	5,897	2,949	2,948	–
	19 June 2006	4,680	–	–	4,680
	18 July 2007	3,475	–	–	3,475
	14 July 2008[1]	6,001	–	–	6,001
Michael McKeon	19 June 2006[2]	36,405	–	–	36,405
	19 June 2006	30,118	–	–	30,118
	18 July 2007	12,363	–	–	12,363
	14 July 2008[1]	13,717	–	–	13,717
Andy Smith	5 September 2005	12,307	6,154	6,153	–
	19 June 2006	12,210	–	–	12,210
	18 July 2007	5,881	–	–	5,881
	14 July 2008[1]	8,230	–	–	8,230
Tony Wray	5 September 2005	17,948	8,974	8,974	–
	19 June 2006	22,385	–	–	22,385
	18 July 2007	9,189	–	–	9,189
	14 July 2008[1]	19,684	–	–	19,684

1 The market price on the date of the 2008 award was 1287p.

2 Michael McKeon received an additional LTIP award in 2006 in accordance with commitments made by the company upon appointment. The award was made pursuant to the exemption provided in Listing Rule 9.4.2.

No further awards have been made under the LTIP as at 28 May 2009.

As disclosed last year, the committee determined that the targets applying to the 2005 awards were met to the extent that participants are entitled to 50% of the award.

The performance period for awards granted on 19 June 2006 ended on 31 March 2009. The committee has subsequently determined, based on the company's Total Shareholder Return target over the three year performance period, that none of the award vests.

iii) Annual Bonus Plan

Half of any bonus paid in 2008 and onwards is deferred into shares. The table below shows the directors' deferred share awards and the vesting dates.

	Date of grant	Annual bonus deferred into shares	Number of shares	Deferred share award vests
Tony Ballance	27 June 2008	£24,554	1,818	26 June 2011
Martin Kane	27 June 2008	£26,425	1,957	26 June 2011
Michael McKeon	27 June 2008	£85,666	6,345	26 June 2011
Andy Smith	27 June 2008	£37,732	2,794	26 June 2011
Tony Wray	27 June 2008	£76,029	5,631	26 June 2011

iv) Sharesave options over ordinary shares

	At the start of the year or subsequent date of appointment (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year or earlier date of leaving (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Sharesave[1]									
Tony Ballance	–	–	–	556	556	2009	862	May 2012	Oct 2012
Martin Kane	306	306	–	–	–	2003	536	May 2008	Oct 2008
	374	374	–	–	–	2005	759	May 2008	Oct 2008
	227	–	–	–	227	2006	823	May 2009	Oct 2009
	322	–	–	–	322	2007	1172	May 2010	Oct 2010
	314	–	–	–	314	2008	1221	May 2011	Oct 2011
	–	–	–	222	222	2009	862	May 2012	Oct 2012
Michael McKeon	1,499	–	1,499	–	–	2007	1172	May 2014	Oct 2014
	–	–	–	1,943	1,943	2009	862	May 2014	Oct 2014
Andy Smith	1,136	–	–	–	1,136	2006	823	May 2009	Oct 2009
Tony Wray	1,136	–	–	–	1,136	2006	823	May 2009	Oct 2009

1 The executive directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme. The options have no performance conditions as such conditions are not permitted by legislation.

a No executive share options in respect of executive directors were granted or lapsed during the year. At 31 March 2009 there were nine other executives participating in the group's historic executive Share Option Scheme (2008/09).

b At the close of business on 31 March 2009 the mid-market price of the company's shares was 990p (31 March 2008: 1419p) and the range during the year was 953.5p to 1503p.

c On 9 October 2006 Severn Trent Plc's ordinary shares of 65⁵/₁₉p were consolidated into Ordinary shares of 97¹⁷/₁₉p. No adjustment was made to the shares awarded under the LTIP or granted under the Sharesave Scheme. LTIP awards made prior to the consolidation will vest over Ordinary shares of 97¹⁷/₁₉p and Sharesave options granted prior to the consolidation will be exercised over Ordinary shares of 97¹⁷/₁₉p.

Signed on behalf of the board which approved the Directors' remuneration report on 28 May 2009.



Richard Davey
Chairman of the Remuneration Committee

Independent auditors' report to the members of Severn Trent Plc

We have audited the group financial statements of Severn Trent Plc for the year ended 31 March 2009 which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated cash flow statement, the Consolidated statement of recognised income and expense and the related notes 1 to 41. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Severn Trent Plc for the year ended 31 March 2009.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Statement, the Chief Executive's Review and the Performance Reviews that are cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2009 and of its loss for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the group financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors
London, UK
28 May 2009

Consolidated income statement

For the year ended 31 March 2009

	Note	2009 £m	2008 £m
Turnover	5,6	**1,642.2**	1,552.4
Operating costs before exceptional items	7	**(1,172.3)**	(1,082.9)
Exceptional restructuring costs and termination of operations	8	**(14.6)**	(14.9)
Exceptional flood costs net of insurance recoveries	8	**1.5**	(13.6)
Exceptional fines and penalties	8	**(7.2)**	(35.8)
Exceptional provision for third party legal costs	8	**1.4**	(4.5)
Total operating costs	7	**(1,191.2)**	(1,151.7)
Profit before interest, tax and exceptional items	5	**469.9**	469.5
Exceptional items	7,8	**(18.9)**	(68.8)
Profit before interest and tax		**451.0**	400.7
Finance income	10	**126.2**	117.1
Finance costs	11	**(322.6)**	(294.5)
Net finance costs		**(196.4)**	(177.4)
(Losses)/gains on financial instruments	12	**(87.0)**	(31.0)
Share of results of associates and joint ventures		**–**	0.1
Profit before tax, (losses)/gains on financial instruments and exceptional items		**273.5**	292.2
Exceptional items	8	**(18.9)**	(68.8)
(Losses)/gains on financial instruments	12	**(87.0)**	(31.0)
Profit on ordinary activities before taxation		**167.6**	192.4
Taxation on profit on ordinary activities			
– current tax	13	**(52.1)**	(56.2)
– deferred tax	13	**14.1**	19.7
– exceptional deferred tax	13	**(185.6)**	54.7
Total taxation	13	**(223.6)**	18.2
(Loss)/profit for the period from continuing operations		**(56.0)**	210.6
Discontinued operations			
Profit for the period from discontinued operations	14	**–**	0.8
(Loss)/profit for the period		**(56.0)**	211.4
Attributable to:			
Equity holders of the company		**(57.8)**	209.5
Equity minority interests		**1.8**	1.9
		(56.0)	211.4
(Loss)/earnings per share (pence)			
From continuing operations			
Basic	16	**(24.6)**	89.3
Diluted	16	**(24.6)**	88.7
From continuing and discontinued operations			
Basic	16	**(24.6)**	89.7
Diluted	16	**(24.6)**	89.0

Consolidated balance sheet

At 31 March 2009

	Note	2009 £m	2008 £m
Non current assets			
Goodwill	17	**63.3**	50.2
Other intangible assets	18	**121.3**	107.2
Property, plant and equipment	19	**5,980.1**	5,731.2
Interests in joint ventures	20	**0.3**	0.1
Interests in associates	21	**4.8**	4.1
Derivative financial instruments	22	**225.4**	51.3
Available for sale financial assets	22	**0.1**	0.1
		6,395.3	5,944.2
Current assets			
Inventory	23	**30.6**	24.8
Trade and other receivables	24	**447.1**	434.1
Derivative financial instruments	22	**29.8**	5.3
Cash and cash equivalents	25	**648.1**	654.4
		1,155.6	1,118.6
Assets held for sale	14	**4.6**	–
Total assets		**7,555.5**	7,062.8
Current liabilities			
Borrowings	26	**(256.2)**	(459.5)
Derivative financial instruments	22	**(0.4)**	(8.9)
Trade and other payables	27	**(442.7)**	(423.4)
Current income tax liabilities		**(81.1)**	(32.4)
Provisions for other liabilities and charges	30	**(9.2)**	(50.4)
Liabilities directly associated with assets held for sale	14	**(0.4)**	–
		(790.0)	(974.6)
Non current liabilities			
Borrowings	26	**(4,188.9)**	(3,627.7)
Derivative financial instruments	22	**(171.6)**	(73.8)
Trade and other payables	27	**(241.1)**	(220.4)
Deferred tax	28	**(948.4)**	(808.3)
Retirement benefit obligations	29	**(233.0)**	(126.0)
Provisions for other liabilities and charges	30	**(30.4)**	(26.8)
		(5,813.4)	(4,883.0)
Total liabilities		**(6,603.4)**	(5,857.6)
Net assets		**952.1**	1,205.2
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	31	**231.0**	229.7
Share premium account	32	**71.9**	64.3
Other reserves	33	**468.7**	427.4
Retained earnings	34	**174.5**	479.6
Equity attributable to the company's equity shareholders		**946.1**	1,201.0
Minority interests	34	**6.0**	4.2
Total equity	34	**952.1**	1,205.2

Signed on behalf of the board who approved the accounts on 28 May 2009.



Sir John Egan
Chairman



Michael McKeon
Finance Director

Consolidated cash flow statement

For the year ended 31 March 2009

	Note	2009 £m	2008 £m
Cash generated from operations	36	**643.5**	645.9
Tax received/(paid)		**1.1**	(76.2)
Net cash generated from operating activities		**644.6**	569.7
Investing activities			
Interest received		**32.5**	24.0
Dividends received from associates and joint ventures		**–**	0.3
Net loans advanced to associates and joint ventures		**–**	(0.7)
Proceeds on disposal of property, plant and equipment		**5.9**	3.4
Purchases of intangible assets		**(34.1)**	(33.5)
Purchases of property, plant and equipment		**(462.7)**	(443.6)
Contributions and grants received		**25.9**	34.1
Net cash used in investing activities		**(432.5)**	(416.0)
Financing activities			
Interest paid		**(190.2)**	(153.5)
Interest element of finance lease rental payments		**(16.2)**	(20.6)
Repayments of borrowings		**(221.5)**	(634.6)
Repayment of obligations under finance leases		**(41.0)**	(23.1)
New loans raised		**400.1**	1,327.1
Dividends paid to shareholders of the parent		**(158.8)**	(147.3)
Dividends paid to minority interests		**(1.3)**	(0.8)
Issue of shares to shareholders of the parent		**8.9**	8.2
Issue of shares to minorities		**–**	1.0
Purchase of own shares		**(2.7)**	–
Net cash (used in)/generated from financing activities		**(222.7)**	356.4
(Decrease)/increase in cash and cash equivalents		**(10.6)**	510.1
Net cash and cash equivalents at beginning of the period		**653.4**	143.1
Effect of foreign exchange rates		**5.3**	0.2
Net cash and cash equivalents at the end of the period	36	**648.1**	653.4
Net cash and cash equivalents comprise			
Cash and cash equivalents	36	**648.1**	654.4
Bank overdrafts	36	**–**	(1.0)
Net cash and cash equivalents at the end of the period	36	**648.1**	653.4

The (decrease)/increase in cash and cash equivalents is reconciled to the movement in net debt in note 36.

Consolidated statement of recognised income and expense

For the year ended 31 March 2009

	2009 £m	2008 £m
Exchange movement on translation of overseas results and net assets	**40.8**	2.9
Tax on exchange differences on foreign currency hedging	**2.5**	4.1
Losses on cash flow hedges taken to equity	**(7.8)**	(2.3)
Deferred tax on losses on cash flow hedges taken to equity	**2.2**	0.7
Actuarial losses on defined benefit pension schemes	**(123.1)**	(28.1)
Tax on actuarial losses	**33.8**	7.8
Change of tax rate on deferred tax previously recognised directly in equity	**–**	5.4
Net expense recognised directly in equity	**(51.6)**	(9.5)
Transfers		
Amounts on cash flow hedges transferred to the income statement in the period	**4.9**	4.6
Deferred tax on transfers to income statement	**(1.3)**	(1.3)
	3.6	3.3
(Loss)/profit for the period	**(56.0)**	211.4
Total recognised (expense)/income for the period	**(104.0)**	205.2
Attributable to:		
Equity shareholders of the company	**(105.8)**	203.3
Minority interests	**1.8**	1.9
	(104.0)	205.2

Notes to the group financial statements

1 General information

The Severn Trent group has a number of operations. These are described in the segmental analysis in note 5.

Severn Trent Plc is a company incorporated and domiciled in the United Kingdom. The address of its registered office is shown on the back of the cover of the annual report and accounts.

Severn Trent Plc is listed on the London Stock Exchange.

2 Accounting policies

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2009 and those parts of the Companies Act 1985 applicable to companies reporting under IFRS as adopted by the European Union.

The financial statements have been prepared on the going concern basis (see Directors' report on page 38) and under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

b) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiaries, joint ventures and associated undertakings. The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal.

The results of subsidiaries are consolidated where the group has the power to control a subsidiary.

The results of joint venture undertakings are accounted for on an equity basis where the company exercised joint control under a contractual arrangement.

The results of associates are accounted for on an equity basis where the company holding is 20% or more or the company has the power to exercise significant influence.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since that date. Losses attributable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra group transactions, balances, income and expenses are eliminated on consolidation.

c) Revenue recognition

Revenue represents the fair value of consideration receivable, excluding value added tax, trade discounts and inter company sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods to which the sale relates have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

Turnover includes an estimate of the amount of mains water and waste water charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the group's rights to receive payment have been established. Interest and dividend income are included in finance income.

d) Exceptional items

Exceptional items are income or expenditure, which individually or, if of a similar type, in aggregate should, in the opinion of the directors, be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view. In this context, materiality is assessed at the segment level.

e) Taxation

Current tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is provided in full, using the liability method, on taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A deferred tax asset is only recognised to the extent it is probable that sufficient taxable profits will be available in the future to utilise it. Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

2 Accounting policies continued

f) Goodwill

Goodwill represents the excess of the fair value of purchase consideration over the fair value of the net assets acquired. Goodwill arising on acquisition of subsidiaries is included in intangible assets, whilst goodwill arising on acquisition of associates is included in investments in associates. If an acquisition gives rise to negative goodwill this is credited directly to the income statement. Fair value adjustments based on provisional estimates are amended within one year of the acquisition, if required, with a corresponding adjustment to goodwill.

Goodwill arising on all acquisitions prior to 1 April 1998 was written off to reserves under UK GAAP and remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset.

Goodwill is tested for impairment in accordance with the policy set out above and carried at cost less accumulated impairment losses. Goodwill is allocated to the cash generating unit that derives benefit from the goodwill for impairment testing purposes.

Where goodwill forms part of a cash generating unit and all or part of that unit is disposed of, the associated goodwill is included in the carrying amount of that operation when determining the gain or loss on disposal of the operation.

g) Intangible non current assets

Intangible assets acquired separately are capitalised at cost and when acquired in a business combination are capitalised at fair value at the date of acquisition. Following initial recognition, the historical cost model is applied to intangible assets. Amortisation charged on assets with finite lives is taken to the income statement through operating expenses.

Finite life intangible assets are amortised on a straight line basis over their estimated useful economic lives as follows:

	Years
Software	3-10
Other assets	2-20

Intangible assets are reviewed for impairment where indicators of impairment exist.

h) Research and development

Research expenditure is expensed when it is incurred. Development expenditure is capitalised and written off over its expected useful economic life where the following criteria are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost can be measured reliably.

Expenditure on property, plant and equipment relating to research and development projects is capitalised and written off over the expected useful life of those assets.

i) Pre-contract costs

Pre-contract costs are expensed as incurred except where it is probable that the contract will be awarded, in which case they are recognised as a prepayment which is written off to the income statement over the life of the contract.

j) Property, plant and equipment

Property, plant and equipment comprises:

i) Infrastructure assets

Infrastructure assets are included at cost (or deemed cost on transition to IFRS) less accumulated depreciation. The costs of like for like replacement of infrastructure components are recognised in the income statement as they arise. Where it is probable that the money spent will cause future economic benefits to flow to the group, then costs are capitalised. Infrastructure assets are depreciated over their useful economic lives, which are as follows:

	Years
Impounding reservoirs	250
Raw water aqueducts	250
Mains	80-150
Sewers	150-200

ii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives to their residual value, which are principally as follows:

	Years
Buildings	30-80
Fixed plant and equipment	20-40
Vehicles and mobile plant	2-15

Assets in the course of construction are not depreciated until commissioned.

Interest costs of debt raised to finance new property, plant and equipment are not included within the cost of those fixed assets, but are expensed to the income statement as they arise.

k) Leased assets

Where the group obtains assets under leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the group as lessee (finance leases), the lower of the fair value of the leased asset or the present value of the minimum lease payments is capitalised as an asset with a corresponding liability representing the obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement at a constant rate over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

Where the group obtains assets under leasing arrangements where substantially all the risks and rewards of ownership remain with the lessor, these are classified as operating leases. Rental costs arising under operating leases are expensed on a straight line basis over the term of the lease. Leases of land are normally treated as operating leases, unless ownership is transferred to the group at the end of the lease.

l) Grants and contributions

Grants and contributions received in respect of non current assets, including charges made for new connections to the water and sewerage networks, are treated as deferred income and released to the income statement over the useful economic life of those non current assets.

Grants and contributions which are given in compensation for expenses incurred with no future related costs are recognised in operating costs in the income statement in the period that they become receivable.

2 Accounting policies continued

m) Impairment of non current assets

If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Fair value less costs to sell represents the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing third parties, less costs of disposal. Value in use represents the present value of future cash flows expected to be derived from a cash generating unit, discounted using a pre-tax discount rate that reflects current market assessments of the cost of capital of the cash generating unit or asset.

The discount rate used is based on the group's cost of capital adjusted for the risk profiles of individual businesses.

Goodwill is tested for impairment annually. Impairment reviews are also carried out if there is an indication that an impairment may have occurred, or, where otherwise required, to ensure that non current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement.

n) Investments

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as available for sale are measured at fair value, with gains or losses recognised in equity. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in equity is taken to the income statement. Where there is no active market in the investments and the fair value cannot be measured reliably, the investments are held at cost.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the income statement.

o) Financial instruments

(i) Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date, with gains or losses being recognised in gains/losses on financial instruments in the income statement (see below).

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

(ii) Derivative financial instruments and hedging activities

The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value at the balance sheet date. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end. Net interest receivable or payable in respect of derivative financial instruments is included in finance income or finance costs.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to gains/losses on financial instruments in the income statement where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion in gains/losses on financial instruments in the income statement. The gains or losses deferred in equity in this way are recycled through gains/losses on financial instruments in the income statement in the same period in which the hedged underlying transaction or firm commitment is recognised in the income statement.

Where forward currency contracts and foreign currency borrowings are used to hedge net investments in foreign currency denominated operations, to the extent that they are designated and effective as net investment hedges, they are matched in equity against changes in value of the related assets. Any ineffectiveness is taken to gains/losses on financial instruments in the income statement.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs, or transferred to gains/losses on financial instruments in the income statement if the forecast transaction is no longer expected to occur.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to gains/losses on financial instruments in the income statement in the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with gains and losses reported in gains/losses on financial instruments in the income statement.

p) Inventory

Inventory and work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials, transport and attributable overheads.

q) Trade receivables

Trade receivables are measured at fair value on initial recognition and are subsequently measured at amortised cost using the effective interest rate method unless there is objective evidence that the asset is impaired, where it is written down to its recoverable amount and the irrecoverable amount is recognised as an expense.

Trade receivables that are assessed not to be impaired individually are assessed collectively for impairment by reference to the group's historical collection experience for receivables of similar age.

r) Trade payables

Trade payables are initially measured at fair value and are subsequently measured at amortised cost, using the effective interest rate method.

2 Accounting policies continued

s) Retirement benefits

The group operates both defined benefit and defined contribution pension schemes.

The difference between the value of defined benefit pension scheme assets and defined benefit pension scheme liabilities is recorded on the balance sheet as a retirement benefit asset or obligation.

Defined benefit pension scheme assets are measured using bid price. Defined benefit pension scheme liabilities are measured at the balance sheet date by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. Service cost, which is the increase in the present value of the liabilities of the group's defined benefit pension schemes expected to arise from employee service in the period, is included in operating costs. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are charged to the income statement in the period in which they fall due.

t) Provisions

Provisions are recognised where

- there is a present obligation as a result of a past event;
- it is probable that there will be an outflow of economic benefits to settle this obligation; and
- a reliable estimate of this amount can be made.

Insurance provisions are recognised for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's independent insurance advisers.

Provisions are discounted to present value using a pre-tax discount rate that reflects the risks specific to the liability where the effect is material.

u) Purchase of own shares

The group balance sheet includes the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) and which have not vested unconditionally by the balance sheet date. These are shown as a deduction from shareholders' funds until such time as they vest.

v) Share based payments

The group operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions. The number of awards that are expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non market condition.

w) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition and include cash and bank balances and investments in liquid funds. Cash and cash equivalents also include overdrafts repayable on demand.

x) Foreign currency

The results of overseas subsidiary and associated undertakings are translated into sterling, the presentational currency of the group, using average rates of exchange ruling during the year.

The net investments in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year end. Exchange differences thus arising are treated as movements in equity. On disposal of a foreign currency denominated subsidiary, the deferred cumulative amount recognised in equity since 1 April 2004 relating to that entity is recognised in the income statement under the transitional rule of IFRS 1.

Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in equity to the extent that the hedge is effective (see note 2 o).

All other foreign currency denominated assets and liabilities of the company and its subsidiary undertakings are translated into the relevant functional currency at the rates of exchange ruling at the year end. Any exchange differences so arising are dealt with through the income statement. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the income statement.

y) Discontinued operations and assets held for sale

Where an asset or group of assets (a disposal group) is available for immediate sale and the sale is highly probable and expected to occur within one year then the disposal group is deemed as held for sale. The disposal group is measured at the lower of the carrying amount and fair value less costs to sell.

Where a group of assets which comprises operations that can be clearly distinguished operationally and for financial reporting purposes from the rest of the group (a component) has been disposed of or classified as held for sale, and it

- represents a separate major line of business or geographical area of operations; or
- is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale

then the component is classified as a discontinued operation.

Non current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation is not charged on such assets.

3 New accounting policies and future requirements

The group has adopted IFRIC 12 'Service Concession Arrangements' in the current year. The interpretation draws a distinction between two types of service concession arrangements; those where the operator receives a financial asset, specifically an unconditional contractual right to receive cash or another financial asset from a government body in return for constructing or upgrading a public sector asset; and those where the operator receives an intangible asset, the right to charge for the use of the public sector asset that it constructs or upgrades. The interpretation is applicable to the group's contracts with the UK Ministry of Defence but did not result in any material change to the group's accounting for such contracts.

3 New accounting policies and future requirements continued

Two further interpretations issued by the International Financial Reporting Committee are effective for the current period. These are IFRIC 13 'Customer loyalty programmes' and IFRIC 14 'IAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction'. The adoption of these interpretations has not led to any changes in the group's accounting policies.

The following statements have been issued by the International Accounting Standards Board and are likely to affect future financial statements.

International Financial Reporting Standard 8 'Operating Segments' (IFRS 8) was issued in November 2006 and is required to be implemented by Severn Trent from 1 April 2009. The standard requires identification of operating segments based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and assess its performance. The impact of the standard on Severn Trent's financial statements is not expected to be significant since the group's segmental reporting already closely reflects reports regularly reviewed by the Chief Executive and the board.

IAS 23 (revised) was issued in March 2007 and is required to be implemented by Severn Trent from 1 April 2009. The revision to the standard removes the option of immediately recognising as an expense, borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for use or sale. Such costs are therefore required to be capitalised as part of the cost of the asset. The revised standard will require Severn Trent to change its existing policy and is likely to result in a proportion of borrowing costs that are currently expensed being capitalised in property plant and equipment or intangible assets. The costs will then be amortised over the expected useful lives of the relevant assets.

IAS 1 (revised) was issued in September 2007 and is required to be implemented by Severn Trent from 1 April 2009. The revision is aimed at improving users' ability to analyse and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. Since Severn Trent already presents a statement of recognised income and expense, the changes will have no significant impact on the group financial statements.

IAS 27 (revised) was issued in January 2008 and is required to be implemented by Severn Trent from 1 April 2010. The revised standard requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. The standard also specifies the accounting when control is lost. Severn Trent has had no transactions in the current or prior year that would have been impacted by the revised standard.

IFRS 3 (revised) was issued in January 2008 and is required to be implemented by Severn Trent from 1 April 2010. The standard continues to apply the acquisition method to business combinations, with some significant changes. Severn Trent has had no transactions in the current or prior year that would have been impacted by the revised standard.

The directors assess that the other standards and interpretations issued but not yet effective are not applicable to the group.

4 Significant accounting judgments and key sources of estimation uncertainty

In the process of applying the group's accounting policies, the group is required to make certain judgments, estimates and assumptions that it believes are reasonable based on the information available.

The more significant judgments were:

i) Tax provisions

Assessing the outcome of uncertain tax positions requires judgments to be made regarding the result of negotiations with and enquiries from tax authorities in a number of jurisdictions. The assessments made are based on advice from independent tax advisers and the status of ongoing discussions with the relevant tax authorities.

ii) Provisions for other liabilities and charges

Assessing the financial outcome of uncertain commercial and legal positions requires judgments to be made regarding the relative merits of each party's case and the extent to which any claim against the group is likely to be successful. The assessments made are based on advice from the group's internal counsel and, where appropriate, independent legal advice.

The key accounting estimates were:

i) Goodwill impairment

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units (CGU) to which goodwill has been allocated. The value in use calculation requires the group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. Details of the assumptions used are set out in note 17 to the financial statements.

ii) Depreciation and carrying amounts of property, plant and equipment

Calculating the depreciation charge and hence the carrying value for property, plant and equipment requires estimates to be made of the useful lives of the assets. The estimates are based on engineering data and the group's experience of similar assets. Details are set out in note 2 j).

iii) Retirement benefit obligations

Determining the amount of the group's retirement benefit obligations and the net costs of providing such benefits requires assumptions to be made concerning long term interest rates, inflation, salary and pension increases, investment returns and longevity of current and future pensioners. Changes in these assumptions could significantly impact the amount of the obligations or the cost of providing such benefits. The group makes assumptions concerning these matters with the assistance of advice from independent qualified actuaries. Details of the assumptions made are set out in note 29 to the financial statements.

iv) Unbilled revenue

Severn Trent Water raises bills and recognises revenue in accordance with its right to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and waste water customers with water meters, the amount recognised is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter read and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing to the end of the financial year. The estimated usage is based on historical data, judgment and assumptions.

v) Provision for impairment of trade receivables

Provisions are made against Severn Trent Water's trade receivables based on historical experience of levels of recovery from accounts in a particular ageing category. The actual amounts collected could differ from the estimated level of recovery which could impact operating results.

5 Segmental analysis

The group is organised into two main business segments:

Severn Trent Water (formerly Water and Sewerage)
Provides water and sewerage services to domestic and commercial customers in England and Wales.

Severn Trent Services (formerly Water Technologies and Services)
Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe.

The group is also organised into geographical regions, UK, US and Europe. Geographical information is classified by the location of the principal operations of each business unit.

a) Primary reporting format – business segment

2009	Severn Trent Water £m	Severn Trent Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,323.5	318.7	–	–	1,642.2
Inter segment sales	1.4	20.6	4.7	(26.7)	–
Total sales	1,324.9	339.3	4.7	(26.7)	1,642.2
Profit before interest, tax and exceptional items	456.0	30.5	(16.4)	(0.2)	469.9
Exceptional items (note 8)	(19.4)	(0.7)	1.2	–	(18.9)
Profit before interest and tax	436.6	29.8	(15.2)	(0.2)	451.0
Share of results of associates and joint ventures	0.1	(0.1)	–	–	–
Segment result	436.7	29.7	(15.2)	(0.2)	451.0
Total net finance costs and net gains/(losses) on financial instruments					(283.4)
Profit before tax					167.6
Tax					(223.6)
Loss from continuing operations					(56.0)
Profit from discontinued operations (note 14)					–
Loss for the period					(56.0)

2008	Severn Trent Water £m	Severn Trent Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,263.0	289.4	–	–	1,552.4
Inter segment sales	2.3	23.6	5.2	(31.1)	–
Total sales	1,265.3	313.0	5.2	(31.1)	1,552.4
Profit before interest, tax and exceptional items	456.4	26.6	(11.2)	(2.3)	469.5
Exceptional items (note 8)	(63.3)	(4.5)	(1.0)	–	(68.8)
Profit before interest and tax	393.1	22.1	(12.2)	(2.3)	400.7
Share of results of associates and joint ventures	–	0.1	–	–	0.1
Segment result	393.1	22.2	(12.2)	(2.3)	400.8
Total net finance costs and net gains/(losses) on financial instruments					(208.4)
Profit before tax					192.4
Tax					18.2
Profit from continuing operations					210.6
Profit from discontinued operations (note 14)					0.8
Profit for the period					211.4

5 Segmental analysis continued

a) Primary reporting format – business segment continued

Other segment items are;

2009	Severn Trent Water £m	Severn Trent Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
Capital expenditure	501.7	8.0	0.5	(2.2)	508.0
Depreciation and amortisation	242.9	7.4	–	(2.4)	247.9

2008	Severn Trent Water £m	Severn Trent Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
Capital expenditure	445.7	7.6	0.4	(4.4)	449.3
Depreciation and amortisation	227.2	6.6	0.1	(2.1)	231.8

The segment assets and liabilities are as follows:

2009	Severn Trent Water £m	Severn Trent Services £m	Unallocated Corporate and Other £m	Eliminations £m	Consolidated £m
Assets					
Segment assets	6,537.4	322.4	710.3	(19.6)	7,550.5
Interests in associates and joint ventures	0.2	4.8	–	–	5.0
Group total assets	6,537.6	327.2	710.3	(19.6)	7,555.5
Liabilities					
Segment liabilities	(797.2)	(95.7)	(5,710.9)	0.2	(6,603.6)

2008	Severn Trent Water £m	Severn Trent Services £m	Unallocated Corporate and Other £m	Eliminations £m	Consolidated £m
Assets					
Segment assets	6,579.3	256.7	241.9	(19.3)	7,058.6
Interests in associates and joint ventures	–	4.2	–	–	4.2
Group total assets	6,579.3	260.9	241.9	(19.3)	7,062.8
Liabilities					
Segment liabilities	(705.6)	(89.3)	(5,062.7)	–	(5,857.6)

Segment assets comprise goodwill and other intangible assets, property plant and equipment, inventories, derivatives designated as hedges for future transactions, receivables and operating cash. Deferred taxation, investments and derivatives designated as hedges of borrowings are all included in unallocated corporate assets.

Segment liabilities comprise operating liabilities. Taxation and corporate borrowings and related hedging derivatives are all included in unallocated corporate liabilities.

5 Segmental analysis continued

Restatement of prior year analysis

With effect from 1st April 2008 Severn Trent Retail Services Limited and its subsidiary company Complete Credit Management Limited (together STRS) were transferred from the Severn Trent Water segment to the Severn Trent Services segment. The comparative information has been restated to reflect this revised classification as follows:

	Severn Trent Water £m	Severn Trent Services £m
Sales		
External sales as originally stated	1,278.0	274.4
Transfer STRS group external sales	(15.0)	15.0
Restated external sales	1,263.0	289.4
Inter segment sales as originally stated	1.2	22.9
Reanalysis of inter segment sales following transfer	1.1	0.7
Restated inter segment sales	2.3	23.6
Total sales as originally stated	1,279.2	297.3
Transfer STRS group external sales	(15.0)	15.0
Reanalysis of inter segment sales following transfer	1.1	0.7
Restated total sales	1,265.3	313.0
Profit before interest, tax and exceptional items		
Profit before interest, tax and exceptional items as originally stated	462.3	20.7
Transfer STRS group	(5.9)	5.9
Restated profit before interest, tax and exceptional items	456.4	26.6
Capital expenditure		
Capital expenditure as originally stated	446.3	7.0
Transfer STRS group	(0.6)	0.6
Restated capital expenditure	445.7	7.6
Depreciation and amortisation		
Depreciation and amortisation as originally stated	227.5	6.3
Transfer STRS group	(0.3)	0.3
Restated depreciation and amortisation	227.2	6.6
Assets		
Segment assets as originally stated	6,590.1	245.9
Transfer STRS group	(10.8)	10.8
Segment assets restated	6,579.3	256.7
Interest in associates and joint ventures as originally stated	0.2	4.0
Transfer STRS group	(0.2)	0.2
Interest in associates and joint ventures as restated	–	4.2
Group total assets as originally stated	6,590.3	249.9
Transfer STRS group	(11.0)	11.0
Group total assets as restated	6,579.3	260.9
Segment liabilities as originally stated	(708.8)	(86.1)
Transfer STRS group	3.2	(3.2)
Segment liabilities as restated	(705.6)	(89.3)

5 Segmental analysis continued

b) Secondary reporting format – geographical segments

The group's turnover analysed by geographical market (by destination) was as follows:

	2009 £m	2008 £m
Turnover		
UK	**1,406.6**	1,355.0
US	**142.6**	109.9
Europe	**42.7**	42.5
Other	**50.3**	45.0
	1,642.2	1,552.4

The carrying amount of the group's assets and additions to property plant and equipment analysed by the geographical area in which the assets are located was as follows:

	Total assets – based on location		Capital expenditure	
	2009 £m	2008 £m	2009 £m	2008 £m
UK	**7,330.1**	6,898.1	**503.5**	444.7
US	**157.8**	111.9	**4.2**	4.2
Europe	**65.7**	52.3	**0.2**	0.4
Other	**1.9**	0.5	**0.1**	–
	7,555.5	7,062.8	**508.0**	449.3

6 Revenue

	2009 £m	2008 £m
Water and sewerage services	**1,317.6**	1,279.2
Other services	**227.2**	205.7
Sales of goods	**76.2**	50.1
Revenue from long term contracts	**48.0**	46.7
Eliminations	**(26.8)**	(29.3)
Total turnover	**1,642.2**	1,552.4
Interest receivable (note 10)	**36.4**	23.7
Total revenue	**1,678.6**	1,576.1

7 Operating costs

	2009			2008		
	Before exceptional costs £m	**Exceptional costs £m**	**Total £m**	Before exceptional costs £m	Exceptional costs £m	Total £m
Wages and salaries	**257.4**	**1.4**	**258.8**	234.6	8.1	242.7
Social security costs	**19.8**	**0.1**	**19.9**	18.3	0.1	18.4
Pension costs	**28.9**	**–**	**28.9**	33.0		33.0
Share based payments	**5.3**	**–**	**5.3**	4.0	–	4.0
Total employee costs	**311.4**	**1.5**	**312.9**	289.9	8.2	298.1
Power	**56.3**	**–**	**56.3**	42.0	0.2	42.2
Raw materials and consumables	**128.7**	**0.9**	**129.6**	112.6	6.4	119.0
Rates	**59.2**	**–**	**59.2**	60.1	–	60.1
Charge for bad and doubtful debts	**26.8**	**5.1**	**31.9**	22.7	–	22.7
Service charges	**30.0**	**–**	**30.0**	28.6	–	28.6
Depreciation of property, plant and equipment	**223.7**	**–**	**223.7**	204.5	–	204.5
Amortisation of intangible fixed assets	**24.2**	**–**	**24.2**	27.3	–	27.3
Hired and contracted services	**142.8**	**2.6**	**145.4**	151.8	14.2	166.0
Operating lease rentals						
– land and buildings	**4.0**	**–**	**4.0**	4.5	–	4.5
– other	**1.6**	**–**	**1.6**	1.6	–	1.6
Hire of plant and machinery	**7.1**	**–**	**7.1**	6.1	1.2	7.3
Research and development expenditure	**5.6**	**–**	**5.6**	4.9	–	4.9
Profit on disposal of fixed assets	**(3.9)**	**–**	**(3.9)**	(1.7)	–	(1.7)
Foreign exchange gains	**(0.3)**	**–**	**(0.3)**	0.1	–	0.1
Water and sewerage infrastructure maintenance expenditure	**130.1**	**–**	**130.1**	111.2	–	111.2
Other operating costs	**105.7**	**8.8**	**114.5**	96.2	38.6	134.8
	1,253.0	**18.9**	**1,271.9**	1,162.4	68.8	1,231.2
Release from deferred income	**(5.3)**	**–**	**(5.3)**	(5.1)	–	(5.1)
Own work capitalised	**(75.4)**	**–**	**(75.4)**	(74.4)	–	(74.4)
Total operating costs	**1,172.3**	**18.9**	**1,191.2**	1,082.9	68.8	1,151.7

Further details of exceptional costs are given in note 8. The pension costs shown above include current and past service costs. Other pension costs (interest costs, expected returns on assets and actuarial gains and losses) are included in finance costs and the statement of recognised income and expense.

During the year the following fees were charged by the auditors in respect of continuing and discontinued activities:

	2009 £m	2008 £m
Fees payable to the company's auditors for:		
The audit of the company's annual accounts	**0.1**	0.2
The audit of the company's subsidiaries pursuant to legislation	**0.4**	0.3
Audit fees payable to associates of the company's auditors	**0.1**	0.1
Total audit fees	**0.6**	0.6
Fees payable to the company's auditors and their associates for other services to the group		
– Other services pursuant to legislation	**0.3**	0.2
– Corporate finance	**0.1**	0.1
Total non audit fees	**0.4**	0.3

Details of directors' remuneration are set out in the Directors' remuneration report on pages 40 to 53.

8 Exceptional items

	2009 £m	2008 £m
Severn Trent Water restructuring programme	13.7	13.9
Corporate restructuring programme	–	1.0
Severn Trent Services write down of meters business assets	2.1	–
Corporate and other release of disposal provisions made in previous periods	(1.2)	–
Exceptional restructuring costs and termination of operations	14.6	14.9
Flood costs	13.1	29.6
Insurance recoverable	(14.6)	(16.0)
Severn Trent Water flood costs	(1.5)	13.6
Fine and costs relating to leakage reporting	2.2	–
Contribution to charitable trust	5.0	–
Penalty relating to customer service data and Guaranteed Standards of Service	–	35.8
Severn Trent Water fines and penalties	7.2	35.8
Severn Trent Services provision for third party legal costs	(1.4)	4.5
Total exceptional items	18.9	68.8

9 Employee numbers

Average number of employees (including executive directors) during the year:

	2009 Number	2008 Number
By type of business:		
Severn Trent Water	5,624	5,696
Severn Trent Services	3,120	2,985
Other Businesses and Corporate	24	26
	8,768	8,707

10 Finance income

	2009 £m	2008 £m
Interest revenue earned on:		
Bank deposits	32.0	17.3
Other financial income	4.4	6.4
Total interest revenue	36.4	23.7
Expected return on defined benefit scheme assets	89.8	93.4
Total finance income	126.2	117.1

All interest revenue relates to loans and receivables.

11 Finance costs

	2009 £m	2008 £m
Interest on bank loans and overdrafts	**13.0**	13.6
Interest on other loans	**191.7**	177.5
Interest on finance leases	**16.3**	20.6
Total borrowing costs	**221.0**	211.7
Other financial expenses	**9.7**	2.2
Interest cost on defined benefit scheme obligations	**91.9**	80.6
Total finance costs	**322.6**	294.5

12 (Losses)/gains on financial instruments

	2009 £m	2008 £m
Gain on derivatives in a designated fair value hedge accounting relationship	**221.1**	93.8
Loss arising on adjustment for the hedged item in a designated fair value hedging relationship	**(222.7)**	(95.9)
Fair value loss on cash flow hedges transferred from equity	**(4.9)**	(4.6)
Loss arising on revaluation of derivatives not in a designated hedge accounting relationship	**(80.5)**	(24.3)
	(87.0)	(31.0)

13 Taxation

a) Analysis of tax charge/(credit) in the year

	2009 £m	2008 £m
Current tax		
Continuing operations		
Current year at 28% (2008: 30%)	**65.0**	68.7
Prior year at 28% (2008: 30%)	**(12.9)**	(12.5)
Total current tax	**52.1**	56.2
Deferred tax		
Continuing operations		
Origination and reversal of temporary differences – current year	**(23.3)**	(2.4)
Origination and reversal of temporary differences – prior year	**9.2**	(17.3)
Exceptional deferred tax charge/(credit)	**185.6**	(54.7)
Total deferred tax	**171.5**	(74.4)
Total tax charge/(credit)	**223.6**	(18.2)

The Finance Act 2008 includes legislation which will prevent the group claiming industrial building allowances on affected assets after 2011. This change is being introduced by reducing the rate of allowances that may be claimed from 1 April 2008 to 31 March 2011 at which point the allowances will be removed. The removal of these allowances has resulted in an exceptional deferred tax charge of £185.6 million in the period.

The Finance Act 2007 implemented a reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008. The impact of this rate reduction on the deferred tax provision was reflected in the prior year and resulted in deferred tax credits of £54.7 million in the profit and loss account and £5.4 million in reserves.

13 Taxation continued

b) Factors affecting the tax charge/(credit) in the year

The tax expense for the current year is higher (2008: lower) than the standard rate of corporation tax in the UK, 28% (2008: 30%). The differences are explained below:

	2009 £m	2008 £m
Profit on ordinary activities before tax:		
Continuing operations	**167.6**	192.4
Discontinued operations	**–**	0.8
	167.6	193.2
Tax at the standard rate of corporation tax in the UK 28% (2008: 30%)	**46.9**	58.0
Tax effect of share of results of associates and joint ventures	**–**	0.1
Tax effect of (income not taxable)/expenditure not deductible in determining taxable profit	**(5.9)**	8.7
Effect of different rates of tax in overseas jurisdictions	**0.7**	(0.5)
Adjustments in respect of prior years	**(3.7)**	(29.8)
Exceptional deferred tax	**185.6**	(54.7)
Total tax charge/(credit)	**223.6**	(18.2)

In 2008 the adjustments in respect of prior years arose as a result of agreeing open computations with the relevant tax authorities and the reduction of tax rate for deferred tax from 30% to 28%.

c) Tax credited directly to equity

In addition to the amount charged/(credited) to the income statement, the following amounts of tax have been credited directly to equity.

	2009 £m	2008 £m
Current tax		
Tax on share based payments	**(1.3)**	(2.7)
Tax on pension contributions in excess of profit and loss charge	**(3.8)**	–
Tax on exchange differences on foreign currency hedging	**(2.5)**	(4.1)
Total current tax credited directly to equity	**(7.6)**	(6.8)
Deferred tax		
Tax on actuarial gains/losses	**(30.0)**	(7.8)
Tax on cash flow hedging	**(0.9)**	0.6
Tax on share based payments	**3.3**	4.1
Effect of change of tax rate	**–**	(5.4)
Total deferred tax credited directly to equity	**(27.6)**	(8.5)

14 Discontinued operations and disposal groups

There were no transactions during the year that resulted in operations being classified as discontinued. In the previous year, the profit from discontinued operations in the year arose from the settlement of outstanding matters relating to the disposal of the US business, Severn Trent Laboratories Inc.

a) Profit from discontinued operations

	2009 £m	2008 £m
Profit after tax	**–**	–
Exceptional net gain on disposal of discontinued operations	**–**	0.8
Attributable tax expense	**–**	–
Net profit attributable to discontinued operations	**–**	0.8

14 Discontinued operations and disposal groups continued

b) Cash flows from discontinued operations

	2009 £m	2008 £m
Net cash flows from operating activities	–	–
Net cash flows from investing activities	–	3.1
Net cash flows from financing activities	–	–
	–	3.1

c) Earnings per share from discontinued operations

	2009			2008		
	Earnings £m	Weighted average number of shares m	Per share amount pence	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share from discontinued operations	–	**234.9**	–	0.8	233.6	0.3
Diluted earnings per share from discontinued operations	–	**235.6**	–	0.8	235.3	0.3

d) Disposal groups

On 27 February 2009 the group entered into an agreement to sell its meters business. The agreement was subject to Office of Fair Trading approval which was received on 8 May 2009 and the transaction was completed. Accordingly the assets and liabilities of the meters business, which are summarised below, were classified as held for sale at 31 March 2009.

	£m
Intangible assets	0.2
Property, plant and equipment	0.8
Inventory	1.8
Trade and other receivables	1.8
Assets held for sale	4.6
Liabilities directly associated with assets held for sale	
Trade and other payables	(0.4)

15 Dividends

Amounts recognised as distributions to equity holders in the period:

	2009		2008	
	Pence per share	£m	Pence per share	£m
Final dividend for the year ended 31 March 2008 (2007)	**41.29**	**97.0**	38.68	90.4
Interim dividend for the year ended 31 March 2009 (2008)	**26.29**	**61.8**	24.34	56.9
	67.58	**158.8**	63.02	147.3
Proposed final dividend for the year ended 31 March 2009	**41.05**	**96.5**		

The proposed final dividend is subject to approval by shareholders at the AGM and has not been included as a liability in these financial statements.

16 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from continuing operations attributable to the equity holders of the company.

The calculation of basic and diluted earnings per share is based on the following data:

Earnings

	2009 £m	2008 £m
Earnings for the purpose of basic and diluted earnings per share from continuing and discontinued operations being:		
(Loss)/profit for the period attributable to the equity holders of the company	**(57.8)**	209.5
Adjustment to exclude:		
Profit for the period from discontinued operations	**–**	(0.8)
Earnings for the purpose of basic and diluted earnings per share from continuing operations	**(57.8)**	208.7

Number of shares

	2009 m	2008 m
Weighted average number of ordinary shares for the purpose of basic earnings per share	**234.9**	233.6
Effect of dilutive potential ordinary shares:		
Share options and LTIPs	**0.7**	1.7
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**235.6**	235.3

Adjusted earnings per share

	2009 Pence	2008 Pence
Adjusted basic earnings per share	**92.7**	97.8
Adjusted diluted earnings per share	**92.4**	97.1

Adjusted earnings per share figures are presented for continuing operations. These exclude the effects of deferred tax, gains/losses on financial instruments and exceptional items in both 2009 and 2008. The directors consider that the adjusted figures provide a useful additional indicator of performance. The denominators used in the calculations of adjusted basic and diluted earnings per share are the same as those used in the unadjusted figures set out above.

The adjustments to earnings are as follows:

Adjustments to earnings

	2009 £m	2008 £m
Earnings for the purpose of basic and diluted earnings per share from continuing operations	**(57.8)**	208.7
Adjustments for:		
Exceptional items	**18.9**	68.8
Current tax related to exceptional items at 28% (30%)	**(1.8)**	(5.6)
Losses on financial instruments	**87.0**	31.0
Deferred tax	**171.5**	(74.4)
Earnings for the purpose of adjusted basic and diluted earnings per share	**217.8**	228.5

17 Goodwill

	2009 £m	2008 £m
Cost and net book value		
At 1 April	**50.2**	49.1
Additions	**–**	0.4
Exchange adjustments	**13.1**	0.7
At 31 March	**63.3**	50.2

Goodwill impairment tests

Goodwill is allocated to the group's cash generating units (CGUs) identified according to country of operation and business segment.

A summary of the goodwill allocation by CGU is presented below:

	2009 £m	2008 £m
Severn Trent Services		
Water Purification US	**29.4**	21.2
Contract Operations US	**13.1**	9.5
UK Services	**0.2**	0.2
UK Laboratories	**12.0**	12.0
Services Italy	**8.6**	7.3
	63.3	50.2

The recoverable amount of a CGU is determined using value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumption underlying these budgets is the revenue growth. Assumptions are determined by management of each CGU based on past experience, current market trends and expectations of future developments.

Cash flows beyond the five year period are extrapolated using an estimated nominal growth rate stated below. The growth rate does not exceed the long term average growth rate for the economy in which the CGU operates. The assumptions used in relation to growth rates beyond the five year period and discount rates were:

	Nominal growth rate		Discount rate	
	2009 %	2008 %	2009 %	2008 %
Water Purification US	**3.0**	3.0	**8.7**	11.5
Contract Operations US	**3.0**	3.0	**9.2**	11.5
UK Services	**3.0**	3.0	**9.5**	11.5
UK Laboratories	**3.0**	3.0	**9.5**	11.5
Services Italy	**3.0**	3.0	**11.7**	11.5

The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the CGU.

Changes in the growth rate outside the five year period or in the discount rate applied to the cash flows could cause the CGUs' carrying amounts to exceed their recoverable amounts. The amount by which the recoverable amount of each CGU exceeded its carrying value and the amount by which the growth rate or discount rate would have to change in order to reduce the recoverable amount of the CGU to its carrying value is set out below.

	Surplus of recoverable amount over carrying amount £m	Change required for recoverable amount to equal carrying amount	
		Growth rate Percentage points	Discount rate Percentage points
Water Purification US	167.4	(28.4)	12.5
Contract Operations US	30.6	(6.6)	4.4
UK Services	18.6	(79.7)	19.0
UK Laboratories	11.5	(4.2)	2.8
Services Italy	2.7	(1.1)	0.8

18 Intangible assets

	Computer software		Other	
	Internally generated £m	Purchased £m	Internally generated £m	Total £m
Cost				
At 1 April 2007	92.0	129.0	16.8	237.8
Additions	8.0	22.5	2.6	33.1
Disposals	–	(6.5)	(0.2)	(6.7)
Exchange adjustments	(0.4)	0.3	0.6	0.5
At 1 April 2008	99.6	145.3	19.8	264.7
Additions	12.6	20.8	0.7	34.1
Disposals	(8.0)	(14.9)	–	(22.9)
Transfers	–	2.9	(2.9)	–
Transfers to assets held for sale	–	–	(0.5)	(0.5)
Exchange adjustments	0.1	0.8	1.6	2.5
At 31 March 2009	**104.3**	**154.9**	**18.7**	**277.9**
Amortisation				
At 1 April 2007	(51.5)	(75.0)	(10.1)	(136.6)
Amortisation for year	(10.4)	(15.7)	(1.2)	(27.3)
Disposals	–	6.5	0.2	6.7
Exchange adjustments	–	(0.2)	(0.1)	(0.3)
At 1 April 2008	(61.9)	(84.4)	(11.2)	(157.5)
Amortisation for year	(8.4)	(14.6)	(1.2)	(24.2)
Disposals	8.0	16.3	1.0	25.3
Transfers	–	(1.3)	1.3	–
Transfers to assets held for sale	–	–	0.3	0.3
Exchange adjustments	0.3	(0.1)	(0.7)	(0.5)
At 31 March 2009	**(62.0)**	**(84.1)**	**(10.5)**	**(156.6)**
Net book value				
At 31 March 2009	**42.3**	**70.8**	**8.2**	**121.3**
At 31 March 2008	37.7	60.9	8.6	107.2

Other assets primarily comprise capitalised development costs and patents.

19 Property, plant and equipment

	Land and buildings £m	Infrastructure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Cost					
At 1 April 2007	2,062.6	3,786.5	2,507.4	58.2	8,414.7
Additions	129.3	94.2	188.1	4.6	416.2
Disposals	(4.0)	–	(11.3)	(4.9)	(20.2)
Transfers	0.2	–	(0.3)	0.1	–
Exchange adjustments	(0.1)	–	1.6	(1.0)	0.5
At 1 April 2008	2,188.0	3,880.7	2,685.5	57.0	8,811.2
Additions	146.1	61.5	257.0	9.3	473.9
Disposals	(5.4)	–	(45.3)	(9.5)	(60.2)
Transfers to assets held for sale	(0.3)	–	(3.3)	–	(3.6)
Exchange adjustments	1.6	–	8.2	3.6	13.4
At 31 March 2009	**2,330.0**	**3,942.2**	**2,902.1**	**60.4**	**9,234.7**
Depreciation					
At 1 April 2007	(643.2)	(998.2)	(1,228.0)	(24.2)	(2,893.6)
Charge for year	(42.9)	(22.1)	(132.0)	(7.5)	(204.5)
Disposals	4.0	–	10.9	3.6	18.5
Exchange adjustments	–	–	0.1	(0.5)	(0.4)
At 1 April 2008	(682.1)	(1,020.3)	(1,349.0)	(28.6)	(3,080.0)
Charge for year	(48.6)	(19.9)	(147.7)	(7.5)	(223.7)
Disposals	5.5	–	42.0	7.4	54.9
Transfers to assets held for sale	0.3	–	2.5	–	2.8
Exchange adjustments	(0.9)	–	(5.3)	(2.4)	(8.6)
At 31 March 2009	**(725.8)**	**(1,040.2)**	**(1,457.5)**	**(31.1)**	**(3,254.6)**
Net book value					
At 31 March 2009	**1,604.2**	**2,902.0**	**1,444.6**	**29.3**	**5,980.1**
At 31 March 2008	1,505.9	2,860.4	1,336.5	28.4	5,731.2

The carrying amount of property plant and equipment includes the following amounts in respect of assets held under finance leases:

	Land and Buildings £m	Infrastructure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Net book value					
At 31 March 2009	**–**	**122.1**	**140.9**	**–**	**263.0**
At 31 March 2008	–	123.1	162.7	–	285.8

Plant and equipment includes £571.8 million (2008: £388.3 million) in respect of assets in the course of construction for which no depreciation is charged.

20 Interests in joint ventures

	2009 £m	2008 £m
Group's share of:		
Long term assets	–	0.1
Current assets	**2.0**	0.4
Current liabilities	**(1.7)**	(0.5)
Amounts due from joint ventures	–	0.1
	0.3	0.1
Group's share of:		
Turnover	**1.6**	0.6
Operating costs	**(1.6)**	(0.6)
Profit before tax	–	–
Tax	–	–
Profit after tax	–	–

The joint ventures have no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interests in the joint ventures. The group has no capital commitments in relation to its interests in the joint ventures.

Particulars of the group's principal joint venture undertakings at 31 March 2009 are:

Name	Country of Incorporation	Proportion of ownership	Proportion of voting power
Cognica Limited	Great Britain	50%	50%
Jackson Water Partnership	USA	70%	See below

The partnership agreement for the Jackson Water Partnership requires that certain key decisions require the unanimous consent of the partners and consequently the partnership has been accounted for as a joint venture.

21 Interests in associates

	2009 £m	2008 £m
At 1 April	**4.1**	3.4
Share of profits	–	0.1
Other movements	**0.7**	0.6
At 31 March	**4.8**	4.1
Group's share of:		
Total assets	**26.4**	19.4
Total liabilities	**(21.6)**	(15.3)
	4.8	4.1
Turnover	**7.0**	5.5
Profit before tax	–	0.3

The associate company has no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interest in the associate. The group has no capital commitments in relation to its interests in the associate.

The principal associate at 31 March 2009 was:

	Equity interest	Percentage of share capital held	Nature of business
S.I.I. Società Consortile per Azioni	15,312,000 of €1	25%	Water and sewerage

The country of incorporation and main operation is Italy.

22 Financial instruments

(a) Capital management

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability. The group is funded using a mixture of equity and debt (including fixed rate, index linked and floating rate).

At 31 March 2009 the group's equity and debt capital comprised the following:

	2009 £m	2008 £m
Cash and short term deposits	**(648.1)**	(654.4)
Bank overdrafts	**–**	1.0
Bank loans	**789.8**	742.7
Other loans	**3,310.9**	2,958.1
Obligations under finance leases	**344.4**	385.4
Net debt	**3,797.0**	3,432.8
Equity attributable to the company's equity shareholders	**946.1**	1,201.0
Total capital	**4,743.1**	4,633.8

(b) Categories of financial assets

	2009 £m	2008 £m
Fair value through profit and loss		
Derivatives that do not qualify for hedge accounting		
Cross currency swaps	**–**	–
Interest rate swaps	**18.1**	3.7
	18.1	3.7
Derivatives that are designated and effective as hedging instruments carried at fair value		
Cross currency swaps	**237.1**	52.8
Interest rate swaps	**–**	0.1
	237.1	52.9
Available for sale investments carried at fair value		
Unquoted shares	**0.1**	0.1
Loans and receivables (including cash and cash equivalents)		
Trade receivables	**201.1**	199.4
Short term deposits	**586.5**	608.4
Cash at bank in hand	**61.6**	46.0
	849.2	853.8
Total financial assets	**1,104.5**	910.5
Disclosed in the balance sheet as:		
Non current assets		
Derivative financial instruments	**225.4**	51.3
Available for sale financial assets	**0.1**	0.1
	225.5	51.4
Current assets		
Derivative financial instruments	**29.8**	5.3
Cash and cash equivalents	**648.1**	654.4
Trade and other receivables (note 24)	**201.1**	199.4
	879.0	859.1
	1,104.5	910.5

22 Financial instruments continued

(c) Categories of financial liabilities

	2009 £m	2008 £m
Fair value through profit and loss		
Derivatives that do not qualify for hedge accounting		
Interest rate swaps	**(162.0)**	(67.8)
Foreign exchange forward contracts	**(0.4)**	–
	(162.4)	(67.8)
Derivatives that are designated and effective as hedging instruments carried at fair value		
Cross currency swaps	**–**	(13.2)
Interest rate swaps	**(9.6)**	(1.7)
	(9.6)	(14.9)
Other financial liabilities		
Bank loans	**(789.8)**	(742.7)
Other loans	**(3,310.9)**	(2,958.1)
Obligations under finance leases	**(344.4)**	(385.4)
Overdraft	**–**	(1.0)
Trade payables	**(46.3)**	(40.3)
	(4,491.4)	(4,127.5)
Total financial liabilities	**(4,663.4)**	(4,210.2)
Disclosed in the balance sheet as:		
Non current liabilities		
Derivative financial instruments	**(171.6)**	(73.8)
Borrowings	**(4,188.9)**	(3,627.7)
	(4,360.5)	(3,701.5)
Current liabilities		
Derivative financial instruments	**(0.4)**	(8.9)
Borrowings	**(256.2)**	(459.5)
Trade payables (note 27)	**(46.3)**	(40.3)
	(302.9)	(508.7)
	(4,663.4)	(4,210.2)

(d) Derivative contracts

	2009		2008	
	Asset £m	**Liability £m**	Asset £m	Liability £m
Cross currency swaps – fair value hedges	**237.1**	**–**	52.8	(13.2)
Interest rate swaps – cash flow hedges	**–**	**(9.6)**	0.1	(1.7)
Interest rate swaps – derivatives not in a formal hedge relationship	**18.1**	**(162.0)**	3.7	(67.8)
Foreign exchange forward contracts	**–**	**(0.4)**	–	–
Total	**255.2**	**(172.0)**	56.6	(82.7)
Less non current portion:				
Cross currency swaps – fair value hedges	**207.3**	**–**	47.6	(4.4)
Interest rate swaps – cash flow hedges	**–**	**(9.6)**	–	(1.6)
Interest rate swaps – derivatives not in a formal hedge relationship	**18.1**	**(162.0)**	3.7	(67.8)
Total non current	**225.4**	**(171.6)**	51.3	(73.8)
Current Portion	**29.8**	**(0.4)**	5.3	(8.9)

22 Financial instruments continued

(e) Fair values of financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

Discounted future cash flows are used to determine fair values for debt. Discount rates are derived from yield curves based on quoted interest rates.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Cross currency swaps and forward exchange contracts are valued by reference to quoted forward exchange rates at the balance sheet date and yield curves derived from quoted interest rates matching the maturities of the contracts.

The fair values of available for sale financial assets, which comprise unquoted equity instruments, cannot be measured reliably since there is no active market in the instruments. Hence the investments are held at cost. It is not possible to determine a range of estimates within which the fair values are highly likely to lie.

The nominal values less impairment provisions of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

	2009		2008	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the group's operations:				
Trade receivables	**201.1**	**201.1**	199.4	199.4
Short term deposits	**586.5**	**586.5**	608.4	608.4
Cash at bank and in hand	**61.6**	**61.6**	46.0	46.0
Borrowings falling due within one year	**(256.2)**	**(296.9)**	(459.5)	(433.4)
Borrowings falling due after more than one year	**(4,188.9)**	**(4,953.8)**	(3,627.7)	(3,429.4)
Trade payables	**(46.3)**	**(46.3)**	(40.3)	(40.3)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**(153.5)**	**(153.5)**	(65.7)	(65.7)
Currency instruments – cross currency swaps	**237.1**	**237.1**	39.6	39.6
Foreign exchange forward contracts	**(0.4)**	**(0.4)**	–	–
Other financial assets				
Available for sale financial assets	**0.1**	**0.1**	0.1	0.1

(f) Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency and interest rate risk) credit risk, liquidity risk and inflation risk. The group's overall risk management programme addresses the unpredictability of financial markets and seeks to reduce potential adverse effects on the group's financial performance or position.

Financial risks are managed by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas such as exchange rate risk, interest rate risk, credit risk, the use of derivative and non derivative financial instruments and the investment of surplus funds. Derivative financial instruments are used to hedge exposures to changes in exchange rates and interest rates. The group's policy is that derivative financial instruments are not held for trading.

22 Financial instruments continued

(f) Financial risk factors continued

(i) Market risk

The principal market risk that the group is exposed to is fluctuations in interest rates. Since substantially all of the group's profits and net assets arise from Severn Trent Water, which has very limited and indirect exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain 45-90% of its net debt in fixed rate instruments. At 31 March 2009 some 82% of the group's net debt was fixed (2008: 70%).

The group manages its cash flow interest rate risk by using floating to fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the terms of the interest rate swaps, the group agrees with other parties to exchange, semi annually, the difference between fixed contract and floating rate interest rates calculated by reference to the agreed notional principal amounts. The group has entered into a series of long dated interest rate swaps to hedge future debt. Economically these act to fix debt within the group which is denominated as floating rate, but do not achieve hedge accounting under the strict criteria of IAS 39. This has led to a £80.5 million charge (2008: charge of £24.3 million) in the income statement.

Some of the group's debt is index linked, that is its cost is linked to changes in the Retail Price Index (RPI). This debt provides an economic hedge for Severn Trent Water's revenues and regulatory asset values that are also RPI linked under its regulatory regime.

The principal outstanding under index linked debt is adjusted by the change in RPI at regular intervals. Interest is charged at fixed rates on the adjusted amount.

Financial liabilities analysed by interest rate after taking account of various interest rate swaps entered into by the group

As at 31 March 2009	**Non interest bearing liabilities £m**	**Floating interest rate £m**	**Fixed interest rate £m**	**Index linked £m**	**Total £m**
Bank loans and overdrafts	–	501.5	140.5	147.8	789.8
Other loans	–	328.6	2,089.4	892.9	3,310.9
Finance leases	–	175.6	168.8	–	344.4
Other financial liabilities	46.3	–	–	–	46.3
	46.3	1,005.7	2,398.7	1,040.7	4,491.4
Impact of interest rate swaps not matched against specific debt instruments	–	(720.7)	720.7	–	–
	46.3	285.0	3,119.4	1,040.7	4,491.4
Weighted average interest rate			5.9%		
Weighted average period for which interest is fixed (years)			12.1		

As at 31 March 2008	Non interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Bank loans and overdrafts	–	500.8	101.0	141.9	743.7
Other loans	–	745.2	1,334.0	878.9	2,958.1
Finance leases	–	209.1	176.3	–	385.4
Other financial liabilities	40.3	–	–	–	40.3
	40.3	1,455.1	1,611.3	1,020.8	4,127.5
Impact of interest rate swaps not matched against specific debt instruments	–	(873.4)	873.4	–	–
	40.3	581.7	2,484.7	1,020.8	4,127.5
Weighted average interest rate			5.9%		
Weighted average period for which interest is fixed (years)			15.6		

22 Financial instruments continued

(f) Financial risk factors continued

Investments in interest earning assets

31 March 2009	Non interest bearing assets £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Available for sale financial assets	0.1	–	–	–	0.1
Loans and receivables	201.1	–	–	–	201.1
Cash and cash equivalents	–	648.1	–	–	648.1
	201.2	648.1	–	–	849.3

31 March 2008	Non interest bearing assets £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Available for sale financial assets	0.1	–	–	–	0.1
Loans and receivables	199.4	–	–	–	199.4
Cash and cash equivalents	–	654.4	–	–	654.4
	199.5	654.4	–	–	853.9

Interest rate sensitivity analysis

The sensitivity after tax of the group's profits, cash flow and equity, including the impact on derivative financial instruments, to changes in interest rates at 31 March was as follows:

	2009		2008	
	+1.0%	**-1.0%**	+0.5%	-0.5%
Profit or loss	**(65.8)**	**78.8**	32.7	(35.7)
Cash	**(15.1)**	**14.0**	9.9	9.9
Equity	**(67.2)**	**80.3**	33.5	36.5

Inflation rate sensitivity analysis

The sensitivity after tax of the group's profits and equity to changes in inflation at 31 March is set out in the following table. This analysis excludes any impact on Severn Trent Water's revenues and Regulated Capital Value.

	2009		2008	
	+1.0%	**-1.0%**	+1.0%	-1.0%
Profit or loss	**(7.5)**	**7.5**	(7.4)	7.4
Equity	**(7.5)**	**7.5**	(7.4)	7.4

Exchange rate risk

The group operates internationally and is exposed to foreign exchange risk arising from net investments in foreign operations, primarily with respect to the US dollar and the euro. However, since substantially all of the group's profits and net assets arise from Severn Trent Water, which has very limited and indirect exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

The group has a significant value of foreign currency debt, primarily in yen and euros. Foreign exchange risk arises when transactions are denominated in a currency that is not the entity's functional currency. To manage the foreign exchange risk arising from foreign currency debt the group enters into cross currency swaps with external parties.

The group's risk management policy is to hedge 100% of all foreign currency denominated debt. At 31 March 2009 all foreign currency denominated debt was hedged (2008: 100%).

Foreign currency sensitivity analysis

Since substantially all of the group's profits and net assets arise from Severn Trent Water which has no exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

22 Financial instruments continued

(f) Financial risk factors continued

Monetary assets and liabilities by currency, excluding functional currency

Certain of the group's subsidiaries operate in markets where the local currency is different from the functional currency of the operation. Exchange risks relating to such operations are managed centrally by Group Treasury through forward contracts to buy or sell currency. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis. The net amount of foreign currency assets and liabilities and the forward contracts that have been taken out to hedge the exchange risks on these assets and liabilities and on future committed transactions are summarised below.

Net foreign currency monetary assets

As at 31 March 2009	**US Dollar £m**	**Euro £m**	**Other £m**	**Total £m**
Functional currency of operation				
Sterling	–	(0.6)	–	(0.6)
US Dollar	–	–	–	–
Euro	28.4	–	–	28.4
Total	28.4	(0.6)	–	27.8

As at 31 March 2008	US Dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation				
Sterling	(0.3)	1.0	–	0.7
US Dollar	–	3.8	–	3.8
Euro	–	–	–	–
Total	**(0.3)**	**4.8**	**–**	**4.5**

(ii) Credit risk

Operationally, the group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history, other than in Severn Trent Water Limited, whose operating licence obliges it to continue to supply domestic customers even in cases where bills are not paid. Amounts provided against accounts receivable and movements on the provision during the year are disclosed in note 24.

For financing purposes, derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

Credit risk analysis

At 31 March the credit limits and amounts deposited were as follows:

	Credit limit		Amount outstanding at 31 March	
Rating	**2009 £m**	2008 £m	**2009 £m**	2008 £m
AAA	**400**	750	**219.8**	20.4
Double A range	**525**	1,250	**112.9**	537.7
Single A range	**375**	50	**253.8**	1.2
	1,300	2,050	**586.5**	559.3

The amounts of derivative assets analysed by credit ratings of counterparties were as follows:

	Cross currency swaps		Interest rate swaps not hedged		Interest rate swaps – cash flow hedges	
Rating	**2009 £m**	2008 £m	**2009 £m**	2008 £m	**2009 £m**	2008 £m
AAA	–	35.6	–	–	–	–
Double A range	**55.0**	15.2	**18.1**	3.7	–	0.1
Single A range	**182.1**	2.0	–	–	–	–
	237.1	52.8	**18.1**	3.7	–	0.1

22 Financial instruments continued

(f) Financial risk factors continued

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash balances and the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Group Treasury manages liquidity and flexibility in funding by monitoring forecast and actual cash flows and the maturity profile of financial assets and liabilities and by keeping committed credit lines available.

At the balance sheet date the group had the following committed undrawn borrowing facilities available:

	2009 £m	2008 £m
Expiring within one year	**–**	–
Expiring in more than one, but not more than two years	**–**	41.7
Expiring in more than two, but not more than five years	**500.0**	458.3
	500.0	500.0

Financial liabilities analysed by maturity date

The following tables detail the group's remaining contractual maturity for its non derivative financial liabilities. The information presented is based on the earliest date on which the group can be required to pay and represents the undiscounted cash flows including principal and interest.

	Financial liabilities falling due				
31 March 2009	**within one year £m**	**between one and two years £m**	**between two and five years £m**	**after more than five years £m**	**Total £m**
Bank loans	122.9	17.2	432.1	397.7	969.9
Other loans	220.9	144.3	488.2	8,237.7	9,091.1
Finance leases	56.0	58.6	77.3	286.3	478.2
Other financial liabilities	64.7	–	–	–	64.7
Total	**464.5**	**220.1**	**997.6**	**8,921.7**	**10,603.9**

Other loans includes index linked debt with maturities of up to 58 years.

	Financial liabilities falling due				
31 March 2008	within one year £m	between one and two years £m	between two and five years £m	after more than five years £m	Total £m
Bank overdrafts	1.0	–	–	–	1.0
Bank loans	238.5	128.3	69.0	547.7	983.5
Other loans	337.1	198.7	448.2	8,954.4	9,938.4
Finance leases	57.3	61.4	113.5	311.2	543.4
Other financial liabilities	40.3	–	–	–	40.3
Total	674.2	388.4	630.7	9,813.3	11,506.6

22 Financial instruments continued

(f) Financial risk factors continued

The following tables detail the group's liquidity analysis for its derivative financial instruments. The tables have been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative financial instruments that settle on a net basis and the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest and foreign currency rates as illustrated by the yield curves existing at the balance sheet date.

	Financial assets falling due				
31 March 2009	**within one year £m**	**between one and two years £m**	**between two and five years £m**	**after more than five years £m**	**Total £m**
Instruments settled net					
Interest rate swaps	6.3	5.4	6.1	1.8	19.6
Instruments settled gross					
Cross currency swaps					
Cash receipts	156.7	54.3	221.0	1,129.6	1,561.6
Cash payments	(121.5)	(47.3)	(194.8)	(846.4)	(1,210.0)
Net cash flow	35.2	7.0	26.2	283.2	351.6
Total	**41.5**	**12.4**	**32.3**	**285.0**	**371.2**

	Financial liabilities falling due				
31 March 2009	**within one year £m**	**between one and two years £m**	**between two and five years £m**	**after more than five years £m**	**Total £m**
Instruments settled net					
Interest rate swaps	(33.7)	(31.7)	(39.0)	(112.9)	(217.3)
Instruments settled gross					
Cross currency swaps					
Cash receipts	–	–	–	–	–
Cash payments	–	–	–	–	–
Net cash flow	–	–	–	–	–
Total	**(33.7)**	**(31.7)**	**(39.0)**	**(112.9)**	**(217.3)**

	Financial assets falling due				
31 March 2008	within one year £m	between one and two years £m	between two and five years £m	after more than five years £m	Total £m
Instruments settled net					
Interest rate swaps	29.7	1.1	0.9	34.9	66.6
Instruments settled gross					
Cross currency swaps					
Cash receipts	47.7	46.2	60.6	44.6	199.1
Cash payments	(34.4)	(36.4)	(48.7)	(35.3)	(154.8)
Net cash flow	13.3	9.8	11.9	9.3	44.3
Total	43.0	10.9	12.8	44.2	110.9

22 Financial instruments continued

(f) Financial risk factors continued

31 March 2008	within one year £m	between one and two years £m	between two and five years £m	after more than five years £m	Total £m
	Financial liabilities falling due				
Instruments settled net					
Interest rate swaps	(3.1)	(6.4)	(12.6)	(82.4)	(104.5)
Instruments settled gross					
Cross currency swaps					
Cash receipts	70.8	64.2	77.1	386.1	598.2
Cash payments	(89.5)	(68.9)	(93.2)	(383.7)	(635.3)
	(18.7)	(4.7)	(16.1)	2.4	(37.1)
Total	(21.8)	(11.1)	(28.7)	(80.0)	(141.6)

(g) Hedge accounting

The group uses derivative financial instruments to hedge exposures to changes in exchange rates and interest rates. Hedge accounting is adopted for such instruments where the criteria set out in IAS 39 are met.

(i) Fair value hedges

The group raises debt denominated in currencies other than sterling – principally Japanese Yen and Euro. Cross currency swaps are entered into at the time that the debt is drawn down to swap the proceeds into sterling debt bearing interest based on LIBOR in order to mitigate the group's exposure to exchange rate fluctuations. The terms of the receivable leg of the swap closely match the terms of the underlying debt hence the swaps are expected to be effective hedges. At the year end the amounts of cross currency swaps designated as fair value hedges was as follows:

	Notional principal amount		Fair value	
	2009 £m	2008 £m	**2009 £m**	2008 £m
US Dollar	**27.0**	55.5	**9.9**	(6.7)
Euro	**550.0**	581.0	**108.9**	21.8
Yen	**205.9**	251.8	**85.7**	(2.0)
Czech Krona	**65.7**	100.3	**25.6**	24.6
Other	**11.4**	14.7	**7.0**	1.9
	860.0	1,003.3	**237.1**	39.6

(ii) Cash flow hedges

The group has entered into interest rate swap contracts under which it has agreed to exchange the difference between fixed and floating interest rate amounts calculated on agreed notional principal amounts. Such contracts enable the group to mitigate the risk of changing interest rates on the future cash flow exposures arising from issued variable rate debt. The group has also entered into a number of interest rate swap contracts with start dates set at annual intervals throughout the AMP4 regulatory period. Such contracts enable the group to mitigate the risk of changing interest rates on debt which is highly probable to be issued over the AMP4 period to fund Severn Trent Water's capital programme and have been accounted for as cash flow hedges. The fair value of interest rate swaps at the balance sheet date is determined by discounting the future cash flows using the yield curves prevailing at the balance sheet date and the credit risk inherent in the contract.

The interest rate swaps settle net on a biannual basis. The floating rate on the interest rate swaps is six months LIBOR.

Details of interest rate swaps that have been accounted for as cash flow hedges are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2009 %**	2008 %	**2009 £m**	2008 £m	**2009 £m**	2008 £m
Less than 1 year	**–**	–	**–**	–	**–**	–
1 to 2 years	**4.74**	–	**106.0**	–	**(3.3)**	–
2 to 5 years	**–**	4.76	**–**	142.0	**–**	(0.1)
More than 5 years	**5.18**	5.18	**40.5**	14.7	**(6.3)**	(1.5)
			146.5	156.7	**(9.6)**	(1.6)

22 Financial instruments continued

(g) Hedge accounting continued

Changes in the amounts deferred in equity during the period relating to cash flow hedges were as follows:

	2009 £m	2008 £m
Fair value gains deferred in equity at start of the period	**6.4**	4.1
Fair value (losses)/gains recognised in equity in the period	**(7.8)**	(2.3)
Fair value losses transferred to finance costs in the period	**4.9**	4.6
Fair value gains deferred in equity at end of the period	**3.5**	6.4

During the period the group has ceased to account for certain forward start swaps as cash flow hedges because the group was not able to identify specific debt instruments that would enable the strict hedge accounting criteria of IAS 39 to be met when the swaps started. Fair value losses amounting to £0.3m relating to these swaps that had been taken directly to equity will be transferred to the income statement on a straight line basis over the remaining lives of the swaps. Any future changes in the fair values of the swaps will be recorded in the income statement.

Details of interest rate swaps that have not been accounted for as cash flow hedges, including those where hedge accounting has been discontinued in the period, are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2009 %**	2008 %	**2009 £m**	2008 £m	**2009 £m**	2008 £m
Less than 1 year	**–**	–	**–**	–	**–**	–
1 to 2 years	**5.66**	–	**249.0**	–	**(18.6)**	–
2 to 5 years	**–**	5.34	**–**	213.0	**–**	(1.8)
5 to 10 years	**6.32**	6.32	**225.0**	235.0	**(33.3)**	(18.8)
10 to 20 years	**–**	–	**–**	–	**–**	
20 to 30 years	**5.65**	4.83	**446.7**	560.0	**(110.1)**	(42.7)
			920.7	1,008.0	**(162.0)**	(63.3)

Contracts where the group receives fixed interest are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2009 %**	2008 %	**2009 £m**	2008 £m	**2009 £m**	2008 £m
5 to 10 years	**5.18**	5.18	**200.0**	200.0	**18.1**	(0.8)

23 Inventory

	2009 £m	2008 £m
Inventory and work in progress	**30.6**	24.8

24 Trade and other receivables

	2009 £m	2008 £m
Trade receivables	**294.1**	282.8
Less provision for impairment of receivables	**(93.0)**	(83.4)
Trade receivables – net	**201.1**	199.4
Receivables from related parties	**0.2**	0.2
Other amounts receivable	**18.4**	24.9
Prepayments and accrued income	**227.4**	209.6
	447.1	434.1

24 Trade and other receivables continued

The carrying values of trade and other receivables are reasonable approximations of their fair values.

Prepayments and accrued income include £24.2 million (2008: £13.3 million) in respect of amounts due from customers for contract work and £44.2 million (2008: £42.4 million) which is recoverable after more than one year.

Credit control policies and procedures are determined at the individual business unit level. By far the most significant business unit of the group is Severn Trent Water Limited, which represents 80% of group turnover and 60% of trade receivables. Severn Trent Water has a statutory obligation to provide water and sewerage services to customers within its region. Therefore there is no concentration of credit risk with respect to its trade receivables and the credit quality of its customer base reflects the wealth and prosperity of all of the commercial businesses and domestic households within its region. None of the other business units are individually significant to the group.

Movements on the doubtful debts provision were as follows:

	2009 £m	2008 £m
Balance at the beginning of the period	**83.4**	74.7
Amounts written off during the period	**(22.9)**	(14.0)
Amounts recovered during the year	**–**	(0.7)
Increase in allowance recognised in profit or loss	**31.9**	23.4
Exchange adjustments	**0.6**	–
Balance at end of year	**93.0**	83.4

Included in trade receivables are balances with a carrying amount of £165.4 million (2008: £170.5 million) which were past due at the reporting date but for which no specific provision has been made as the collective impairment recorded against such assets is considered to be sufficient allowance for the risk of non collection of such balances.

The aged analysis of past due receivables that were not individually impaired was as follows:

	2009 £m	2008 £m
0 – 90 days	**60.2**	70.6
91 – 365 days	**67.4**	61.0
1 – 2 years	**22.2**	22.7
2 – 3 years	**7.8**	13.3
More than 3 years	**7.8**	2.9
Total	**165.4**	170.5

Included in the allowance for doubtful debts are provisions against specific trade receivables amounting to £12.8 million (2008: £7.4m). The age of the impaired receivables was as follows:

	2009 £m	2008 £m
0 – 90 days	**0.1**	0.2
91 – 365 days	**2.6**	0.9
1 – 2 years	**1.5**	0.7
2 – 3 years	**0.8**	3.6
More than 3 years	**8.7**	3.1
Total	**13.7**	8.5

25 Cash and cash equivalents

	2009 £m	2008 £m
Cash at bank and in hand	**61.6**	46.0
Short term bank deposits	**586.5**	608.4
	648.1	654.4

Of the £586.5 million (2008: £608.4 million) of short term bank deposits, £31.1 million (2008: £47.7 million) is held as security deposits for insurance obligations and is not available for use by the group.

25 Cash and cash equivalents continued

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2009 £m	2008 £m
Cash and cash equivalents	**648.1**	654.4
Bank overdrafts (note 26)	**–**	(1.0)
	648.1	653.4

26 Borrowings

	2009 £m	2008 £m
Bank overdrafts	**–**	1.0
Bank loans	**789.8**	742.7
Other loans	**3,310.9**	2,958.1
Obligations under finance leases	**344.4**	385.4
Borrowings	**4,445.1**	4,087.2

	2009 £m	2008 £m
The borrowings are repayable as follows:		
On demand or within one year (included in current liabilities)	**256.2**	459.5
In the second year	**56.4**	233.5
In the third to fifth years inclusive	**487.7**	155.3
After five years	**3,644.8**	3,238.9
Included in non current liabilities	**4,188.9**	3,627.7
	4,445.1	4,087.2

The group's borrowings are denominated in the following currencies after taking account of cross currency swaps:

	2009 £m	2008 £m
Sterling	**4,442.7**	4,085.4
Euro	**2.4**	1.8
	4,445.1	4,087.2

The fair values of the group's borrowings were:

	2009 £m	2008 £m
Bank overdrafts	**–**	1.0
Bank loans	**807.4**	611.4
Other loans	**4,006.1**	2,646.7
Obligations under finance leases	**437.2**	603.7
	5,250.7	3,862.8

26 Borrowings continued

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments. Fixed interest debt has a weighted average interest rate of 5.9% (2008: 5.9%) for a weighted average period of 12.1 years (2008: 15.6 years). Further details of bank facilities are given in note 22.

Obligations under finance leases are as follows:

	2009 £m	2008 £m
Gross obligations under finance leases	**478.3**	543.5
Less future finance charges	**(133.9)**	(158.1)
Present value of lease obligations	**344.4**	385.4

A maturity analysis of gross obligations under finance leases is presented in note 22.

Net obligations under finance leases fall due as follows:

	2009 £m	2008 £m
Within one year (included in current liabilities)	**43.4**	39.6
In the second year	**46.9**	43.0
In the third to fifth years inclusive	**47.7**	74.9
After five years	**206.4**	227.9
Included in non current liabilities	**301.0**	345.8
	344.4	385.4

The remaining terms of finance leases ranged from 4 to 23 years at 31 March 2009. Interest terms are set at the inception of the lease. Leases with capital outstanding of £168.4 million (2008: £176 million) bear fixed interest at a weighted average rate of 5.4% (2008: 5.4%). The lease obligations are secured against the related assets. The fair value of the finance lease obligations is not significantly different from their carrying value.

There were no contingent rents, escalation clauses or material renewal or purchase options. The terms of the finance leases do not impose restrictions on dividend payments, additional debt or further leasing.

27 Trade and other payables

	2009 £m	2008 £m
Current liabilities		
Trade payables	**46.3**	40.3
Social security and other taxes	**6.1**	6.9
Other payables	**34.9**	41.4
Accruals and deferred income	**355.4**	334.8
	442.7	423.4
Non current liabilities		
Other payables	**0.2**	–
Deferred income	**233.5**	214.6
Accrued expenses	**7.4**	5.8
	241.1	220.4

The directors consider that the carrying value of trade payables is not materially different from their fair values.

Accruals and deferred income includes nil (2008: nil) in respect of amounts due to customers for contract work.

28 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Tax losses £m	Fair value of financial instruments £m	Other £m	Total £m
At 1 April 2007	919.6	(40.6)	(7.7)	(12.9)	32.7	891.1
Charge/(credit) to income	(57.0)	14.2	(1.1)	(8.3)	(22.2)	(74.4)
Charge/(credit) to equity	–	(8.9)	–	1.7	(1.3)	(8.5)
Exchange differences	–	–	0.1	–	–	0.1
At 1 April 2008	862.6	(35.3)	(8.7)	(19.5)	9.2	808.3
Charge/(credit) to income	202.8	–	1.4	(23.8)	(8.9)	171.5
Charge/(credit) to equity	–	(30.0)	–	(0.9)	3.3	(27.6)
Exchange differences	0.6	–	(3.2)	–	(1.2)	(3.8)
At 31 March 2009	**1,066.0**	**(65.3)**	**(10.5)**	**(44.2)**	**2.4**	**948.4**

Certain deferred tax assets and liabilities have been offset. The offset amounts are as follows:

	2009 £m	2008 £m
Deferred tax asset to be recovered after more than 12 months	**(26.2)**	(23.9)
Deferred tax asset to be recovered within 12 months	**(3.6)**	–
	(29.8)	(23.9)
Deferred tax liability to be recovered after more than 12 months	**959.4**	832.2
Deferred tax liability to be recovered within 12 months	**18.8**	–
	978.2	832.2
	948.4	808.3

29 Retirement benefit schemes

Defined benefit schemes

a) Amount included in the balance sheet arising from the group's obligations under defined benefit schemes

	2009 £m	2008 £m
Fair value of scheme assets:		
Equities	**542.8**	757.5
Gilts	**236.0**	362.6
Corporate bonds	**230.1**	125.0
Property	**52.1**	76.6
Cash	**14.0**	10.6
Total fair value of assets	**1,075.0**	1,332.3
Present value of defined benefit obligations – funded schemes	**(1,301.8)**	(1,451.9)
	(226.8)	(119.6)
Present value of defined benefit obligations – unfunded schemes	**(6.2)**	(6.4)
Liability recognised in the balance sheet	**(233.0)**	(126.0)

Movements in the fair value of the scheme assets were as follows:

	2009 £m	2008 £m
Fair value at 1 April	**1,332.3**	1,364.6
Expected return on scheme assets	**89.8**	93.4
Contributions from the sponsoring companies	**42.0**	55.6
Contributions from scheme members	**8.0**	8.1
Actuarial losses recognised in the statement of recognised income and expense	**(329.8)**	(125.7)
Benefits paid	**(67.3)**	(63.7)
Fair value at 31 March	**1,075.0**	1,332.3

Movements in the present value of the defined benefit obligations were as follows:

	2009 £m	2008 £m
Present value at 1 April	**1,458.3**	1,499.7
Service cost	**23.8**	31.5
Interest cost	**91.9**	80.6
Contributions from scheme members	**8.0**	8.1
Actuarial gains recognised in the statement of recognised income and expense	**(206.7)**	(97.9)
Benefits paid	**(67.3)**	(63.7)
Present value at 31 March	**1,308.0**	1,458.3

Of which:

	2009 £m	2008 £m
Amounts relating to funded schemes	**1,301.8**	1,451.9
Amounts relating to the unfunded scheme	**6.2**	6.4
Present value at 31 March	**1,308.0**	1,458.3

29 Retirement benefit schemes continued

b) Amounts recognised in the income statement in respect of these defined benefit schemes

	2009 £m	2008 £m
Amounts charged to operating costs		
Current service cost	**(23.3)**	(31.5)
Past service cost	**(0.5)**	–
	(23.8)	(31.5)
Amounts charged to finance costs		
Interest cost	**(91.9)**	(80.6)
Amounts credited to finance income		
Expected return on scheme assets	**89.8**	93.4
Total amount charged to the income statement	**(25.9)**	(18.7)

The actual return on scheme assets was a loss of £240.0 million (2008: gain of £32.3 million).

Actuarial gains and losses have been reported in the statement of recognised income and expense. The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense since the adoption of IFRSs is a net loss of £95.7 million (2008: net gain of 27.4 million).

c) Background

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are funded to cover future salary and pension increases and their assets are held in separate funds administered by trustees. The trustees are required to act in the best interests of the schemes' beneficiaries. A formal actuarial valuation of each scheme is carried out on behalf of the trustees at triennial intervals by an independent professionally qualified actuary. Under the defined benefit schemes, members are entitled to retirement benefits calculated as a proportion (varying between $^1/_{30}$ and $^1/_{80}$ for each year of service) of their salary for the final year of employment with the group or, if higher, the average of the highest three consecutive years salary in the last ten years of employment. The final salary sections of all of the pension schemes listed below are closed to new entrants and the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Pension Scheme (STPS)*	31 March 2007
Severn Trent Water Mirror Image Pension Scheme	31 March 2006

* The STPS is by far the largest of the group's UK defined benefit schemes. The Severn Trent Senior Staff Pension Scheme was merged with the STPS on 31 March 2009.

The group has an obligation to pay pensions to a number of former employees, whose benefits would otherwise have been restricted by the Finance Act 1989 earnings cap. Provision for such benefits amounting to £6.2 million (2008: £6.4 million) is included in an unfunded scheme within the retirement benefit obligation.

d) Actuarial assumptions

The major assumptions used in the valuation of the STPS (also the approximate weighted average of assumptions used for the valuations of all group schemes) were as follows:

	2009 %	2008 %
Price inflation	**2.90**	3.40
Salary increases	**3.90**	4.90
Pension increases in payment	**3.00**	3.40
Pension increases in deferment	**2.90**	3.40
Discount rate	**6.70**	6.40
Long term rate of return on:		
Equities	**8.00**	8.00
Gilts	**4.20**	4.55
Corporate bonds	**6.70**	6.40
Property	**6.10**	6.30
Cash	**0.50**	5.25

The assumption for price inflation is derived from the difference between the yields on longer term fixed rate gilts and on index linked gilts. The discount rate is based on the annualised yield from the iBoxx over 15 year AA rated sterling corporate bond index. At 31 March 2008 the yield on this index was distorted by certain bonds that were exhibiting unusually high yields. These bonds were excluded from the calculation of the discount rate at that date.

The expected rate of return on scheme assets is based on market expectations at the beginning of the period for returns over the life of the benefit obligation. For gilts and corporate bonds the expected rates of return are based on market yields. For equities, an equity risk premium has been added to the gilt rate.

29 Retirement benefit schemes continued

d) Actuarial assumptions continued

The mortality assumptions adopted are based on mortality tables applicable to the sex and year of birth of individual members, with the 'medium cohort' allowance for future improvements in longevity. For men the assumptions are based on the '00' series tables and for women the '92' series, both projected to calendar year 2005 with medium cohort improvements to 2005 and a two year age rating applied. These have been based on a mortality investigation carried out in conjunction with the valuation of the STPS, carried out on behalf of the trustees, as at 31 March 2007.

The life expectancies implied by the mortality assumptions adopted at each year end are as follows

	2009	2008
Age to which current pensioners aged 65 are expected to live		
– men (years)	**85.1**	85.1
– women (years)	**88.2**	88.2
Age to which future pensioners aged 45 at the balance sheet date are expected to live		
– men (years)	**85.9**	85.9
– women (years)	**88.9**	88.9

The calculation of the scheme liabilities is sensitive to the actuarial assumptions and in particular to the assumptions relating to discount rate, price inflation and mortality. The following table summarises the estimated impact on scheme liabilities and service cost resulting from changes to key actuarial assumptions whilst holding all other assumptions constant.

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £21 million
Price inflation	Increase/decrease by 0.1%	Increase/decrease by £21 million
Mortality	Increase life expectancy by 1 year	Increase by £28 million

e) Contributions to the schemes

Contribution rates are set in consultation with the trustees for each scheme and each participating employer. It is anticipated that normal contributions to the scheme in the year ending 31 March 2010 will be in the order of £32 million and lump sum deficit reduction contributions of £10 million are planned.

f) History of actual and expected performance of pension scheme assets and liabilities

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**(1,308.0)**	(1,458.3)	(1,499.7)	(1,624.8)	(1,394.4)
Fair value of scheme assets	**1,075.0**	1,332.3	1,364.6	1,402.9	1,076.9
Deficit in the schemes	**(233.0)**	(126.0)	(135.1)	(221.9)	(317.5)
Difference between actual and expected return on scheme assets	**(329.8)**	(125.7)	(10.6)	179.1	37.5
Experience adjustments on scheme liabilities	**(7.9)**	(64.3)	(3.7)	(152.8)	5.7

Defined contribution schemes

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement. This was closed to new entrants on 1 April 2005 and replaced by the Severn Trent Stakeholder Pension Scheme.

The total cost charged to operating costs of £5.1 million (2008: £1.5 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 31 March 2009, all contributions (2008: 100%) due in respect of the current reporting period had been paid over to the schemes.

30 Provisions

	Restructuring £m	Insurance £m	Onerous contracts £m	Terminated operations and disposals £m	Regulatory fines and penalties £m	Other £m	Total £m
At 1 April 2007	3.3	26.1	3.1	5.9	–	0.5	38.9
Charged to income statement	4.5	3.9	0.4	(0.1)	35.8	5.0	49.5
Utilisation of provision	(3.7)	(7.6)	–	–	–	(0.1)	(11.4)
Unwinding of discount	–	–	–	0.2	–	–	0.2
At 1 April 2008	4.1	22.4	3.5	6.0	35.8	5.4	77.2
Charged to income statement	0.4	6.9	1.2	(0.4)	2.2	0.5	10.8
Utilisation of provision	(3.0)	(6.1)	(0.2)	–	(38.0)	(1.6)	(48.9)
Exchange differences	–	–	–	0.3	–	0.2	0.5
At 31 March 2009	**1.5**	**23.2**	**4.5**	**5.9**	**–**	**4.5**	**39.6**

	2009 £m	2008 £m
Included in		
Current liabilities	**9.2**	50.4
Non current liabilities	**30.4**	26.8
	39.6	77.2

The restructuring provision reflects costs to be incurred in respect of committed restructuring programmes.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 2 t. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous or loss making contract provision relates to specific contractual liabilities, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to occur over a period of nine years from the balance sheet date.

Provisions relating to terminated operations and disposals include amounts that it is probable will be paid in respect of claims arising from services performed by these businesses; and the indemnities described in note 37 b.

On 8 April 2008, Ofwat published its proposals to fine Severn Trent Water £35.8 million for misreporting customer service data and failure to meet Guaranteed Standards of Service in 2005/06. This amount was paid in the year ended 31 March 2009.

Other provisions include a provision of £1.8 million (2008: £4.5 million) relating to third party legal costs incurred in the conclusion of a Severn Trent Services arbitration to settle an interpretation on a long term operating service contract.

31 Share capital

	2009 £m	2008 £m
Total authorised share capital:		
346,783,834 ordinary shares of 97 17/19p (2008: 346,783,834)	**339.5**	339.5
Total issued and fully paid share capital:		
235,938,946 ordinary shares of 97 17/19p (2008: 234,600,076)	**231.0**	229.7

Changes in share capital were as follows:

	Number	£m
Ordinary shares of 97 17/19p		
At 1 April 2008	234,600,076	229.7
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 831p under the group's Employee Sharesave Scheme	1,322,252	1.3
Shares issued at 680.5p, 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	16,618	–
At 31 March 2009	**235,938,946**	**231.0**

32 Share premium

	2009 £m	2008 £m
At 1 April	**64.3**	57.5
Share premium arising on issue of shares for Employee Share Option Scheme	**7.6**	6.8
At 31 March	**71.9**	64.3

33 Other reserves

	Capital redemption reserve £m	Infrastructure reserve £m	Translation exchange reserve £m	Hedging reserves £m	Total other reserves £m
At 1 April 2007	156.1	314.2	(7.7)	(43.6)	419.0
Total recognised income for the period	–	–	6.7	1.7	8.4
Transfers	–	–	(1.5)	1.5	–
At 1 April 2008	156.1	314.2	(2.5)	(40.4)	427.4
Total recognised income/(expense) for the period	–	–	43.3	(2.0)	41.3
At 31 March 2009	**156.1**	**314.2**	**40.8**	**(42.4)**	**468.7**

The capital redemption reserve arose on the redemption of B shares.

The infrastructure reserve arose on restating infrastructure assets to fair value as deemed cost on transition to IFRS.

The translation reserve arises from exchange differences on translation of the results and financial position of foreign subsidiaries as well as foreign exchange differences arising from hedges of net investment.

The hedging reserve arises from gains or losses on interest rate swaps taken directly to equity under the hedge accounting provisions of IAS 39 and the transition rules of IFRS 1.

34 Movement in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2007	228.3	57.5	419.0	429.4	1,134.2	3.1	1,137.3
Share options and LTIPs							
– proceeds from shares issued	1.4	6.8	–	–	8.2	–	8.2
– value of employees' services	–	–	–	4.0	4.0	–	4.0
Dividends	–	–	–	(147.3)	(147.3)	(0.8)	(148.1)
Current tax on share based payments	–	–	–	2.7	2.7	–	2.7
Deferred tax on share based payments	–	–	–	(4.1)	(4.1)	–	(4.1)
Total recognised income for the period	–	–	8.4	194.9	203.3	1.9	205.2
At 1 April 2008	229.7	64.3	427.4	479.6	1,201.0	4.2	1,205.2
Share options and LTIPs							
– proceeds from shares issued	1.3	7.6	–	–	8.9	–	8.9
– value of employees' services	–	–	–	5.3	5.3	–	5.3
– payroll tax paid on awards vesting	–	–	–	(2.5)	(2.5)	–	(2.5)
Dividends	–	–	–	(158.8)	(158.8)	–	(158.8)
Current tax on share based payments	–	–	–	1.3	1.3	–	1.3
Deferred tax on share based payments	–	–	–	(3.3)	(3.3)	–	(3.3)
Total recognised income/(expense) for the period	–	–	41.3	(147.1)	(105.8)	1.8	(104.0)
At 31 March 2009	**231.0**	**71.9**	**468.7**	**174.5**	**946.1**	**6.0**	**952.1**

Retained earnings are stated after deducting £5.8 million (2008: £7.3 million) which represents own shares purchased by the Severn Trent Employee Share Ownership Trust for certain senior employees under the Long Term Incentive Plans. The main features of the LTIPs are set out in the Directors' remuneration report on page 46. At 31 March 2009, the trust held 613,457 ordinary shares of $97^{17}/_{19}$p (2008: 768,910).

The market value of these shares at 31 March 2009 was £6.1 million (2008: £10.9 million).

35 Share based payments

The group operates a number of share based remuneration schemes for employees. During the period, the group recognised total expenses of £5.3 million (2008: £4.0 million) related to equity settled share based payment transactions.

The weighted average share price during the period was £12.70 (2007: £14.20).

At 31 March 2009 the number of options that were exercisable under each of the share based remuneration schemes was as follows:

	2009		2008	
	Number of exercisable options/ awards	**Weighted average exercise price**	Number of exercisable options/ awards	Weighted average exercise price
Long Term Incentive Plan	–	–	–	–
Employee Sharesave Scheme	**626,053**	**715p**	970,995	638p
Approved Share Option Scheme	**4,759**	**724p**	12,012	770p
Unapproved Share Option Scheme	**40,763**	**728p**	49,304	724p
	671,575		1,032,311	

i) Long Term Incentive Plan (LTIP)

Under the LTIP annual conditional awards of shares may be made to executive directors and senior staff. Awards are subject to performance conditions and continued employment throughout the vesting period. During the year awards were made on different bases to Severn Trent Plc and Severn Trent Water employees (the LTIP) and to Severn Trent Services employees (the Services LTIP). Awards over 123,743 shares (2008: 126,189 shares) with a fair value each of £7.49 (2008: £ 4.77) were made to 23 employees (2008: 32 employees) under the LTIP. Awards over 118,489 shares (2008: nil) with a fair value of £12.80 were made to 13 employees under the Services LTIP.

The LTIP awards are subject to total shareholder return over three years measured relative to the companies ranked 51 – 150 by market capitalisation in the FTSE index (excluding investment trusts). The Services LTIP awards vest in three equal tranches and are subject to achievement of turnover and profit targets in the years ending 31 March 2011, 2012 and 2013.

Details of changes in the number of awards outstanding during the year are set out below.

	Number of awards	
	LTIP	Services LTIP
Outstanding at 1 April 2007	1,457,637	–
Granted during the year	126,189	–
Cancelled during the year	(16,635)	–
Lapsed during the year	(672,662)	–
Outstanding at 1 April 2008	894,529	–
Granted during the year	123,743	118,489
Vested during the year	(227,490)	–
Cancelled during the year	(4,799)	–
Lapsed during the year	(203,801)	–
Outstanding at 31 March 2009	**582,182**	**118,489**

Details of LTIP awards outstanding at 31 March were as follows.

		Number of shares	
Date of grant	Normal date of vesting	**2009**	2008
July 2005	2008	–	431,291
July 2006	2009	**334,990**	337,049
July 2007	2010	**123,449**	126,189
July 2008	2011	**163,240**	–
July 2008	2012	**39,496**	–
July 2008	2013	**39,496**	–
		700,671	894,529

35 Share based payments continued

The fair value of the LTIP awards made during the year was calculated using the Monte Carlo method using the principal assumptions set out below:

Assumptions	**2008/09**	2007/08
Expected volatility – Severn Trent Plc	**17%**	15%
– comparator group	**30%**	20%
Correlation between Severn Trent Plc and comparator group	**30%**	30%
Proportion of employees expected to cease employment before vesting	**0%**	0%

Severn Trent share price volatility is based on observations of historical weekly volatility over a three year period. Weekly volatility in the observed data varied between 10% and 20%.

For the 2008/09 LTIP award and the 2007/08 award the comparator group is the companies ranked 51 – 150 in the FTSE index. Comparator group volatility was therefore based on observed volatility for the FTSE 250 index. Correlation between Severn Trent and the comparator group was based on the average pairwise correlation for companies in the FTSE 250.

The share price at the grant date was £12.80 (2008: £13.70). The vesting period commences before the grant date. Performance in the vesting period prior to the grant date is taken into account in determining the fair value of the award.

Dividends 'paid' on shares during the vesting period are accumulated during the vesting period and released subject to achievement of the performance condition, in the same manner as the underlying shares. As a result a dividend yield assumption is not required.

The Services LTIP is based entirely on non market based conditions and hence market assumptions are not required to determine the fair value of the award. For 2008/09 it has been assumed that performance against the Services LTIP non market vesting conditions will be 80%.

Details of the basis of the LTIP schemes are set out in the remuneration report on page 46.

ii) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the board may grant the right to purchase ordinary shares in the company to those employees who have entered into an HMRC approved Save As You Earn contract for a period of three or five years.

Details of changes in the number of options outstanding during the year are set out below.

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2007	4,885,552	717p
Granted during the year	643,788	1,221p
Forfeited during the year	(128,895)	823p
Cancelled during the year	(55,175)	914p
Exercised during the year	(1,293,356)	559p
Expired during the year	(18,277)	712p
Outstanding at 1 April 2008	4,033,637	843p
Granted during the year	1,671,207	862p
Forfeited during the year	(59,628)	937p
Cancelled during the year	(568,290)	1,093p
Exercised during the year	(1,321,735)	660p
Expired during the year	(30,379)	735p
Outstanding at 31 March 2009	**3,724,812**	**877p**

Sharesave options outstanding at 31 March were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	**2009**	2008
January 2001	2008	568p	–	79,406
January 2002	2009	548p	**69,236**	82,807
January 2003	2008 or 2010	536p	**77,253**	560,996
January 2004	2009 or 2011	592p	**266,288**	401,026
January 2005	2008, 2010 or 2012	759p	**346,747**	894,078
January 2006	2009, 2011 or 2013	823p	**597,749**	860,438
January 2007	2010, 2012 or 2014	1,172p	**351,518**	513,194
January 2008	2011 or 2013	1,221p	**347,912**	641,692
January 2009	2012 or 2014	862p	**1,668,109**	–
			3,724,812	4,033,637

35 Share based payments continued

The fair value of the Sharesave options granted during the year was calculated using the Black Scholes model. The principal assumptions were as follows:

Scheme year	2008/09		2007/08	
Scheme type	**3 year**	**5 year**	3 year	5 year
Expected volatility	**17%**	**17%**	15%	15%
Risk free rate	**2.24%**	**2.74%**	4.24%	4.29%
Expected dividend yield	**4.0%**	**4.0%**	4.0%	4.0%
Proportion of employees expected to cease employment before vesting	**15.0%**	**17.0%**	15.0%	17.0%
Fair value per share – sharesave	**272p**	**268p**	307p	312p

Expected volatility is based on observations of historical weekly volatility over a three year period. Weekly volatility in the observed data was between 10 – 20%.

The risk free rate is derived from yields at the grant date of gilts of similar duration to the Sharesave contracts.

The proportion of employees expected to cease employment before vesting is based on historically observed data.

The following data was used in the calculation of the fair value of the sharesave options.

Scheme year	2008/09		2007/08	
Scheme type	**3 year**	**5 year**	3 year	5 year
Share price at grant date	**1,080p**	**1,080p**	1520p	1520p
Vesting period (years)	**3**	**5**	3	5
Option life (years)	**3.5**	**5.5**	3.5	5.5

The number of employees entering into sharesave contracts and the number of options granted during the year were as follows:

Scheme year	2008/09		2007/08	
Scheme type	**3 year**	**5 year**	3 year	5 year
Number of employees	**2,007**	**869**	1,638	630
Number of options granted	**931,272**	**739,935**	384,033	259,755

iii) Share Incentive Plan (SIP)

Under the SIP the board may grant share awards to employees of group companies. During the year the board has announced that it will make awards under the SIP based on performance against Severn Trent Water's targets for its Key Performance Indicators. Eligible employees will be entitled to shares to a maximum value of £750. It is expected that these awards will be made in August 2009. SIP shares vest with the employees on the date of grant.

iv) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the board has granted directors and other executives options to purchase ordinary shares in the company. No awards have been made under this scheme since July 2003.

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2007	51,382	816p
Exercised during the year	(39,370)	830p
Outstanding at 1 April 2008	12,012	770p
Forfeited during the year	(3,415)	638p
Exercised during the year	(3,838)	899p
Outstanding at 31 March 2009	**4,759**	**724p**

Options outstanding under this scheme at 31 March were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	**2009**	2008
June 1999	2002 – 2009	934p	–	3,211
June 2000	2003 – 2010	688p	–	3,416
July 2001	2004 – 2011	738p	**1,016**	1,016
June 2002	2005 – 2012	720p	**3,743**	4,369
			4,759	12,012

35 Share based payments continued

v) Unapproved Share Option Scheme

The board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. No awards have been made under this scheme since July 2003.

Details of the movements in the share awards outstanding during the year are as follows:

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2007	151,008	728p
Exercised during the year	(101,704)	729p
Outstanding at 1 April 2008	49,304	724p
Exercised during the year	(8,541)	670p
Outstanding at 31 March 2009	**40,763**	**728p**

Options outstanding under this scheme at 31 March were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	**2009**	2008
June 1999	2002 – 2009	934p	–	108
June 2000	2003 – 2010	688p	–	5,449
July 2001	2004 – 2011	738p	**18,848**	18,848
June 2002	2005 – 2012	720p	**21,915**	24,899
			40,763	49,304

36 Cash flow statement

a) Reconciliation of operating profit to operating cash flows

	2009 £m	2008 £m
Profit before interest and tax from continuing operations	**451.0**	400.7
Profit before interest and tax from discontinued operations	–	0.8
	451.0	401.5
Depreciation of property, plant and equipment	**223.7**	204.5
Amortisation of intangible assets	**24.2**	27.3
Pension service cost	**23.8**	31.5
Pension contributions	**(42.0)**	(55.6)
Share based payments charge	**5.3**	4.0
Profit on sale of property, plant and equipment	**(4.0)**	(1.7)
Deferred income released	**(5.3)**	(5.2)
Provisions charged to income statement	**10.8**	49.5
Utilisation of provisions for liabilities and charges	**(48.9)**	(11.4)
Increase in stocks	**(2.7)**	(2.4)
Increase in debtors	**(9.2)**	(44.3)
Increase in creditors	**16.8**	48.2
Cash generated from operations	**643.5**	645.9
Tax received/(paid)	**1.1**	(76.2)
Net cash inflow from operating activities	**644.6**	569.7

36 Cash flow statement continued

b) Non cash transactions

No additions to property plant and equipment during the year were financed by new finance leases (2008: nil).

c) Exceptional cash flows

The following cash flows arose from items classified as exceptional in the income statement:

	2009 £m	2008 £m
Restructuring costs	**(16.2)**	(14.1)
Flood income/(costs)	–	(13.6)
Fines and penalties	**(40.0)**	–
Third party legal costs	**(1.4)**	–
	(57.6)	(27.7)

d) Reconciliation of movement in cash and cash equivalents to movement in net debt

	As at 1 April 2008 £m	Cash flow £m	Fair value adjustments £m	RPI uplift on index linked debt £m	Foreign exchange £m	Other non cash movements £m	**As at 31 March 2009 £m**
Cash and cash equivalents	654.4	(11.6)	–	–	5.3	–	648.1
Bank overdrafts	(1.0)	1.0	–	–	–	–	–
Net cash and cash equivalents	653.4	(10.6)	–	–	5.3	–	648.1
Bank loans	(742.7)	(2.4)	–	(5.9)	(0.1)	(38.7)	(789.8)
Other loans	(2,958.1)	(176.2)	(222.7)	(13.2)	0.7	58.6	(3,310.9)
Finance leases	(385.4)	41.0	–	–	–	–	(344.4)
Net debt	**(3,432.8)**	**(148.2)**	**(222.7)**	**(19.1)**	**5.9**	**19.9**	**(3,797.0)**

37 Contingent liabilities

a) Bonds and guarantees

Group undertakings have entered into bonds and guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

b) Disposal of subsidiaries

The group has given certain guarantees and indemnities in relation to disposals of businesses.

On 5 March 2007 the group received notice of a claim for €23.4 million from Veolia Proprete S.A (Veolia) alleging breach of warranty in relation to the disposal of Biffa Belgium. The group has subsequently received notice from Veolia of a further claim for €5 million relating to the same matter. The group considers that there is no basis for this claim and hence no provision has been recorded in the financial statements in relation to this matter. The matter has been set down for a hearing in the Commercial Court in Belgium on 4 February 2010.

The group is not aware of any other liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

38 Financial and other commitments

a) Investment expenditure commitments

	2009 £m	2008 £m
Contracted for but not provided in the financial statements	**181.7**	261.4

In addition to these contractual commitments, Severn Trent Water Limited has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services (Ofwat) and to provide for growth in demand for water and sewerage services.

b) Leasing commitments

At the balance sheet date the group had outstanding commitments for future minimum operating lease payments under non cancellable operating leases, which fall due as follows:

	2009 £m	2008 £m
Within one year	**6.8**	6.2
In the second to fifth years inclusive	**13.4**	13.6
After more than five years	**8.2**	10.3
	28.4	30.1

Operating lease payments represent rentals payable by the group for certain of its office properties, plant and equipment.

39 Post balance sheet events

Following the year end the board has proposed a final dividend of 41.05 pence per share. Further details of this are shown in note 15.

On 13 May 2009 the group completed the acquisition of PS Apliclor S.A., a small distribution operation in Spain. This business currently has annual turnover of around €10 million.

40 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not included in this note. Transactions between the group and its associates and joint ventures are disclosed below.

Trading transactions

	Sale of goods		Purchase of goods		Amounts due from related parties		Amounts due to related parties	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Cognica	**–**	–	**0.1**	0.1	**–**	–	**–**	–
SII	**9.4**	12.4	**–**	–	**13.8**	13.7	**–**	–
Detroit Water	**–**	0.1	**–**	–	**–**	0.1	**–**	–
Jackson Water Partnership	**1.4**	–	**–**	–	**1.7**	–	**–**	–
	10.8	12.5	**0.1**	0.1	**15.5**	13.8	**–**	–

The related parties are associates and joint ventures in which the group has a participating interest.

Remuneration of key management personnel

Key management personnel comprise the executive directors and senior management of Severn Trent Plc, Severn Trent Water and Severn Trent Services.

The remuneration of the directors is included within the amounts disclosed below. Further information about the remuneration of individual directors is provided in the audited part of the Directors' remuneration report on pages 50 to 53.

	2009 £m	2008 £m
Short term employee benefits	**6.2**	4.4
Post employment benefits	**0.7**	0.5
Termination benefits	**–**	1.1
Share based payments	**0.8**	0.8
	7.7	6.8

41 Principal subsidiary undertakings and their directors

Details of the principal operating subsidiaries are given below. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next annual return.

Severn Trent Water

Severn Trent Water Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000

Directors
Sir John Egan
B Bulkin
G Fryett*
M J Kane
M J E McKeon
A P Smith
A J Ballance
R H Davey
M J Lamb
Baroness Noakes
A P Wray

* appointed with effect from 1 July 2009

Severn Trent Services

Severn Trent Services Inc.
Suite 300, 580 Virginia Drive,
Ft Washington Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors
D L Chester
L F Graziano

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)

Directors
D L Chester
K J Kelly
L F Graziano

Severn Trent Services Limited
Park Lane, Minworth, Sutton Coldfield, West Midlands B76 9BL
Telephone 0121 313 2300

Directors
L F Graziano
K A A Porritt
R C McPheely
P M Senior

Severn Trent Water Purification Inc.
3000 Advance Lane, Colmar
Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)

Directors
D L Chester
K J Kelly
L F Graziano

Severn Trent Metering Services Limited
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield S41 9DZ
Telephone 01246 456658

Directors
L F Graziano
K A A Porritt
R C McPheely
P M Senior

Severn Trent Services International Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors
L F Graziano
K A A Porritt
R C McPheely
P M Senior

C2C Services Limited
(80% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors
W F Earp
B M Horner
W G Weatherdon
A J Handford
R J Phillips
E A Wilson

Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue
Coventry CV4 9GU
Telephone 0247 642 1213

Directors
L F Graziano
K A A Porritt
R C McPheely
P M Senior

Other Businesses

Derwent Insurance Limited
6A Queensway, PO Box 64, Gibraltar
Telephone 00 350 47529
(Insurance company, incorporated and operational in Gibraltar)

Directors
J Davies
F B Smith
N Feetham
F White

Severn Trent Luxembourg Overseas Holdings SA
1A rue Thomas Edison L-1445 Strassen, Luxembourg
(Finance company, registered and operational in Luxembourg)

Directors
D L Chester
M J E McKeon
D Robyns
L F Graziano
X Pauwels
F B Smith

Country of incorporation, and main operation is Great Britain and registration is England and Wales unless otherwise stated. All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares.

All subsidiary undertakings have been included in the consolidation.

As at 28 May 2009

Independent auditors' report to the members of Severn Trent Plc

We have audited the parent company financial statements of Severn Trent Plc for the year ended 31 March 2009 which comprise the Balance Sheet, Statement of Total Recognised Gains and Losses and the related notes 1 to 19. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Severn Trent Plc for the year ended 31 March 2009 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Statement, the Chief Executives Review and the Performance Reviews that are cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2009;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors
London, UK
28 May 2009

Company balance sheet

At 31 March 2009

	Notes	2009 £m	2008 £m
Fixed assets			
Tangible fixed assets	2	**0.5**	–
Investments in subsidiaries	3	**3,390.7**	3,387.1
Derivative financial instruments		**22.4**	4.6
		3,413.6	3,391.7
Current assets			
Debtors	4	**58.8**	49.8
Derivative financial instruments		**17.7**	1.0
Cash at bank and in hand		**418.0**	190.0
		494.5	240.8
Creditors: amounts falling due within one year	5	**(1,041.3)**	(748.4)
Net current liabilities		**(546.8)**	(507.6)
Total assets less current liabilities		**2,866.8**	2,884.1
Creditors: amounts falling due after more than one year	6	**(143.1)**	(131.2)
Net assets		**2,723.7**	2,752.9
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	10	**231.0**	229.7
Share premium account	11	**71.9**	64.3
Other reserves	12	**146.3**	144.0
Retained earnings	13	**2,274.5**	2,314.9
Equity attributable to the company's equity shareholders	13	**2,723.7**	2,752.9

Signed on behalf of the board who approved the accounts on 28 May 2009.



Sir John Egan
Chairman



Michael McKeon
Finance Director

Company statement of total recognised gains and losses

For the year ended 31 March 2009

	2009 £m	2008 £m
Transfers		
Transfers to profit and loss account on cashflow hedges	**3.2**	3.2
Deferred tax on transfers to income statement	**(0.9)**	(0.9)
	2.3	2.3
(Loss)/profit for the period	**113.3**	(40.7)
Total recognised gains and losses for the period	**115.6**	(38.4)

Notes to the company financial statements

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and in accordance with applicable United Kingdom Accounting Standards and comply with the requirements of the United Kingdom Companies Act 1985 (the Act).

b) Tangible fixed assets and depreciation

Tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their estimated economic lives, which are principally as follows:

	Years
Buildings	30 – 60
Vehicles, computers and software	2 – 15

c) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair values of minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period. All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

d) Impairment of fixed assets and investments

Impairments of fixed assets and investments are calculated as the difference between the carrying values of net assets of income generating units, including where appropriate investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts. Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

e) Financial instruments

Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the profit and loss account (see below).

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments and hedging activities

The company uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the profit and loss account where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in reserves, and the ineffective portion in the profit and loss account. The gains or losses deferred in reserves in this way are recycled through the profit and loss account in the same period in which the hedged underlying transaction or firm commitment is recognised in the profit and loss account.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the profit and loss account in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in reserves is kept in reserves until the forecast transaction occurs, or transferred to the profit and loss account if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract or the host contract is not carried at fair value with gains and losses reported in the profit and loss account.

1 Accounting policies continued

f) Investments

Investments in subsidiary undertakings are held at historical cost.

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in reserves is taken to the profit and loss account.

Other investments are classified as held to maturity when the company has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the profit and loss account.

g) Share based payments

The company operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using a pricing model, excluding the impact of any non market conditions. The number of awards expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non market based condition.

h) Cash flow statement

The company has taken advantage of the exemption under Financial Reporting Statement 1 'Cash flow statements' and not produced a cash flow statement.

i) Deferred taxation

Deferred taxation is fully provided for in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that the group has an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are only recognised to the extent that taxable profits are expected to arise in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate.

j) Pensions

The company participates in the group's defined benefit and defined contribution pension schemes, details of which are set out in note 29 to the group financial statements. However, the company is currently unable to identify its share of assets and liabilities relating to the defined benefit schemes. The pension costs charged against the operating profit are the contributions payable to the scheme in respect of the accounting period in respect of the defined benefit and defined contribution schemes.

2 Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2008	0.7	4.2	4.9
Additions	–	0.5	0.5
Assets sold or written off	–	(4.2)	(4.2)
At 31 March 2009	**0.7**	**0.5**	**1.2**
Depreciation			
At 1 April 2008	0.7	4.2	4.9
Charge for year	–	–	–
Assets sold or written off	–	(4.2)	(4.2)
At 31 March 2009	**0.7**	**–**	**0.7**
Net book value			
At 31 March 2009	**–**	**0.5**	**0.5**
At 31 March 2008	–	–	–

3 Investments

	Subsidiary undertakings		
	Shares £m	Loans £m	Total £m
At 1 April 2008	3,105.5	281.6	3,387.1
Additions/loans advanced	119.7	–	119.7
Disposals/loans repaid	–	(116.1)	(116.1)
At 31 March 2009	**3,225.2**	**165.5**	**3,390.7**

Details of the principal subsidiaries of the company are given in note 42 of the group financial statements.

4 Debtors

	2009 £m	2008 £m
Amounts owed by group undertakings	**31.6**	4.5
Deferred tax	**11.8**	5.9
Corporation tax recoverable	**15.4**	37.7
Other debtors	**–**	0.1
Prepayments and accrued income	**–**	1.6
	58.8	49.8

5 Creditors: amounts falling due within one year

	2009 £m	2008 £m
Bank overdrafts	**24.7**	–
Other loans	**65.3**	142.5
Borrowings (note 9)	**90.0**	142.5
Derivative financial instruments	**–**	4.2
Amounts due to group undertakings	**936.5**	590.6
Other creditors	**6.0**	–
Taxation and social security	**–**	0.2
Accrued expenses	**8.8**	10.9
	1,041.3	748.4

6 Creditors: amounts falling due after more than one year

	2009 £m	2008 £m
Borrowings – other loans (note 9)	**86.9**	108.1
Amounts due to group undertakings	**10.4**	–
Derivative financial instruments	**45.8**	23.1
	143.1	131.2

7 Employee costs and auditors remuneration

	2009 £m	2008 £m
Wages and salaries	**1.4**	1.0
Social security costs	**0.1**	0.3
Pension costs	**2.8**	2.5
Total employee costs	**4.3**	3.8

For details of directors' remuneration see the Directors' remuneration report on pages 40 to 53.

Auditors' fees in respect of the company were £77,000 (2008: £152,770). For full details of the fees paid to the auditors by the group, see note 7 of the group financial statements.

Fees payable to Deloitte LLP and their associates for non audit services to the company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.

8 Employee numbers

Average number of employees of the company (including executive directors) during the year was 10 (2008: 14).

All were based in the United Kingdom.

9 Borrowings

Borrowings analysed by maturity date

	2009 £m	2008 £m
Borrowings due within one year	**90.0**	142.5
Borrowings due after one year:		
Between one and two years	**10.6**	46.1
Between two and five years	**21.5**	23.8
After more than five years	**54.8**	38.2
Total borrowings due after one year	**86.9**	108.1
	176.9	250.6

After taking into account interest and cross currency swaps, 100% of the company's borrowings are at fixed interest rates (2008: 100%).

Fixed rate debt has a weighted average interest rate of 6.4% (2008: 6.4%) for a weighted average period of 5.2 years (2008: 6.2 years).

The company's borrowings are denominated in sterling, after taking account of cross currency swaps the company has entered into. The fair values of the company's borrowings were:

	2009 £m	2008 £m
Bank overdrafts	**24.7**	–
Other loans	**152.2**	240.7
	176.9	240.7

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

9 Borrowings continued

Borrowing facilities

The company has the following undrawn committed borrowing facilities available at 31 March:

	2009 £m	2008 £m
Expiring in more than one but not more than two years	**–**	41.7
Expiring in between two and five years	**500.0**	458.3
	500.0	500.0

10 Share capital

	2009 £m	2008 £m
Total authorised share capital: 346,783,834 ordinary shares of $97\frac{17}{19}$p (2008: 346,783,834 ordinary shares of $97\frac{17}{19}$p)	**339.5**	339.5
Total issued and fully paid share capital: 238,938,946 ordinary shares of $97\frac{17}{19}$p (2008: 234,600,076 ordinary shares of $97\frac{17}{19}$p)	**231.0**	229.7

Changes in share capital were as follows:

	Number	£m
Ordinary shares of $97\frac{17}{19}$p At 1 April 2008	234,600,076	229.7
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 831p under the group's Employee Sharesave Scheme	1,322,252	1.3
Shares issued at 680.5p, 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	16,618	–
At 31 March 2009	**235,938,946**	**231.0**

11 Share premium

	2009 £m	2008 £m
At 1 April	**64.3**	57.5
Employee Share Option Scheme	**7.6**	6.8
At 31 March	**71.9**	64.3

12 Other reserves

	Capital redemption reserve £m	Hedging reserve £m	Total other reserves £m
At 1 April 2007	156.1	(15.3)	140.8
Cash flow hedges – transfer to net profit	–	3.2	3.2
At 1 April 2008	156.1	(12.1)	144.0
Cash flow hedges – transfer to net profit	–	2.3	2.3
At 31 March 2009	**156.1**	**(9.8)**	**146.3**

The capital redemption reserve arose on the repurchase of B shares. This is not distributable.

13 Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m
At 1 April 2007	228.3	57.5	140.8	2,500.6	2,927.2
Cash flow hedges					
– Transfers to net profit	–	–	3.2	–	3.2
Share options and LTIPs					
– proceeds from shares issued	1.4	6.8	–	–	8.2
– value of employees' services	–	–	–	4.0	4.0
Net profit for the year	–	–	–	(40.7)	(40.7)
Dividends	–	–	–	(147.3)	(147.3)
Deferred tax on items posted directly to equity	–	–	–	(1.7)	(1.7)
At 1 April 2008	229.7	64.3	144.0	2,314.9	2,752.9
Cash flow hedges					
– Transfers to net profit	–	–	2.3	–	2.3
Share options and LTIPs					
– proceeds from shares issued	1.3	7.6	–	–	8.9
– value of employees' services	–	–	–	0.1	0.1
– awards granted by subsidiaries	–	–	–	5.2	5.2
– tax and social security paid on awards vesting	–	–	–	(0.2)	(0.2)
Net profit for the year	–	–	–	113.3	113.3
Dividends	–	–	–	(158.8)	(158.8)
At 31 March 2009	**231.0**	**71.9**	**146.3**	**2,274.5**	**2,723.7**

In previous years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit or loss account is presented for the company.

14 Employee Share Schemes

For details of employee share schemes and options granted over the shares of the company, see note 35 of the consolidated financial statements. Details of LTIP conditional awards and share options granted by the company to its employees are set out below.

The company has charged £0.1 million (2008: £1.4 million) to the profit and loss account in respect of share based payments.

	2009		2008	
	Number of exercisable options/ awards	**Weighted average exercise price**	Number of exercisable options/ awards	Weighted average exercise price
Long Term Incentive Plan	**–**	**–**	–	–
Employee Sharesave Scheme	**1,237**	**598.5p**	1,259	589.7p
	1,237		1,259	

14 Employee Share Schemes continued

i) Long Term Incentive Plan (LTIP)

Changes in the number of awards outstanding during the year:

	Number of awards
Outstanding at 1 April 2007	706,826
Granted during the year	45,148
Cancelled during the year	(12,708)
Lapsed during the year	(315,712)
Outstanding at 1 April 2008	423,554
Granted during the year	3,566
Vested during the year	(50,770)
Lapsed during the year	(64,590)
Transferred to other group companies	(231,620)
Outstanding at 31 March 2009	**80,140**

Awards outstanding at 31 March were:

Date of grant	Normal date of vesting	Number of shares 2009	Number of shares 2008
July 2005	2008	–	208,922
July 2006	2009	**76,574**	169,484
July 2007	2010	–	45,148
July 2008	2011	**3,566**	–
		80,140	423,554

ii) Employee Sharesave Scheme

Changes in the number of options outstanding during the year:

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2007	9,382	1,029p
Cancelled during the year	(3,007)	898p
Exercised during the year	(3,292)	487p
Outstanding at 31 March 2008	3,083	780p
Cancelled during the year	(461)	1,172p
Exercised during the year	(1,146)	809p
Forfeited during the period	(239)	823p
Outstanding at 31 March 2009	**1,237**	**599p**

Options outstanding at 31 March 2009 were:

Date of grant	Normal date of vesting	Option price	Number of shares 2009	Number of shares 2008
January 2002	2009	548p	**1,010**	1,010
January 2005	2008, 2010 or 2012	759p	–	249
January 2006	2009, 2011 or 2013	823p	**227**	1,363
January 2007	2010, 2012 or 2014	1,172p	–	461
			1,237	3,083

15 Pensions

The company operates a number of defined benefit schemes (being the Severn Trent Pension Scheme, the Severn Trent Water Mirror Image Pension Scheme and the Severn Trent Senior Staff Pension Scheme). In addition, the group operates an unfunded arrangement for certain employees whose earnings are above the pension cap.

Further details regarding the operation of these schemes are given in note 29 of the group financial statements.

The company is currently unable to identify its share of the underlying assets and liabilities from the group's defined benefit schemes, and hence it continues to account for the cost of contributions as if the scheme was a defined contribution scheme.

The pension charge for the year was £2.4 million (2008: £2.6 million).

16 Related party transactions

The company has taken advantage of the exemption under FRS 8 and not disclosed details of transactions with other undertakings within the Severn Trent group of companies.

17 Contingent liabilities

a) Bonds and guarantees

The company has entered into bonds and guarantees in the normal course of business. No liabilities are expected to arise in respect of either the bonds or guarantees.

b) Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each others' overdrawn balances to the extent of their credit balances, which can be offset against balances of participating companies.

18 Post balance sheet events

On 28 May 2009 the board of directors proposed a final dividend of 41.05 pence per share.

19 Dividends

For details of the dividends paid in 2008/09 and 2007/08 see note 15 in the group financial statements.

Five year summary

Continuing operations	2009 £m	2008 £m	2007 £m	2006 (restated) £m	2005 (restated) £m
Turnover	**1,642.2**	1,552.4	1,480.2	1,455.3	1,252.3
Profit before interest, tax and exceptional items	**469.9**	469.5	405.3	393.0	309.5
Net exceptional items	**(18.9)**	(68.8)	24.7	(15.7)	(2.3)
Net interest payable before (losses)/gains on financial instruments	**(196.4)**	(177.4)	(153.8)	(163.9)	(164.1)
(Losses)/gains on financial instruments	**(87.0)**	(31.0)	48.8	(36.7)	–
Results of associates and joint ventures	**–**	0.1	0.5	1.1	0.7
Profit on ordinary activities before taxation	**167.6**	192.4	325.5	177.8	143.8
Current taxation on profit on ordinary activities	**(52.1)**	(56.2)	(58.5)	(61.5)	(19.1)
Deferred taxation	**(171.5)**	74.4	(18.4)	7.3	(34.3)
(Loss)/profit on ordinary activities after taxation	**(56.0)**	210.6	248.6	123.6	90.4
Discontinued	**–**	0.8	20.0	99.4	67.7
(Loss)/profit for the period	**(56.0)**	211.4	268.6	223.0	158.1
Net assets employed					
Fixed assets	**6,169.9**	5,892.9	5,675.5	6,391.6	6,290.8
Other net liabilities excluding net debt, retirement benefit obligation and provisions	**(287.2)**	(217.3)	(242.9)	(212.2)	(218.3)
Derivative financial instruments	**83.2**	(26.1)	(102.6)	(130.0)	–
Retirement benefit obligation	**(233.0)**	(126.0)	(135.1)	(221.9)	(317.5)
Provisions for liabilities and charges and deferred tax	**(988.0)**	(885.5)	(930.0)	(980.4)	(1,010.9)
Net assets held for sale	**4.2**	–	–	13.0	–
	4,749.1	4,638.0	4,264.9	4,860.1	4,744.1
Financed by					
Called up share capital	**231.0**	229.7	228.3	227.2	225.8
Reserves	**715.1**	971.3	905.9	1,669.2	1,621.8
Total shareholders' funds	**946.1**	1,201.0	1,134.2	1,896.4	1,847.6
Minority shareholders' interests	**6.0**	4.2	3.1	2.6	1.9
Net debt	**3,797.0**	3,432.8	3,127.6	2,961.1	2,894.6
	4,749.1	4,638.0	4,264.9	4,860.1	4,744.1
Statistics					
Earnings per share (continuing) – pence	**24.6**	89.3	106.1	52.9	39.0
Adjusted earnings per share – pence	**92.7**	97.8	82.4	70.4	52.6
Dividends per share (excluding special dividend) – pence	**67.34**	65.63	61.45	51.13	48.51
Dividend cover (before exceptional items and deferred tax)	**1.4**	1.5	1.3	1.4	1.1
Gearing	**80.0%**	74.0%	73.3%	60.9%	61.0%
Ordinary share price at 31 March – pence	**990**	1,419	1,434	1,117	915
Average number of employees					
– Severn Trent Water	**5,624**	5,569	5,289	5,188	5,106
– other	**3,144**	2,814	7,172	11,124	11,268

Gearing has been calculated as net debt divided by the sum of equity and net debt.

The amounts for 2006 and 2005 have been restated to exclude the results of discontinued operations

Information for shareholders

Electronic communications and the Severn Trent Plc website

At the 2007 Annual General Meeting (AGM) a resolution, amending the Articles of Association, was passed allowing the company to communicate with shareholders either via the Severn Trent Plc website or by post. The company wrote to shareholders in April 2008 asking that they choose to either:

- provide an email address, using the personalised reply card, to receive notifications when shareholder documentation is made available on the website; or
- continue to receive shareholder documentation in hard-copy by returning the personalised reply card.

If the completed card was not returned then, in accordance with the Companies Act 2006, shareholders were deemed to have agreed to receive shareholder documentation via the Severn Trent Plc website. These shareholders, and those who have positively elected for website communication, were sent, immediately prior to the publication date, a written notification that the 2008 shareholder documents are available to view on the Severn Trent Plc website at www.severntrent.com

The new electronic arrangements enable shareholders to access information immediately as it becomes available. By using electronic communications the company is also able to both reduce its impact on the environment from reducing the use of paper and the energy required for publication and distribution, and benefit from savings associated with reduced printing and mailing costs.

The Severn Trent Plc website also provides company news and information, together with links to the company's operational businesses' websites.

The investors' section of the website contains up to date information for shareholders including:

- comprehensive share price information;
- financial results;
- a history of dividend payment dates and amounts; and
- access to current and historical shareholder documents such as the Annual Report and Accounts.

Shareholders who register to receive shareholder documentation from Severn Trent Plc electronically can:

- view the Annual Report and Accounts on the day it is published;
- receive an email alert when shareholder documents are available;
- cast their AGM vote electronically; and
- manage their shareholding quickly and securely online, through Shareview.

Visit www.shareview.co.uk for more information and to register for electronic shareholder communications.

Dividend payments directly into bank accounts

Dividends can be paid automatically into your bank or building society account. This service has a number of benefits:

- there is no chance of the dividend cheque being lost in the post;
- the dividend payment is cleared more quickly as the cash is paid directly into the account on the payment date without the need to pay in the cheque and wait for it to clear; and
- beginning with the 2009/10 financial year, a single consolidated tax voucher will be issued in February each year in time for your self assessment tax return.

To take advantage of this service or for further details contact Equiniti or visit www.shareview.co.uk

Severn Trent shareholder helpline

The company's registrar is Equiniti Limited. Equiniti's main responsibilities include:

- maintaining the shareholder register; and
- making dividend payments

If you have any queries on the following matters you can contact Equiniti via one of the methods below:

- transfer of shares;
- change of name or address;
- lost share certificate;
- lost or out of date dividend cheques and other dividend queries;
- death of the registered holder of shares; or
- any other query relating to your Severn Trent shareholding

Telephone: 0871 384 2967*

Overseas enquiries: +44 121 415 7044

Text phone: 0871 384 2255*

By post: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

Email: severntrent@equiniti.com

*Calls to these numbers are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

A range of frequently asked questions is also available at www.shareview.co.uk

Overseas dividend payments

A service has been established to provide shareholders in over 30 countries with the opportunity to receive Severn Trent dividends in their local currency. For a small administration fee, shareholders can have their dividends automatically converted from sterling and paid into their bank account, normally within five working days of the dividend payment date. For further details, please contact +44 121 415 7044.

Buying and selling shares in the UK

If you wish to buy or sell certificated Severn Trent shares, you will need to use a stockbroker or high street bank which trades on the London Stock Exchange. There are also many telephone and online services available to you. If you are selling, you will need to present your share certificate at the time of sale. Details of low cost dealing services may be obtained from www.shareview.co.uk or 0845 603 7037.

Shareholder security

Shareholders are advised to be wary of any unsolicited advice, offers to buy shares at a discount, or offers of free reports about the company. More detailed information can be found at www.fsa.gov.uk/consumer

Unsolicited mail

The company is legally obliged to make its share register available to the general public. Consequently some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive please contact:

The Mailing Preference Service (MPS), DMA House, 70 Margaret Street, London W1W 8SS.

Alternatively, register online at www.mpsonline.org.uk or call the MPS Registration line on 0845 703 4599.

Share price information

As well as using the company website to view details of the current and historical Severn Trent share price, shareholders can find share prices listed in most national newspapers. Ceefax and Teletext pages also display share prices that are updated regularly throughout the trading day. For a real time buying or selling price, you should contact a stockbroker.

Gifting your shares

To transfer your shares to another member of your family as a gift, please request a gift transfer form from Equiniti. The completed transfer form together with the relevant share certificate(s) should be returned to Equiniti to record the change in ownership.

If you have a small number of shares and would like to donate them to charity, please ask Equiniti for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website at www.sharegift.org or by telephoning 0207 337 0501.

Financial calendar

17 June 2009	Ex-dividend date for 2008/09 final dividend
19 June 2009	Record date for 2008/09 final dividend
21 July 2009	AGM, International Convention Centre, Birmingham, B1 2EA
31 July 2009	Payment date for proposed 2008/09 final dividend
24 November 2009	Announcement date for 2009/10 interim results
January 2010	Payment date for proposed 2009/10 interim dividend

Analysis of shareholdings at 31 March 2009

Category	Number of shareholders	% of shareholders	Number of shares	% of shares
Individual and joint accounts	70,296	91.32	26,603,002	11.28
Other*	6,684	8.68	209,335,944	88.72
Total	**76,980**	**100.00**	**235,938,946**	**100.00**

Size of holding	Number of shareholders	% of shareholders	Number of shares	% of shares
1-499	57,085	74.16	11,158,497	4.73
500-999	13,389	17.39	9,403,159	3.99
1,000-4,999	5,508	7.16	9,308,155	3.95
5,000-9,999	279	0.36	1,896,300	0.80
10,000-49,999	318	0.41	7,728,071	3.28
50,000-99,999	126	0.16	9,008,691	3.82
Over 100,000	275	0.36	187,436,073	79.44
Total	**76,980**	**100.00**	**235,938,946**	**100.00**

* Includes insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies

Useful historical information

Share capital reorganisation – August 1997

On 11 August 1997, the company's share capital was reorganised and then consolidated whereby, for every 20 existing ordinary shares of £1.00 each, shareholders received 19 new ordinary shares of 65$^{5}/_{19}$ pence each and 20 B shares of 38 pence each.

At the AGM on 1 August 2000, shareholders resolved to cancel the B shares and, following an application to the Courts, the capital of the company was reduced and the B shares were cancelled with effect from 1 November 2000.

Information on the capital gains treatment of both events is available from the Investor Centre pages at www.severntrent.com

Demerger of Biffa Plc, Return of Capital by payment of a Special Dividend and Consolidation of Severn Trent Plc Shares

On 9 October 2006 the demerger of Biffa Plc was completed and, for each existing Severn Trent Plc share of 65$^{5}/_{19}$ pence each held at the Record Time of 6.00pm on Friday 6 October 2006, shareholders in the company received:

- one Biffa Plc share of ten pence each; and
- a Special Dividend of 165 pence.

At the same time as the demerger, every three Severn Trent Plc shares of 65$^{5}/_{19}$ pence each were consolidated into two new Severn Trent Plc shares of 97$^{17}/_{19}$ pence each.

The Special Dividend was paid on 20 October 2006. At the same time, share certificates for the new Severn Trent Plc shares and the Biffa Plc shares were sent to shareholders.

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Severn Trent Plc
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Tel: 0121 722 4000
www.severntrent.com

Registered number: 2366619